SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2007
PETROCHINA COMPANY LIMITED
16 Andelu, Dongcheng District
Beijing, The People’s Republic of China, 100011
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___)

PetroChina Company Limited (the “Registrant”) is furnishing under the cover of Form 6-K the Registrant’s 2006 annual report.
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:
•	the Registrant’s plan to strengthen its oil and gas operation and development;

•	the Registrant’s plan to optimize the structure of refining and chemical businesses; and

•	the Registrant’s other future plans and prospects.
     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:
•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failure or delay in achieving production from development projects;

•	failure to complete the proposed acquisition of certain overseas assets as planned;

•	change in demand for competing fuels in the target market;

•	continued availability of capital and financing;

•	general economic, market and business conditions;

•	changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

•	other factors beyond the Registrant’s control.
     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.
     You should not place undue reliance on any of these forward-looking statements.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: April 16, 2007	By:	/s/ Li Huaiqi

	Name:	Li Huaiqi
	Title:	Company Secretary

2006 ANNUAL REPORT

FINANCIAL AND OPERATING SUMMARY
Output of crude oil for 2006 was 830.7 million barrels, representing an increase of 0.9% from 2005.
Output of marketable natural gas for 2006 was 1,371.9 billion cubic feet, representing an increase of 22.5% from 2005.
Total output of crude oil and natural gas for 2006 was 1,059.4 million barrels of oil equivalent, representing an increase of 4.9% from 2005.
Consolidated turnover for 2006 was RMB 688,978 million, representing an increase of 24.8% from 2005.
Consolidated net profit* for 2006 was RMB 142,224 million, representing an increase of 6.6% from 2005.
Basic and diluted earnings per share attributable to equity holders of the Company for 2006 were RMB 0.79, representing an increase of RMB 0.04 from 2005.
The Board of Directors has proposed a final dividend attributable to equity holders of the Company for 2006 of RMB 0.154699 per share.

*	Consolidated net profit is profit attributable to the Company’s equity holders.
(PHOTO)

CONTENTS

COMPANY PROFILE	002
CHAIRMAN’S REPORT	003
FINANCIAL HIGHLIGHTS	010
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS	012
CORPORATE GOVERNANCE REPORT	039
DIRECTORS’ REPORT	052
REPORT OF THE SUPERVISORY COMMITTEE	084
BUSINESS OPERATING REVIEW	087
INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES	090
REPORT OF INDEPENDENT AUDITORS	092
FINANCIAL STATEMENTS	094
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)	164
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)	169
CORPORATE INFORMATION	176
MAJOR EVENTS IN 2006	182
     (PHOTO)

COMPANY PROFILE
PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”). In the restructuring, CNPC injected into the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.
The Company, one of the largest companies in the PRC in terms of sales, and its subsidiaries (the “Group”) are engaged in a broad range of petroleum and natural gas related activities, including:
• the exploration, development, production and sales of crude oil and natural gas;
• the refining, transportation, storage and marketing of crude oil and petroleum products;
• the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and
• the transmission of natural gas, crude oil and refined products, and the sales of natural gas.
The American Depositary Shares (the “ADSs”) and H shares of the Company were listed on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited (“HKSE”) on April 6, 2000 and April 7, 2000, respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Chen Geng
Secretary to the Board:	Li Huaiqi
Legal Address of the Company:	World Tower
16 Andelu Dongcheng District, Beijing
The People’s Republic of China
Postal Code:	100011
Telephone:	(8610) 8488 6270
Facsimile:	(8610) 8488 6260
Places of Listing:
H shares: The Stock Exchange of Hong Kong Limited	Code: 857
ADS: The New York Stock Exchange, Inc.	Symbol: PTR

CHAIRMAN’S REPORT
(PHOTO)
Dear Shareholders,
     I am pleased to submit to you the annual report of PetroChina Company Limited (the “Company”) for the year ended December 31, 2006.
Review of Results of Operations
The Company is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC. The Company is engaged in a broad range of petroleum-related activities.
In 2006, leveraging on the opportunities presented by the steady and rapid growing economy in the PRC and the rising demands in oil and natural gas, the Company actively developed its principal businesses. The Group achieved fruitful results in oil and gas exploration and the oil and gas output reached another historical high. In relation to the refinery and petrochemical operations, the Group continues to optimise resource allocation and has been able to meet market demands. Rapid developments on the oil and gas marketing and the international operations all led to the highest profit-making position of the Company since listing. For the twelve months ended December 31, 2006, profit before taxation of the Group was RMB199,173 million, representing an increase of 2.8% compared with the previous year. Net profit was RMB142,224 million, representing an increase of 6.6% compared with the previous year.

For the twelve months ended December 31, 2006, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.79.
The Board of Directors has recommended final dividends of RMB0.154699 per share for 2006 (together with the interim dividends of RMB0.202806 per share, the annual dividends for 2006 will be RMB0.357505 per share), subject to the approval of the shareholders at the forthcoming annual general meeting of the Company to be held on May 16, 2007.
Board of Directors and Supervisory Committee
The annual general meeting of the Company for 2005 was held in Beijing on May 26, 2006. Article 89 of the Articles of Association of the Company provides that “directors shall be elected at the shareholders’ meeting for a term of three years and may serve consecutive terms if re-elected upon the expiry of their term of office”. The term of office of two directors expired on May 27, 2006. Pursuant to the provisions of Articles 51 (13) of the Company’s Articles of Association regarding “review of proposals presented by shareholders representing 5% or more of the voting shares of the Company” at shareholders’ meetings, a resolution for the election of two Directors was considered and approved at the meeting. It was resolved that Mr Zheng Hu be re-elected as a non-executive Director and Mr Franco Bernabè be re-elected as an independent non-executive Director.
On November 24, 2006, the fifth meeting of the Third Term of the Board of Directors of the Company was held in Beijing. Mr Su Shulin resigned from his office of Director and Senior Vice President of the Company due to his taking up new designation with the provincial government of Liaoning Province of the PRC. The Board of Directors accepted Mr Su Shulin’s resignation on the same day. Please see the section headed “Brief Biography of Directors, Secretary, Supervisors and Senior Management” in the “Directors’ Report” for the brief biography of each of the Directors and the Supervisors. The Board of Directors currently consists of twelve Directors, including three independent non-executive Directors. The Supervisory Committee consists of seven Supervisors, including two independent Supervisors.

In addition, the Articles of Association of the Company provides that the Board of Directors shall consist of thirteen Directors. Due to Mr Su Shulin’s resignation, a vacancy has occurred at the Board of Directors. To ensure the normal operation of the Board of Directors, the Company will elect one Director in accordance with the procedures provided in the Articles of Association of the Company.
I would like to take this opportunity to express my gratitude to Mr Su Shulin for his contribution to the Company and the Board of Directors during his term of office. I would also like to give my heartfelt thanks to all shareholders for their support and members of the Board of Directors and the Supervisory Committee and all staff of the Company for their close co-operation and hard work.
Standardised Operations and Business Prospects
The Company strictly abides by the laws and regulations of its respective places of listing and operates prudently and steadily and manages in an efficient manner within the regulatory framework.
The Group achieved fruitful results in oil and gas exploration and the oil and gas output reached another historical high. The Group achieved significant results in exploration of proven geological oil reserves and three-level natural gas reserves. The oil reserve replacement ratio remained at more than one. Comprehensive measures were implemented in oil and gas development by enhancing the recovery rate of mature oilfields and effectively controlling natural decline and overall decline and the rate of increase of water level. At the same time, the foundation for steady and increased production was reinforced by accelerating the increase of production capacity at new oilfields. Crude oil output set a new record high. Natural gas output grew rapidly. In 2006, output of marketable natural gas reached 1,371.9 billion cubic feet, representing an increase of 2.7 times from that of 2000.
The Group achieved efficiency and stability in its refining operations and continued to increase allocation of resources in this segment. Facing the growing demand in the market, the Group overcame insufficient processing capacity in the refining operations, adversities caused by the gap between the prices on domestic refined products and crude oil, onerous inspection and maintenance responsibilities and other difficulties by optimising the allocation of resources and achieving full and steady production capacity at the principal facilities. The processing load rate of refining facilities hit a historical high. Key technical and economic indicators were further improved. The Group maintained its leading position in the production utilisation output of chemical ethylene in the domestic market. In the marketing of refined products and chemical products, market analysis and forecast was enhanced. Production, transportation and distribution were better co-ordinated. Allocation of resources was improved. Sales were responsive to market demands. The marketing network was further improved. As a result, stable supply in the market was achieved.
Constructions of key projects are proceeded on schedule with certain projects commenced commercial operation as planned. The construction of key projects for the refinery and petrochemical segments progressed in an orderly manner, easing off the inadequacy in processing capability in oil refining. The Group’s ethylene production capability was strengthened and the scale of production was further expanded. The Group made smooth progress in the construction of oil and gas pipelines. The China-Kazakhstan Pipeline, the refined oil pipeline in western China, the Ji-Ning Connection Line and the Huai-Wu Connection Line were completed and came into operation. Construction of the trunk line of the crude oil pipeline in western China was completed. Construction projects of ancillary facilities for the West-East Gas Pipeline were implemented smoothly. Construction of the Dagang-Zaozhuang Refined Oil Pipeline, the Lanzhou-Yinchuan Gas Transmission Pipeline and the Daqing-Harbin Gas Transmission Pipeline commenced and made smooth progress.
The Group improved its internal control system and risk management control capability. Focusing on risk control and management, the Group carried out comprehensive risk management by strengthening its internal control system, paying attention to testing and strengthening internal control, and improving its organisational structure and task network in 2006. Risk management on legal risks was put in place in a systematic manner and under a set of rules and procedures. This was conducive to the establishment of systems, construction of important projects and management of equity rights.

The Group paid special emphasis on achieving safety, environmental protection as well as energy saving and strengthened its efforts in this direction gradually. The Group established the concept of “prioritising safety, environmental protection and people-orientation” and pushed forward the establishment of its Health, Safety and Environmental Protection Management System (“HSE”). The Group emphasised on achieving safety, environmental protection and energy saving and strived to build itself up as a balanced and harmonious enterprise.
Looking forward in 2007, global economy may hopefully be able to maintain rapid growth which will lead to a gradual increase in the demand for energy products. The rapid development of the Chinese economy will continue to fuel the demand for oil and natural gas. We believe the Chinese market will open up further in the post-WTO transitional period. China has been adjusting its financial and tax policies in view of the potential risk of further appreciation of Renminbi and the increasing exposure on foreign exchange risk. At the same time, it is expected that government regulation will be more stringent and the public will become more concerned about changes in oil prices and steady supply of oil and gas. The Group shall respond proactively to complicated and ever changing external conditions and fierce market competition in its future development, operate steadily, place greater emphasis on and implement the three key strategies concerning resources, market orientation and internationalisation, and simultaneously maintain rapid development of its core businesses.
The Group will continue to strengthen its oil and gas exploration and development and further consolidate and upgrade its resources bases so as to maintain growth in the production. The Group will carry out oil and gas exploration at eight basins, including Bohai Bay Basin, Erdos Basin and Sichuan Basin. Further geological studies will be conducted. Key projects will be prioritised. In oil and gas exploration, great importance will be placed to the exploration of mature oilfields and unearthing of potential sources, building up of key production capability will be adequately completed. Production facilities in the key areas will be secured. The Group will actively proceed with the large scale exploration of coalbed gas, develop biomass energy and other new form of energy, and make greater efforts to assess oil shale, oil sand and other non-conventional form of resources.

The Group will continue to place greater emphasis on modification and optimisation of its refinery and petrochemical business structure and to commence construction of production facilities steadily in order to improve the operational efficiency. The Group will co-ordinate the optimal allocation of resources and promote partial optimisation and modification of business structure. The Group will also continue to improve different economic and technological indicators in order to ensure the production infrastructure can operate in the long run. The Group will endeavour to optimise product mix, improve the quality of oil products and increase the output of high value-added products. The sale of refined products should be market-oriented with improvements resulting from better allocation of marketing resources, transportation and logistics. The Group will also endeavour to improve the sales and marketing and the retail sales network. In the sales of petrochemical products, centralised sales will be enhanced and market forecast and the pricing mechanism will be perfected.
The Group will continue to speed up construction of major pipelines and ancillary facilities in order to maintain a stable supply of natural gas in the market. In the sale of natural gas, allocation and striving for an overall balance of resources will be carried out, management of operation of pipelines will be enhanced, thereby achieving a safe and steady supply of gas so as to benefit further from the optimisation attained by improvement in the sales network nationwide.
The Group will continue to expand the development of international businesses in order to improve its strength in scale and competitiveness. The Group will continue to strive for more high quality reserves by strengthening the sophisticated exploration carried out in its existing overseas oil and gas businesses and accelerating exploration and development in key areas. The Group will also work on maintaining steady supplies in mature oilfields and accelerating the commencement of production for new projects. The Group will further place emphasis on key segments and regions and promote rapid development and further expansion of its overseas businesses.
The Group will continue to adopt measures to ensure safety, environmental protection and energy saving and strictly abide by the PRC laws and regulations on safety, environmental protection and energy saving. The Group will strengthen the elimination of potential safety and environmental risks, as well as the reform on energy and water saving, and take more effective measures to strengthen management of safety, environmental protection and energy saving in various important domains and key sectors. The Group will promote the effective operation of the HSE management system and make an effort to build itself up as a balanced and harmonious enterprise.
In its future development, the Group will place emphasis on two main principles, namely, relying on efficient and scientific development and building up a balanced and harmonious enterprise. The Group will continue to conduct its business in a prudent and steady manner, thereby increasingly enhance its corporate value and actively fulfills its economic, environmental and social responsibilities to maximise returns to its equity holders, the society and its staff.
Chen Geng
Chairman of the Board
Beijing, the PRC
March 19, 2007

FINANCIAL HIGHLIGHTS

	As At or For the Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB Million
TURNOVER	249,386	310,431	397,354	552,229	688,978

OPERATING EXPENSES
Purchases, services and other	(71,383)	(89,741)	(114,249)	(200,321)	(271,123)
Employee compensation costs	(16,665)	(20,044)	(22,934)	(29,675)	(39,161)
Exploration expenses, including exploratory dry holes	(8,203)	(10,624)	(12,090)	(15,566)	(18,822)
Depreciation, depletion and amortisation	(37,680)	(42,163)	(48,362)	(51,305)	(61,388)
Selling, general and administrative expenses	(23,930)	(25,982)	(28,302)	(36,538)	(43,235)
Employees redundancy costs and shut down of manufacturing facilities	(2,121)	(2,355)	(220)	—	—
Taxes other than income taxes	(15,366)	(16,821)	(19,943)	(23,616)	(56,666)
Property, plant and equipment revaluation loss	—	(391)	—	—	—
Other expense, net	(59)	(598)	(116)	(3,037)	(607)

TOTAL OPERATING EXPENSES	(175,407)	(208,719)	(246,216)	(360,058)	(491,002)

PROFIT FROM OPERATIONS	73,979	101,712	151,138	192,171	197,976

FINANCE COSTS
Exchange gain	179	224	225	942	1,830
Exchange loss	(609)	(260)	(217)	(854)	(1,756)
Interest income	663	973	1,373	1,924	2,066
Interest expense	(4,068)	(2,889)	(2,896)	(2,762)	(3,220)

TOTAL NET FINANCE COSTS	(3,835)	(1,952)	(1,515)	(750)	(1,080)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	169	933	1,621	2,401	2,277

PROFIT BEFORE TAXATION	70,313	100,693	151,244	193,822	199,173
TAXATION	(22,939)	(28,796)	(43,598)	(54,180)	(49,776)

PROFIT FOR THE YEAR	47,374	71,897	107,646	139,642	149,397

ATTRIBUTABLE TO:
Equity holders of the Company	46,766	69,835	103,843	133,362	142,224
Minority interest	608	2,062	3,803	6,280	7,173

	47,374	71,897	107,646	139,642	149,397

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING THE YEAR (RMB)(2)	0.27	0.40	0.59	0.75	0.79

NON CURRENT ASSETS
Property, plant and equipment	404,135	442,311	485,612	563,890	645,337
Long term investments	6,055	9,405	11,504	13,608	35,010
Advance operating lease payments	6,267	7,286	12,307	16,235	20,468
Intangible and other assets	2,769	3,027	3,020	5,011	6,627
Time deposits with maturities over one year	3,498	3,485	3,751	3,428	2,499

	422,724	465,514	516,194	602,172	709,941

CURRENT ASSETS
Inventories	29,352	30,064	47,377	62,733	76,038
Accounts receivable	6,544	4,115	3,842	4,630	8,488
Prepaid expenses and other current assets	19,618	18,845	24,704	25,701	26,125

	As At or For the Year Ended December 31,
	2002	2003	2004	2005	2006
	RMB Million
Investments in collateralised loans	420	24,224	33,217	235	—
Time deposits with maturities over three months but within one year	2,621	2,648	1,425	1,691	3,012
Cash and cash equivalents	19,532	11,613	11,688	80,905	48,559

TOTAL CURRENT ASSETS	78,087	91,509	122,253	175,895	162,222

CURRENT LIABILITIES
Accounts payable and accrued liabilities	59,950	66,700	73,072	99,758	120,182
Taxes payable	11,348	21,319	22,516	25,391	23,934
Short-term borrowings	23,185	34,328	34,937	28,689	35,763

	94,483	122,347	130,525	153,838	179,879

NET CURRENT ASSETS/ (LIABILITIES)	(16,396)	(30,838)	(8,272)	22,057	(17,657)

TOTAL ASSETS LESS CURRENT LIABILITIES	406,328	434,676	507,922	624,229	692,284

EQUITY
Equity attributable to equity holders of the Company
Share capital	175,824	175,824	175,824	179,021	179,021
Retained earnings	57,358	88,152	143,115	203,812	264,092
Reserves	84,456	93,952	108,834	132,556	143,564

	317,638	357,928	427,773	515,389	586,677
Minority interest	6,672	8,966	15,199	28,278	30,914

TOTAL EQUITY	324,310	366,894	442,972	543,667	617,591

NON CURRENT LIABILITIES
Long-term borrowings	68,894	51,601	44,648	44,570	35,634
Other long-term obligations	1,707	2,010	2,481	1,046	995
Asset retirement obligations	585	735	919	14,187	18,481
Deferred taxation	10,832	13,436	16,902	20,759	19,583

	82,018	67,782	64,950	80,562	74,693

	406,328	434,676	507,922	624,229	692,284

Other financial data
Capital expenditures	(75,496)	(86,373)	(98,946)	(124,801)	(148,746)
Net cash generated by operating activities	98,989	139,570	141,691	203,885	198,102
Net cash used for investing activities	(73,732)	(102,549)	(102,276)	(91,576)	(158,451)
Net cash used for financing activities (provided by financing activities)	(26,488)	(35,593)	(39,586)	(42,634)	(71,739)
Fixed assets, net of accumulated depreciation	404,135	442,311	485,612	563,890	645,337
Total assets	500,811	557,023	638,447	778,067	872,163
Equity attributable to equity holders of the Company	317,638	357,928	427,773	515,389	586,677

Notes:

(1)	The Company acquired the assets, liabilities and equities of the refined products sales enterprises and refining and petrochemical businesses of CNPC in 2002 and 2005 respectively, and acquired 50% equity interests in CNPC Exploration and Development Company Limited in 2005. The accounting statements for the Group in all relevant periods have been restated in a manner similar to a uniting of interests to reflect the acquisitions.

(2)	As at December 31, 2002, 2003 and 2004 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 175.82 billion. As at December 31, 2005, basic and diluted earnings per share were calculated by dividing net profit with the weighted average number of shares issued for this financial year of 176.77 billion. As at December 31, 2006, basic and diluted earnings per share were calculated by dividing net profit with the number of shares issued for this financial year of 179.02 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIALPOSITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries (the “Group”) and the notes thereto contained in this annual report.
Overview
For the twelve months ended December 31, 2006, profit before taxation of the Group was RMB199,173 million, representing an increase of 2.8% compared with the previous year. Net profit was RMB142,224 million, representing an increase of 6.6% compared with the previous year. The performance of the Group has again reached a record high and the overall competitiveness of the Group was further enhanced. The Group achieved fruitful results in oil and gas exploration and the oil and gas output hit another historical high. In relation to the refinery and petrochemical operations, the Group continues to optimise resource allocation and has been able to continue to meet market demands. Natural gas and pipeline operations grew quickly with the construction of major natural gas pipelines. Development of international operations accelerated, paving the way for gradual expansion in the scale of the Group’s international operations.

For the twelve months ended December 31, 2006, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.79 (2005: RMB0.75).
Comparison between the twelve months ended December 31, 2006 and the twelve months ended December 31, 2005
Consolidated Operating Results
w Turnover
Turnover increased 24.8% from RMB552,229 million for the twelve months ended December 31, 2005 to RMB688,978 million for the twelve months ended December 31, 2006. This was primarily due to the increases in the selling prices and sales volume of major products including crude oil, natural gas and certain refined products.
w Operating Expenses
Operating expenses increased 36.4% from RMB360,058 million for the twelve months ended December 31, 2005 to RMB491,002 million for the twelve months ended December 31, 2006. This was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers and an increase in taxes other than income taxes, depreciation, depletion and amortisation and the employee compensation costs.
w Purchases, Services and Other Expenses
Purchases, services and other expenses increased 35.3% from RMB200,321 million for the twelve months ended December 31, 2005 to RMB271,123 million for the twelve months ended December 31, 2006. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil and feedstock oil from external suppliers that resulted in the increase in the purchase costs; (2) an increase in the purchase prices and purchase volume of refined products from external suppliers that resulted in the increase in the purchase costs; and (3) an increase in the lifting costs of oil and gas operations and the processing cost of the Group’s refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of the Group. In addition, the increase in the purchase expenses was also resulted from an increase in the refined product supply operation in 2006.
w Employee Compensation Costs
Employee compensation costs rose 32.0% from RMB29,675 million for the twelve months ended December 31, 2005 to RMB39,161 million for the twelve months ended December 31, 2006. This was primarily due to (1) an increase in the employees’ salaries as a result of continuous growth in the performance of the Group achieved in the twelve months ended December 31, 2006; (2) an increase in the employees’ salaries that resulted from the expansion of the scale of operations and the retail network of the Group; and (3) a sequential increase in the welfare expenses as a result of an increase in the salaries.
w Exploration Expenses
Exploration expenses increased 20.9% from RMB15,566 million for the twelve months ended December 31, 2005 to RMB18,822 million for the twelve months ended December 31, 2006. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas in the twelve months ended December 31, 2006. There was also an increase in the expensing of exploratory well costs.
w Depreciation, Depletion and Amortisation
Depreciation, depletion and amortisation increased 19.7% from RMB51,305 million for the twelve months ended December 31, 2005 to RMB61,388 million for the twelve months ended December 31, 2006. This was primarily due to an increase in the provision for depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties during 2006.
w Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 18.3% from RMB36,538 million for the twelve months ended December 31, 2005 to RMB43,235 million for the twelve months ended December 31, 2006. This was primarily due to an increase in transportation and other related costs that resulted from an increase in freights for railway transportation, rises in marine fuel prices and an increase in the sales volume of refined and petrochemical products of the Group during the twelve months ended December 31, 2006. In addition, there was an increase in research and development expenses resulting from intensified technological development efforts in the current year.
w Taxes other than Income Taxes
Taxes other than income taxes increased 139.9% from RMB23,616 million for the twelve months ended December 31, 2005 to RMB56,666 million for the twelve months ended December 31, 2006. The increase was primarily due to (1) the imposition by the PRC government of a special levy on the petroleum exploration enterprises since March 26, 2006 which is payable on the portion of the income realised from the sale of domestic crude oil prices exceeding US$40 per barrel; (2) an increase in consumption tax and surcharges as a result of an increase in the output volume of gasoline and diesel by the Group’s refineries and an expansion of the scope of consumption tax in the PRC in 2006; and (3) an increase in resource tax resulting from an increase in resource tax rates by the PRC government in the second half of 2005 and an increase in the Group’s production volume of oil and natural gas.
w Profit from Operations
As a result of the factors discussed above, profit from operations increased 3.0% from RMB192,171 million for the twelve months ended December 31, 2005 to RMB197,976 million for the twelve months ended December 31, 2006.
w Net Exchange Gain
Net exchange gain decreased 15.9% from RMB88 million for the twelve months ended December 31, 2005 to RMB74 million for the twelve months ended December 31, 2006. The decrease in the net exchange gain was primarily due to a combination effect of the appreciation of Renminbi against both the United States Dollar and the Japanese Yen and the depreciation in Renminbi against both the Euro and the Pound Sterling.
w Net Interest Expenses
Net interest expenses increased 37.7% from RMB838 million for the twelve months ended December 31, 2005 to RMB1,154 million for the twelve months ended December 31, 2006. This increase reflects an

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increase in interest expenses recognised as a result of the accretion expense in relation to asset retirement obligations.
w Profit Before Taxation
Profit before taxation rose by 2.8% from RMB193,822 million for the twelve months ended December 31, 2005 to RMB199,173 million for the twelve months ended December 31, 2006.
w Taxation
Taxation decreased 8.1% from RMB54,180 million for the twelve months ended December 31, 2005 to RMB49,776 million for the twelve months ended December 31, 2006. The decrease was primarily due to the reversal of temporary differences (in relation to certain crude oil sales that were exempted from tax prior to the establishment of the Company in November 1999) that no longer existed as at December 31, 2006.
w Net Profit
As a result of the factors discussed above, net profit increased 6.6% from RMB133,362 million for the twelve months ended December 31, 2005 to RMB142,224 million for the twelve months ended December 31, 2006.
Segment Information
The Group is engaged in a broad range of petroleum-related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.
Exploration and Production
The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

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w Turnover
Turnover increased 24.9% from RMB337,208 million for the twelve months ended December 31, 2005 to RMB421,340 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2006 was US$59.81 per barrel, representing an increase of US$11.44 per barrel or 23.7% from US$48.37 per barrel compared with the previous year.
Intersegment sales revenue increased 25.3% from RMB270,943 million for the twelve months ended December 31, 2005 to RMB339,619 million for the twelve months ended December 31, 2006. The increase was mainly due to an increase in the prices of crude oil and natural gas and an increase in the intersegment sales volume.
w Operating Expenses
Operating expenses increased 56.0% from RMB129,128 million for the twelve months ended

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December 31, 2005 to RMB201,480 million for the twelve months ended December 31, 2006. The increase was primarily due to increases in taxes other than income taxes, purchase expenses and depreciation, depletion and amoritsation.
w Profit from Operations
Profit from operations increased 5.7% from RMB208,080 million for the twelve months ended December 31, 2005 to RMB219,860 million for the twelve months ended December 31, 2006.
Refining and Marketing
The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

w Turnover
Turnover rose 26.8% from RMB428,494 million for the twelve months ended December 31, 2005 to RMB543,299 million for the twelve months ended December 31, 2006. The increase was due to an increase in the selling prices and the sales volume of key products, of which:
Sales revenue from gasoline increased 9.4% from RMB110,438 million for the twelve months ended December 31, 2005 to RMB120,771 million for the twelve months ended December 31, 2006. The average realised selling price of gasoline surged 19.3% from RMB4,221 per ton for the twelve months ended December 31, 2005 to RMB5,034 per ton for the twelve months ended December 31, 2006, resulting in an increase in revenue by RMB19,504 million. The sales volume of gasoline decreased 8.3% from 26.16 million tons for the twelve months ended December 31, 2005 to 23.99 million tons for the twelve months ended December 31, 2006, resulting in a decrease in revenue by RMB9,171 million.
Sales revenue from diesel increased 21.7% from RMB176,999 million for the twelve months ended December 31, 2005 to RMB215,459 million for the twelve months ended December 31, 2006. The average realised selling price of diesel increased 19.1% from RMB3,702 per ton for the twelve months ended December 31, 2005 to RMB4,409 per ton for the twelve months ended December 31, 2006, resulting in an increase in revenue by RMB34,544 million. The sales volume of diesel increased 2.2% from 47.81 million tons for the twelve months ended December 31, 2005 to 48.86 million tons for the twelve months ended December 31, 2006, resulting in an increase in revenue by RMB3,916 million.
Sales revenue from kerosene increased 23.2% from RMB7,480 million for the twelve months ended December 31, 2005 to RMB9,219 million for the twelve months ended December 31, 2006.
Intersegment sales revenue increased 35.7% from RMB33,019 million for the twelve months ended December 31, 2005 to RMB44,806 million for the twelve months ended December 31, 2006. The increase was primarily due to a rise in the selling prices of key refined products and changes in their sales volume.
w Operating Expenses
Operating expenses increased 27.7% from RMB448,304 million for the twelve months ended December 31, 2005 to RMB572,463 million for the twelve months ended December 31, 2006. The increase

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was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers, and an increase in the selling, general and administrative expenses. In addition, the increase in the operating expenses also resulted from an increase in the level of refined product supply operations in 2006.
w Loss from Operations
Loss from operations amounted to RMB29,164 million for the twelve months ended December 31, 2006, compared to loss from operations amounted to RMB19,810 million for the twelve months ended December 31, 2005. The increase in the loss primarily resulted from the domestic prices of refined products in the PRC not being in line with that of the international market. Meanwhile, the purchase cost of crude oil and the processing cost of the Group’s refineries increased resulting from the rises in international crude oil prices and other production materials.
Chemicals and Marketing
The Chemicals and Marketing segment is engaged in the production and sales of basic petrochemical products, derivative petrochemical products, and other chemical products.
w Turnover
Turnover rose 11.9% from RMB73,978 million for the twelve months ended December 31, 2005 to RMB82,791 million for the twelve months ended December 31, 2006. The growth in turnover was primarily due to an increase in the sales volume and selling prices of certain chemical products.
w Operating Expenses
Operating expenses increased 9.9% from RMB70,702 million for the twelve months ended December 31, 2005 to RMB77,733 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the purchase costs for direct materials.

w Profit from Operations
Profit from operations increased 54.4% from RMB3,276 million for the twelve months ended December 31, 2005 to RMB5,058 million for the twelve months ended December 31, 2006.
Natural Gas and Pipeline
The Natural Gas and Pipeline segment is engaged in the sales of natural gas and the transmission of natural gas, crude oil and refined products.
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w Turnover
Turnover increased 48.5% from RMB26,214 million for the twelve months ended December 31, 2005 to RMB38,917 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the sales volume and selling prices of natural gas, and an increase in the volume of natural gas from pipeline transmission and the average price for pipeline transmission of natural gas.
w Operating Expenses
Operating expenses increased 30.0% from RMB23,031 million for the twelve months ended December 31, 2005 to RMB29,931 million for the twelve months ended December 31, 2006. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.
w Profit from Operations
Profit from operations increased 182.3% from RMB3,183 million for the twelve months ended December 31, 2005 to RMB8,986 million for the twelve months ended December 31, 2006.
LIQUIDITY AND CAPITAL RESOURCES
For the twelve months ended December 31, 2006, the Group’s primary sources of funds were cash generated from operating activities, and short-term and long-term borrowings. The Group’s funds were primarily used for operating activities, capital expenditures, a major acquisition, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
As at December 31, 2006, short-term borrowings made up approximately 5.2% of the Group’s capital employed as compared with approximately 4.7% as at December 31, 2005. The Group’s ability to obtain adequate financing may be affected by the financial position, the operating results and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising capital in the domestic and foreign capital markets. In general, the Group must obtain the PRC government’s approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

The Group plans to fund its capital expenditures and related investments principally from cash flows generated from operating activities and short-term and long-term borrowings. For the twelve months ended December 31, 2006, net cash flows generated from operating activities was RMB198,102 million. As at December 31, 2006, the Group had RMB48,559 million in cash and cash equivalents. Cash and cash equivalents were primarily denominated in Renminbi (with Renminbi and United States Dollar accounting for approximately 82.5% and 17.5%, respectively).
The table below sets forth the cash flows of the Group for the twelve months ended December 31, 2006 and 2005, respectively and the amounts of cash and cash equivalents as at the end of each year:

	Year Ended December 31,
	2006	2005
	RMB million	RMB million
Net cash flows from operating activities	198,102	203,885
Net cash flows used for investing activities	(158,451)	(91,576)
Net cash flows used for financing activities	(71,739)	(42,634)
Currency translation differences	(258)	(458)
Cash and cash equivalents as at the end of year	48,559	80,905
Cash Flows from Operating Activities
The net cash flows of the Group generated from operating activities for the twelve months ended December 31, 2006 was RMB198,102 million, representing a decrease of 2.8% compared with RMB203,885 million generated for the twelve months ended December 31, 2005. This decrease was primarily due to the cash flows generated from the increased profits during 2006 being offset by the increased cash outflows resulted from the reduction in working capital related to the operating activities of the Group during 2006 and the increase in the income tax payments.
For the twelve months ended December 31, 2006, the Group had current liabilities in excess of current assets of RMB17,657 million compared with the net current assets of RMB22,057 million for the twelve months ended December 31, 2005. The change was primarily due to the payment of approximately RMB21,376 million for the acquisition of a 67% equity interest in PetroKazakhstan Inc. (“PKZ”) on December 28, 2006 and an increase in the amounts of dividends paid in the twelve months ended December 31, 2006.

Cash Flows Used for Financing Activities
The net borrowings of the Group as at December 31, 2006 and December 31, 2005, respectively, are as follows:

	As at December 31,
	2006	2005
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	35,763	28,689

Long-term borrowings	35,634	44,570

Total borrowings	71,397	73,259

Less: Cash and cash equivalents	(48,559)	(80,905)

Net borrowings	22,838	(7,646)

Maturities of long-term borrowings of the Group are as follows:

	Principal as at	Principal as at
	December 31, 2006	December 31, 2005
	RMB million	RMB million
To be repaid within one year	20,607	15,325
To be repaid within one to two years	11,797	18,373
To be repaid within two to five years	10,449	14,942
To be repaid after five years	13,388	11,255

	56,241	59,895

Of the total borrowings of the Group as at December 31, 2006, approximately 29.3% were fixed-rate loans and approximately 70.7% were floating-rate loans. Of the borrowings as at December 31, 2006, approximately 74.0% were denominated in Renminbi, approximately 24.8% were denominated in United States Dollar, approximately 0.6% were denominated in Singapore Dollar, approximately 0.4% were denominated in Euro, approximately 0.1% were denominated in Pound Sterling and approximately 0.1% were denominated in Japanese Yen.

As at December 31, 2006, the amount of borrowings owed by the Group to China Petroleum Finance Company Limited (“CP Finance”) was RMB27,184 million, the amount of borrowings owed to state-owned banks and other state-owned non-banking financial institutions was RMB32,810 million and the amount of borrowings owed to other related parties was RMB5 million.
As at December 31, 2006, the amounts of short-term and long-term borrowings owed by the Group to CP Finance were RMB320 million and RMB26,864 million, respectively.
The net cash flows used for financing activities of the Group for the twelve months ended December 31, 2006 increased 68.3% compared with that for the twelve months ended December 31, 2005. The increase was primarily due to an increase in dividend payments to shareholders of the Company as compared with last year, and also due to the fact that while the Group raised RMB19,692 million through the new issue of H shares in 2005, there was no similar financing activities in the reporting period.
As at December 31, 2006, borrowings of the Group included secured loans (bank borrowings) totaling RMB359 million (RMB1,108 million as at December 31, 2005). These bank borrowings are secured mostly over certain of the Group’s properties and time deposits with maturities over one year.
As at December 31, 2006, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 10.4% (11.9% as at December 31, 2005).
Capital Expenditures
The table below sets out our capital expenditures by business segments for the twelve months ended December 31, 2006, the twelve months ended December 31, 2005 and the estimates for 2007 respectively. For the twelve months ended December 31, 2006, capital expenditures of the Group increased 19.2% to RMB148,746 million from RMB124,801 million for the twelve months ended December 31, 2005. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and exploitation, development of major petrochemical projects and implementation of safety and environmental protection in 2006 as well as increases in the prices of steel, fuel oil, water, electricity and other production materials.

	Year Ended December 31,
	2006			2005			Estimates for 2007
	RMB			RMB			RMB
	million		%	million		%	million		%
Exploration and Production	105,192	*	70.72	83,214	*	66.68	115,200	*	62.04
Refining and Marketing	19,206		12.91	16,454		13.18	28,000		15.08
Chemicals and Marketing	10,681		7.18	13,569		10.87	16,000		8.62
Natural Gas and Pipeline	11,309		7.60	11,137		8.92	18,000		9.69
Other	2,358		1.59	427		0.35	8,500		4.57

Total	148,746		100	124,801		100	185,700		100

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2005 and 2006, and the estimates for the same in 2007 would be RMB92,233 million, RMB114,520 million and RMB127,200 million, respectively.
w Exploration and Production
The majority of the Group’s capital expenditures were related to the Exploration and Production segment. For the twelve months ended December 31, 2006, capital expenditures in relation to the Exploration and Production segment amounted to RMB105,192 million, including RMB20,481 million for exploration activities and RMB75,050 million for development activities. For the twelve months ended December 31, 2005, capital expenditures in relation to this segment totaled RMB83,214 million, including RMB16,499 million for exploration activities and RMB59,113 million for development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and exploitation which reflects the Group’s goal to stabilise the production of crude oil in eastern China, rapidly develop its business in western China and accelerate the development of natural gas business. In addition, the Group also increased the capital expenditures in relation to the safety and environmental protection for this segment in 2006.
The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2007 will amount to RMB115,200 million. Approximately RMB20,000 million will be used for oil and gas exploration, and RMB95,200 million will be used for oil and gas exploitation. Exploration and exploitation activities will be mainly carried out in basins including the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Chaidamu basins.

w Refining and Marketing
Capital expenditures for the Group’s Refining and Marketing segment for the twelve months ended December 31, 2006 amounted to RMB19,206 million, of which RMB4,923 million was used in the expansion of the retail sales network of refined products and storage infrastructure facilities for oil products, and RMB10,923 million was used in the construction and expansion of refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2005 were RMB16,454 million. The increase in these capital expenditures was primarily due to the construction and expansion of refining facilities. In addition, the Group also increased the capital expenditures in relation to the safety and environmental protection for this segment in 2006.
The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2007 will amount to RMB28,000 million, which shall include approximately RMB20,000 million for construction and expansion of refining facilities and approximately RMB8,000 million for investments in the expansion of the sales network for refined products.
w Chemicals and Marketing
Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2006 and 2005 amounted to RMB10,681 million and RMB13,569 million, respectively. The decrease was primarily due to a decrease in the investments during the year as a result of the completion of the ethylene expansion projects in Jilin Petrochemical and Lanzhou Petrochemical which commenced operations in 2006.
The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2007 will amount to RMB16,000 million, which are expected to be used primarily for the construction of the ethylene facilities in Dushanzi Petrochemical and Fushun Petrochemical.
w Natural Gas and Pipeline
Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2006 amounted to RMB11,309 million. The Group incurred RMB10,216 million of these expenditures on the construction of long distance pipelines, of which RMB6,334 million were incurred on the West-East Gas Pipeline project. For the twelve months ended December 31, 2005, capital expenditures in this segment was RMB11,137 million. The amount of capital expenditures incurred in 2006 was substantially similar to that incurred in 2005.
The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2007 will amount to RMB18,000 million, which are expected to be used primarily for increasing transmission capacity by the West-East Gas Pipeline project and for construction of underground natural gas storage facilities and pipelines for crude oil and refined products.
w Other
Capital expenditures for Other segment (including research and development activities) for the twelve months ended December 31, 2006 and for the twelve months ended December 31, 2005 were RMB2,358 million and RMB427 million, respectively. The increase in capital expenditure was mainly attributable to the inclusion of capital expenditures for certain research and development activities under the Other segment with effect from January 1, 2006 as opposed to the reporting of such capital expenditures under the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment in previous years.
The Group anticipates that capital expenditures for Other segment for the twelve months ending December 31, 2007 will amount to approximately RMB8,500 million, which are expected to be used primarily for research and development activities and for construction of ERP and other information systems.
Material Investment
The Group did not hold any material external investment for the year ended December 31, 2006.
Material Acquisitions or Disposals
On December 28, 2006, the Group acquired a 67% equity interest in PKZ from CNPC International Limited, a subsidiary of CNPC for a consideration of RMB21,376 million. Pursuant to the shareholders’

agreement in relation to the acquisition of PKZ, each shareholder of PKZ has a veto right relating to certain financial and operating decisions, and is therefore considered as having joint control over PKZ. In accordance with the Group’s accounting policy, the Group accounts for its investment in PKZ, using the equity method of accounting from December 28, 2006.
Events after the Balance Sheet Date
On March 16, 2007, the corporate income tax law was passed at the Fifth Session of Tenth National People’s Congress of PRC whereby all enterprises with operations in the PRC will be subject to the same statutory income tax rate. The Group will evaluate the impact of the new tax law on the operating results and the financial position of the Group when the new tax law is implemented.
Foreign Exchange Rate Risk
From July 21, 2005, the PRC government reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated subsidiaries, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group’s turnover, but the cost for acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group’s turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.
Commodity Price Risk
The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group’s financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2007 and thereafter.
Industry Risk
Like other oil and gas companies in China, the Group’s operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards etc., is expected to have an impact on the Group’s operating activities. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in the PRC governmental policies on the oil and gas industry may also affect the Group’s business operations.
Employees and Employee Compensation
w Number of employees
As at December 31, 2006 and December 31, 2005, the Group had 446,290 and 439,220 employees, respectively (excluding temporary staff). The table below sets out the number of employees by business segment as at December 31, 2006:

	Number of Employees	Percentage of total (%)
Exploration and Production	247,442	55.44
Refining and Marketing	118,504	26.55
Chemicals and Marketing	61,152	13.70
Natural Gas and Pipeline	15,496	3.47
Other*	3,696	0.84

Total	446,290	100

*	“Other” includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

w Employee Compensation
The total employee compensation payable by the Group for the twelve months ended December 31, 2006 was RMB26,629 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realisation of best results.
The Company’s senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Group’s results of operations and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members’ compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers’ total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers:

		Stock
	Basic salary	appreciation	Performance
	(%)	rights (%)	bonus (%)
Chairman	30	70	0
President	25	60	15
Vice Presidents	25	60	15
Department General Managers	25	50	25
Details of the Directors’ and Supervisors’ emoluments for the twelve months ended December 31, 2006 and December 31, 2005 were as follows (for remuneration for each of the Directors and Supervisors

(PHOTO)
on a named basis, please see the consolidated financial statements of the Group and note 10 thereto):

	2006	2005
	RMB’000	RMB’000
Subsidies for directors and supervisors	1,473	897
Salaries, allowances and other benefits	3,937	4,031
Contribution to retirement benefit scheme	165	57

	5,575	4,985

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

	2006	2005
	Number	Number
RMB Nil-RMB1,000,000	20	25

Upon exercise of their stock options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

34

(PHOTO)
w Training Programmes
The training programmes of the Company for 2006 have been geared towards achieving the development strategy and operating objectives of the Company. In line with the strategic requirement for “a strong corporation with highly talented personnel”, the Company has targeted senior management officers, senior professional and technical staff and highly skilled staff in its training programme with a focus on the training of the “core” and “backbone” personnel and strived to build a proficient operating and management team, a technology innovation team and a skilful operators’ team to ensure the supply of talents required for the continuous, stable and co-ordinated rapid development of the Company.
w Medical Insurance
Since October 1, 2002, the Company’s headquarters and its regional branches based in Beijing have joined the basic medical insurance scheme organised by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other local subsidiaries and branches of the Group have also participated in their respective local basic medical insurance schemes.
As basic medical insurance is organised by local authorities, the dates of implementation, rates of contribution and reimbursement methods vary with the localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees.
In accordance with the relevant regulations of the PRC government, the Group has given permission to local subsidiaries and branches which have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at no more than 4% of the total salaries and will be booked as cost.

35

CONTINGENT LIABILITIES
Information on the Group’s contingent liabilities as at December 31, 2006 is as follows:
w Bank and other guarantees
At December 31, 2006, the Group had contingent liabilities in respect of guarantees made to CP Finance, a subsidiary of CNPC, and a State-controlled bank from which it is anticipated that no material liabilities will arise.

	December 31, 2006	December 31, 2005
	RMB million	RMB million
Guarantee of borrowings of associates from CP Finance	162	187
Guarantee of borrowings of third party from a State-controlled bank	41	—

	203	187

w Environmental liabilities
CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operations of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, the management of the Group believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.
w Legal contingencies
The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

36

(PHOTO)
w Leasing of roads, land and buildings
According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:
●	CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

●	CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collectively-owned land on which 116 service stations owned by the Company are located; and

●	CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.
As at December 31, 2006, CNPC had obtained formal land use right certificates in relation to 27,494 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-

37

mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the management’s opinion, the outcome of the above events will not have a material adverse effect on the operating results or the financial position of the Group.
w Group insurance
Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.
w Others
On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The investigation into the accident was completed by the PRC government in December 2006. Based on the results of the investigation, the Company paid a fine of RMB1 million in settlement of all liabilities related to the accident.

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CORPORATE GOVERNANCE REPORT
The Company has always duly complied with the regulatory provisions of the jurisdictions in which its shares are listed, standardised its operations and promoted the continuous improvement of the level of corporate governance. In 2006, the Company continued to implement the internal control provisions and relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in Hong Kong and the Sarbanes-Oxley Act of 2002 in the United States of America. The Company fully operated its internal control management system, further improved various systems, and sped up the progress in relation to the standardisation of business processes and the computerisation of the management information system of the Company. In 2006, in accordance with the direction set out in the Company’s Articles of Association and other internal documents, effective checks and balances were achieved within the Company through coordination among the shareholders’ general meeting, the Board of Directors and its related special board committees, the Supervisory Committee and the management headed by the President. The management and operation of the Company were further standardised. As a result, the Company’s value is continuously enhanced.
Compliance with Code of Corporate Governance Practices
The Company is dedicated to enhancing the level of its corporate governance. During the year, the Company has been in compliance with the code provisions set out in the Code of Corporate Governance Practices (the “Code of Corporate Governance Practices”) in Appendix 14 of the Listing Rules.
Securities Transactions by Directors and Supervisors
The Company has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Listing Rules in respect of the dealings of the Company’s shares by its directors. Upon the making of special enquiries to all the Directors and the Supervisors of the Company, they have confirmed that, during the reporting period, they have complied with the standards as required under the Model Code.

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Board of Directors
Pursuant to the Work Manual of the Board of Directors, the Board of Directors convened 4 regular board of directors’ meetings, 1 extraordinary meeting and 9 meetings by special board committees and passed in aggregate 25 board resolutions and 9 opinions of board committees were submitted during the reporting period.
Members of the Board of Directors and attendance rate of Directors at regular Board meetings are as follows (Note 1):

Position	Name	Attendance Rate (%)
Chairman	Chen Geng	100 (25 of which by proxy)
Vice Chairman	Jiang Jiemin	100
Executive Director	Duan Wende	100 (50 of which by proxy)
Non-executive Directors	Zheng Hu	100 (75 of which by proxy)
	Zhou Jiping	100 (75 of which by proxy)
	Wang Yilin	100 (25 of which by proxy)
	Zeng Yukang	100 (25 of which by proxy)
	Gong Huazhang	100
	Jiang Fan	100
Independent Non-executive Directors	Chee-Chen Tung	100 (50 of which by proxy)
	Liu Hongru	100
	Franco Bernabè	100 (75 of which by proxy)
Note:
1.	Mr Su Shulin resigned from his office as Director due to his taking up new designation with the provincial government of Liaoning Province of the PRC. On November 24, 2006, the Board of Directors accepted Mr Su Shulin’s resignation. During the year, Mr Su Shulin attended three regular meetings of the Board of Directors and attained a 100% attendance rate.
There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

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Operations of the Board of Directors
The Company’s Board of Directors is elected by the Company’s shareholders’ general meeting through voting and is held accountable to the shareholders’ general meeting. The Board of Directors is the highest decision-making authority during the adjournment of the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, acquisition or corporate reorganisation of the Company. The Directors and the Board of Directors of the Company carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of Association of the Company. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company, communicate with shareholders, and thereby strengthen the function of the Board of Directors.
The Company has established a system of independent directors. There are three independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the Listing Rules. The Company has received a confirmation of independence from each of the three independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the three independent non-executive Directors are completely independent of the Company, its major shareholders and its affiliates and comply fully with the requirements concerning independent non-executive Directors under the Listing Rules. Mr Liu Hongru, an independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the Directors’ Report for biographical details of Mr Liu Hongru. The three independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously, protect the rights and interests of minority shareholders independently and objectively, and provide checks and balances in the decision-making of the Board of Directors according to the Articles of Association of the Company and the relevant requirements under the applicable laws and regulations.

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The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations for the improvement of the corporate governance level of the Company.
The Chairman and President
Mr Chen Geng is the Chairman of the Board of Directors of the Company. Mr Jiang Jiemin is the Vice Chairman and President of the Company. Pursuant to the Articles of Association of the Company, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and holding meetings of the Board of Directors, checking the implementation of Board resolutions, signing share certificates issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are taking care of production, operation and management matters, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Financial Controller and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association of the Company and the Board of Directors.
Term of Office of Directors
Pursuant to the Company’s Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

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Remuneration of Directors
The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chee-Chen Tung as member, and a non-executive Director, Mr Zheng Hu. This is in compliance with the provisions of the Code of Corporate Governance Practices. Since the listing of the Company in 2000, there have been three changes to the composition of the Examination and Remuneration Committee. The Work Manual of the Board of Directors specifies the duties and responsibilities and work system of the Examination and Remuneration Committee. The terms of reference of the Examination and Remuneration Committee are included in the Work Manual of the Board of Directors and set out in the Company’s website ( www.petrochina.com.cn).
The main duties and responsibilities of the Examination and Remuneration Committee are organising appraisal of the President and submitting a report therefor to the Board of Directors, supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers under the leadership of the President, reviewing the incentive scheme, remuneration system and stock option plan of the Company, monitor and assess the effectiveness of their implementation, and put forward opinions on reform and improvement in relation thereto.
The Examination and Remuneration Committee held one meeting in 2006. The second meeting of the Examination and Remuneration Committee of the Third Term of the Board of Directors was held by way of written resolution.
A summary of the work of the Examination and Remuneration Committee of the Company in 2006 is as follows:
The second meeting of the Examination and Remuneration Committee of the Third Term of the Board of Directors reviewed the “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2005 and the Formulation of Performance Contracts in 2006”.

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Nomination of Directors
Pursuant to the Company’s Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 5% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorise the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the director candidates. The director candidates will sign the confirmation letters. At the same time, resigning Directors are required to sign resignation letters. Pursuant to the Company’s Articles of Association, the Company is required to issue a notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the Listing Rules, the list, resume and emoluments of the director candidates must be set out in the circular to shareholders to facilitate the making of discretionary voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders or the independent shareholders present in person or by proxy in the shareholders’ general meeting.
The Company has not established a nomination committee.
Auditors’ Remuneration
The external auditors of the Company are PricewaterhouseCoopers (Certified Public Accountants, Hong Kong). It provides auditing services to the Company. During the reporting period, the Company paid an aggregate of RMB140 million to its auditors as fees for their professional audit services.
In the annual general meeting of shareholders for 2005 held on May 26, 2006, the renewal of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) as domestic and international auditors respectively for the Company in 2006 was approved, and the Board of Directors was authorised to determine the remuneration for the auditors in 2006.

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Audit Committee
The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Organisational and Work Rules of the Audit Committee, the chairman of the Committee must be an independent non-executive Director and all resolutions of the Committee must be approved by the independent non-executive Directors.
The responsibilities of the Audit Committee of the Company are set out in the Company’s website (www.petrochina.com.cn). The major responsibilities of the Audit Committee of the Company are supervising the completeness and the process of the financial reporting of the Company to ensure true, fair and transparent disclosure of financial information; evaluating the effectiveness of the internal control and risk management framework; inspecting and monitoring the internal audit functions; reviewing and monitoring the appointment and work of external auditors, including the conduct of annual reviews on the performance of external auditors, and, in conjunction with the Supervisory Committee, submitting proposals for the appointment, renewal of appointment and dismissal of external auditors and the fees for audit services to the shareholders’ general meeting; receiving, keeping and dealing with complaints regarding accounting, internal control or audit matters that the Company is aware of; receiving and dealing with employees’ complaints or anonymous reports regarding accounting or audit matters and ensuring the confidentiality of such complaints or reports; and performing other responsibilities as may be required under the Listing Rules from time to time.
During the reporting period, the Audit Committee held five regular meetings. One of the meetings of the Audit Committee of the Board of Directors was held by way of written resolution.
The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Attendance Rate (%)
Chairman	Franco Bernabè	100
Member	Chee-Chen Tung	75
Member	Liu Hongru	100
Member	Gong Huazhang	75

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The followings are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal control system and the performance of the other responsibilities set out in the Code on Corporate Governance Practices during the reporting period:
•	the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Report for 2005;

•	the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2005;

•	the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Financial Report for 2006 and Other Matters;

•	the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Profit Distribution Plan for 2006; and

•	the Audit Opinion of the Audit Committee of the Board of Directors on the Internal Control Work Report and other Reports of the Company.
Shareholders and Shareholders’ General Meetings
To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes the shareholders’ general meeting every year pursuant to its Articles of Association. In the shareholders’ general meeting for 2005 held on May 26, 2006, eight ordinary resolutions and a special resolution granting of the general mandate to the Board of Directors to issue the Company’s shares and apply for the listing of such shares were passed and approved. In the extraordinary shareholders’ general meeting held on November 1, 2006, two ordinary resolutions including one resolution on the new continuing connected transactions arising following completion of the acquisition of a 67% interest in PetroKazakhstan Inc. and thereby also increase the related annual caps for such continuing connected transactions from 2006 to 2008 and renewal of continuing connected transactions and the related annual caps between 2006 and 2008 and one special resolution on the amendment of the Articles of Association of the Company were passed and approved. Pursuant to the relevant provisions of the Listing Rules, as the controlling shareholder and a connected person of the Company, CNPC abstained from voting on the first resolution passed at such extraordinary shareholders’ meeting and certain part of the second resolution passed at the extraordinary shareholders’ meeting. Such resolutions were passed by more than

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half of the voting shares represented by the independent shareholders present in the meetings in person or by proxy. The independent non-executive Directors of the Company have conducted annual review on these connected transactions to ensure sufficient disclosures have been made in respect of the details, examination and approval procedures, and performance of the connected transactions.
Supervisors and the Supervisory Committee
The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. Its members comprise a supervisor elected by the employees’ representatives and two independent non-executive Supervisors. The Supervisors have discharged their duties conscientiously in accordance with the provisions of the Company’s Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.
Internal Control
The Company places great emphasis on internal control and risk management. The Company’s H shares and ADS are listed on HKSE and the New York Stock Exchange. Therefore, the Company must comply with the relevant listing rules in Hong Kong and the United States of America (the “United States”), including the Code of Corporate Governance Practices, Corporate Governance Report set out in Appendix 23 of the Listing Rules and the provisions under Rules 13a — 15 (e) and Rule 15d(e) of the Sarbanes-Oxley Act of 2002. Under these rules and regulations, the Company is required to implement a sound and effective internal control and management system in order to protect shareholders’ investment and the assets of the Company and improve the corporate governance level and transparency of the Company.

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According to Code C2.1 of the Code of Corporate Governance Practices, the Board of Directors of a listed issuer should at least review annually the effectiveness of its internal control and that of its subsidiaries and inform its shareholders that it has completed such review in the corporate governance report.
The Company has adopted a comprehensive internal control structure. The structure is consistent with the structure laid down by the Committee of Sponsoring Organisation of the Treadway Commission as follows:

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Under the Company’s internal control structure, the management is mainly responsible for the design, implementation and improvement of the internal control system, including financial control, operation and compliance and risk management control. The Board of Directors and the Audit Committee are responsible for supervising the activities of the management and monitoring the effectiveness of the existing internal control system.
Internal control comprises the process designed by the Company’s management for the purpose of ensuring the reliability of financial reports and preparation of financial statements. The aim and procedures of internal control are as follows:
1)	maintaining a record that reflects fully, accurately and fairly transactions and disposals of the assets of the Company;

2)	reasonably ensuring that full record of transactions is maintained for the purpose of preparing financial statements according to recognised accounting standards, and ensuring that the income and expenditure of the Company will only be accrued and incurred as authorised by the management and the Board of Directors of the Company;

3)	reasonably ensuring that unauthorised obtaining, use or disposal of the assets of the Company that may have a material impact on the financial statements of the Company will be prevented or promptly examined.
The management of the Company has assessed the control environment of the Company at the company level and at the level of various processes/transactions. It has performed risk analysis of businesses and processes. The Company has designed and adopted key control against identified important risks with a view to minimising such risks. From the beginning of 2006, the management of the Company will carry out testing on the key controls each year.
Effectiveness of Control
The Board of Directors is responsible for the internal control of the Company and reviewing the effectiveness of internal control. The management of the Company will conduct at least a review of the effectiveness of the internal control of the Company (including its branches) each year. In such review, reference will be made to the guidance made by regulatory authorities and specialised institutions in respect of the effectiveness of the internal control of the Company.

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The Audit Committee is responsible for reviewing the findings and opinions of the management of the Company regarding the effectiveness of the internal control of the Company and reporting such review to the Board of Directors each year.
The Audit Committee considers that the Company has effectively operated a sound internal control system which has enhanced the management of the Company.
As at December 31, 2006, the Board of Directors considers that the internal control of the Company regarding the preparation of financial statements and compliance with the Listing Rules is effective and adequate.
Directors’ Responsibility In Preparing Financial Statements
The Directors are charged with the responsibility to audit the financial statements in each financial year with supports from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and the International Financial Reporting Standards issued by the International Accounting Standards Board are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.
Going Concern
The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.
Others
Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors,

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professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access such information by following these steps:
(1)	From our main web page, click “Investor Relations”

(2)	Next, click “Corporate Governance Structure”

(3)	Finally, click on the information you are looking for.

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DIRECTORS’ REPORT
The Board of Directors of the Company (the “Board of Directors”) is pleased to present its directors’ report together with the audited financial statements of the Group for the year ended December 31, 2006.
Key Activities of the Group and Geographical Analysis
The Group is engaged in a broad range of petroleum-related activities, including:
•	the exploration, development, production and sales of crude oil and natural gas;

•	the refining, transportation, storage and marketing of crude oil and petroleum products;

•	the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products; and

•	the transmission of natural gas, crude oil and refined products, and sales of natural gas.
The operating segment information on the above areas is set out in note 40 to the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).
The businesses of the principal subsidiaries in which the Company had material interest and which could significantly affect the results or assets of the Group are set out in note 18 to the financial statements prepared in accordance with IFRS.
Share Capital Structure
The Company issued 15,824,176,200 H shares (including H shares underlying ADSs) in April 2000. At the same time, CNPC offered 1,758,241,800 shares held by it in the Company to the public. After the issue and offer, the public held 17,582,418,000 shares in the Company, representing 10% of the total share capital of the Company immediately after the issue. The net proceeds from the share issue amounting to RMB20,337 million were intended to fund the Company’s capital expenditures and investments, to provide additional funds for general corporate purposes, and to repay short-term loans borrowed from third party financial institutions. The Company’s ADSs and H shares were listed on The New York Stock Exchange, Inc. and the HKSE on April 6, 2000 and April 7, 2000 respectively.
The Company issued 3,196,801,818 new H shares at a price of HK$6.00 per share in September 2005. The net proceeds from the issue of new H shares were approximately RMB19,692 million. CNPC also sold 319,680,182 state-owned shares it held concurrently with the Company’s issue of new H shares in September 2005.

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The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2006 was 179,020,977,818 shares, with a par value of RMB1.00 each. As at December 31, 2006, the share capital structure of the Company was as follows:

	Number of shares as at	Percentage of the total number of shares in
Shares	December 31, 2006	issue as at December 31, 2006 (%)
State-owned shares	157,922,077,818	88.21
Foreign-invested shares (H shares and ADSs)	21,098,900,000	11.79
Total	179,020,977,818	100

Changes in the share capital of the Company are set out in note 29 to the financial statements in this annual report prepared in accordance with IFRS.
Results and Distribution
The results for the year are set out in the Consolidated Profit and Loss Account on page 94.
The financial condition of the Group as at December 31, 2006 are set out in the Consolidated Balance Sheet on page 95.
The consolidated cashflow of the Group for the year is set out in the statement on page 97.
Dividends
The Board of Directors recommends to pay final dividends of RMB0.154699 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2006 less the interim dividends for 2006 paid on September 30, 2006. The proposed final dividends are subject to shareholders’ approval at the annual general meeting to be held on May 16, 2007. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 16, 2007. The register of members will be closed from April 16, 2007 to May 16, 2007 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at Hong Kong Registrars Limited no later than 4 p.m. on April 13, 2007.

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In accordance with Article 149 of its Articles of Association, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of state-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rates for Renminbi to Hong Kong Dollar as published by the People’s Bank of China for the week prior to the declaration of the dividend at the shareholders’ meeting to be held on May 16, 2007.
Final dividend will be paid on or around June 1, 2007.
Five-Years Financial Summary
A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 10 and page 11.
Bank Loans and Other Borrowings
Details of bank loans and other borrowings of the Company and the Group as at December 31, 2006 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.
Interest Capitalisation
Interest capitalisation for the Group for the year ended December 31, 2006 was RMB1,315 million.
Fixed Assets
Changes to the fixed assets of the Company and the Group during the year are summarised in note 15 to the financial statements prepared in accordance with IFRS in this annual report.
Land Value Appreciation Tax
No land value appreciation tax was payable by the Group during the year.

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Reserves
Details of changes to the reserves of the Company and the Group for the year ended December 31, 2006 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.
Distributable Reserves
As at December 31, 2006, the reserves of the Company that can be distributed as dividend were RMB205,379 million.
Statutory Common Welfare Fund
Details of the statutory welfare fund, such as the nature, application and movements and the basis of calculation (including the percentage and profit figure used for calculating the amounts) are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.
Management Contract
During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.
Employees’ Retirement Scheme
Details of the Company’s employees’ retirement scheme are set out in note 34 to the financial statements prepared in accordance with IFRS in this annual report.
Major Suppliers and Customers
CNPC is the Group’s largest supplier of goods and services and the aggregate purchase attributable to CNPC was 38% of the total purchase of the Group for 2006. The aggregate purchase attributable to the five largest suppliers of the Group was 46% of the Group’s total purchase.

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The aggregate revenue derived from the major customers is set out in note 38 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group’s total sales.
None of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.
Repurchase, Sale or Redemption of Securities
The Company or any of its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2006.
Trust Deposits and Irrecoverable Overdue Time Deposits
As at December 31, 2006, the Company did not have any trust deposits or irrecoverable overdue time deposits.
Pre-emptive Rights
There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.
Material Litigation
The Group was not involved in any material litigation or dispute in 2006.
Sufficiency of Public Float
Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the financial period.

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Annual General Meeting
At the 2005 annual general meeting held on May 26, 2006, the following resolutions were passed:
(a) the Report of the Board of Directors for the year 2005 was approved;
(b) the Report of the Supervisory Committee for the year 2005 was approved;
(c) the Audited Financial Statements of the Company for the year 2005 was approved;
(d) the proposal for the declaration and payment of a final dividend for the year ended December 31, 2005 was approved;
(e) the proposal for the authorisation of the Board of Directors to determine the distribution of the interim dividend for the year 2006 was approved;
(f) the proposal for the appointment of domestic and international accounting firms as accountants of the Company and to authorise the Board of Directors to determine their remuneration for the year 2006 was approved;
(g) the re-election of Mr Zheng Hu as Director;
(h) the re-election of Mr Franco Bernabè as independent non-executive Director; and
(i) the proposal for the authorisation of the Board of Directors to issue shares of the Company was approved.
Directors
As at the date of this annual report, the Directors of the Company are as follows:

w Chairman	Mr Chen Geng
w Vice Chairman	Mr Jiang Jiemin
w Executive Director	Mr Duan Wende
w Non-executive Directors	Mr Zheng Hu	Mr Zhou Jiping
	Mr Wang Yilin	Mr Zeng Yukang
	Mr Gong Huazhang	Mr Jiang Fan
w Independent Non-executive Directors	Mr Chee-Chen Tung	Mr Liu Hongru
Mr Franco Bernabè

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Changes in Board of Directors and Supervisory Committee during the reporting period
Changes in the Board of Directors and the Supervisory Committee during the reporting period can be found in the section headed “Board of Directors and Supervisory Committee” in the Chairman’s Report.
Brief Biography Of Directors, Secretary to the Board of Directors, Supervisors and Senior Management
☐ Directors
• Chairman
Chen Geng: aged 60, is Chairman of the Board of the Company. Mr Chen is a senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Chen was appointed Deputy Director of Changqing Petroleum Exploration Bureau in October 1983, Deputy Director of the Labour Department under the Ministry of Petroleum Industry in April 1985, Director of the Labour Bureau of China National Petroleum Corporation from August 1988, Assistant to the General Manager of China National Petroleum Corporation in December 1993, Deputy General Manager of China National Petroleum Corporation in September 1997, Deputy Director of the State Petroleum and Chemical Industry Bureau in March 1998, Deputy General Manager of CNPC in February 2001, and the General Manager of CNPC from April 2004 to November 2006. Mr Chen was appointed as a Director of the Company in June 2001. He was the President of the Company from December 2002 to May 2004. He became the Chairman of the Company in May 2004.
• Vice Chairman
Jiang Jiemin: aged 51, is the Vice Chairman, President of the Company and the President of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has over 30 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory

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Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed Deputy Provincial Governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai since June 2003. Mr Jiang became the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006.
• Executive Director
Duan Wende: aged 55, is a Director and Senior Vice President of the Company. He is a senior engineer and has been awarded with post-graduate qualification. He has over 35 years of working experience in China’s petrochemical industry. From April 1975 to May 1997, Mr Duan was the Deputy Factory Manager of Fushun Chemical Fibres Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibres factory and the detergent factory. He has been the Deputy Manager of Fushun Petrochemical Corporation since May 1997. He has been the Manager of Fushun Petrochemical Corporation since May 1999; he has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been Assistant to the General Manager of CNPC since August 2001. He has been a Vice President of the Company since March 2002. He was appointed as a Director of the Company since May 2004. He has been appointed as a Senior Vice President of the Company since November 2005.
• Non-executive Directors
Zheng Hu: aged 60, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zheng is a senior engineer and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. From May 1990 to July 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From July 1992 to September 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and from September 1999, as director of Personnel and Labour Department of CNPC. He has been a Director of the Company since June 2000. He has been appointed a Deputy General Manager of CNPC since August 2000.

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Zhou Jiping: aged 54, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zhou is a senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. In November 1996, he was Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed General Manager of China National Oil & Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Corporation. Since August 2001, he was Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou was appointed a Director of the Company in May 2004.
Wang Yilin: aged 50, is a Director of the Company and a Deputy General Manager and Safety Director of CNPC. Mr Wang is a senior engineer and holds a doctorate’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the President of the Xinjiang Oilfield Branch of the Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the President of the Xinjiang Oilfield Branch of the Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC, Senior Executive of Xinjiang Petroleum Administration Bureau and the President of the Xinjiang Oilfield Branch of the Company concurrently. In December 2003, he was appointed as the Deputy General Manager of CNPC and Senior Executive of Xinjiang Petroleum Administration Bureau and the President of the Xinjiang Oilfield Branch of the Company concurrently. From May 2004, he ceased to work as the Senior Executive of Xinjiang Petroleum Administration Bureau and the President of the Xinjiang Oilfield Branch of the Company. From July 2004 onwards, he also worked as the Safety Director of CNPC. He was appointed as Director of the Company since November 2005.
Zeng Yukang: aged 56, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zeng is a senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he was the Assistant to the General Manager of CNPC. From September 2005 onwards,

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he has been the Deputy General Manager of CNPC. He was appointed as a Director of the Company since November 2005.
Gong Huazhang: aged 60, is a Director of the Company and the General Accountant of CNPC. Mr Gong is a senior accountant and has over 40 years of working experience in China’s oil and gas industry. Mr Gong worked as the Chief Accountant, deputy director and director of the Finance Bureau of China National Petroleum Corporation from 1991. He was the director of Finance and Assets Department of CNPC since October 1998 and has been the General Accountant of CNPC since February 1999. Mr Gong has been a Director of the Company since November 1999.
Jiang Fan: aged 43, is a Director of the Company and the President of Dalian Petrochemical Company. Mr Jiang is a senior engineer and holder of a master’s degree. He has over 20 years of working experience in China’s petrochemical industry. Mr Jiang was appointed as the Deputy Manager of Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of Dalian Petrochemical Company. In February 2002, he became the General Manager of Dalian Petrochemical Company. Mr Jiang has been a Director of the Company since November 2005.
• Independent Non-executive Directors
Chee-Chen Tung: aged 64, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co. Ltd., BOC Hong Kong (Holdings) Limited, Sing Tao News Corporation Limited, Wing Hang Bank, Limited and Cathay Pacific Airways Limited, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council of the Hong Kong Polytechnic University, and is a member of the Board of Trustees of the International Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 5, 1999.

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Liu Hongru: aged 76, is an independent non-executive Director of the Company. Mr Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate’s degree. Mr Liu worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently the President of the China Foundation for Development of Financial Education and the Chairman of the Capital Market Research Institute. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu serves as an independent non-executive director or non-executive director in three other listed companies in Hong Kong, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, he has been appointed as an independent non-executive Director of the Company since November 19, 2002.
Franco Bernabè: aged 58, is an independent non-executive Director of the Company. Mr Bernabè is the Chairman of the Franco Bernabè Group and Vice Chairman of H3G. He is also a vice chairman of Rothschild Europe. He was a former Chief Executive Officer of ENI and Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 30, 2000.
• Secretary to the Board of Directors
Li Huaiqi: aged 57, is the Secretary to the Board of Directors of the Company. Mr Li is a senior economist. He has over 35 years of working experience in China’s oil and gas industry. Mr Li once worked in the Daqing Oil Field, the Liaohe Oil Field and the Huabei Oil Field and in the Nanhai Petroleum Company. From June 1992 to October 1998, Mr Li worked as Deputy Director and Director of the Foreign Affairs Bureau and Chairman of the Foreign Service Company of China National Petroleum Corporation.

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From October 1998, Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors of the Company since August 2001.
w Supervisors
• Chairman
Wang Fucheng: aged 56, is the Chairman of the Supervisory Committee. Mr Wang is a senior economist and holds a bachelor’s degree. Mr Wang has over 40 years of working experience in China’s oil and gas industry. From August 1986 to December 1992, Mr Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang worked as Senior Executive of the Liaohe Oil Exploration Bureau. Since November 1997, Mr Wang worked as Director of the Liaohe Oil Exploration Bureau. Since October 1999, Mr Wang was the President of the Liaohe Oil Field Branch of the Company. Mr Wang was appointed as a Director of the Company since June 2000 and was appointed as the Vice President of the Company in July 2000. Prior to the appointment as Supervisor of the Company, Mr. Wang has resigned from his office as Director of the Company. Mr Wang has been appointed as the Chairman of the Supervisory Committee of the Company since November 2005.
• Supervisors
Wen Qingshan: aged 48, is a Supervisor of the Company and the Director of the Finance and Assets Department of CNPC. Mr Wen is a senior accountant and holder of a master’s degree. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002.
Sun Xianfeng: aged 54, is a Supervisor of the Company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr Sun holds a college degree. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Corporation from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998.

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He has been the Deputy Director of the Audit Department of CNPC from October 2000, and as the Director of the Audit Services Centre since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004.
Xu Fengli: aged 59, is a Supervisor and General Manager of the Audit Department of the Company. Mr Xu is a senior accountant and has nearly 35 years of work experience in China’s petrochemical industry. Mr Xu has been the Chief Accountant of Fushun Petrochemical Corporation in November 1995, Deputy Director of the Finance and Assets Department of CNPC in November 1998, Deputy General Manager of the Finance Department of the Company since December 1999, and Director of the Administrative Office of the Supervisory Committee of the Company since October 2003. He has been a Supervisor of the Company since May 2004 and the General Manager of the Audit Department of the Company since November 2005.
Qin Gang: aged 53, is an employee representative of the Company’s Supervisory Committee and a Senior Executive of the Tarim Oilfield Branch of the Company. Mr Qin is a senior engineer and has over 35 years of experience in China’s oil and gas industry. Mr. Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of Tarim Oilfield Company since September 1999. From June 2000, Mr Qin worked as the Senior Executive of Tarim Southwest Company concurrently. Since July 2002, Mr Qin has worked as an executive and the Chairman of Labour Union of CNPC Tarim Oilfield Company. Mr Qin was appointed as a Supervisor of the Company in November 2005.
• Independent Supervisors
Li Yongwu: aged 62, is an independent Supervisor of the Company. Mr Li is a senior engineer and holder of a bachelor’s degree. Since June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Director of the Chemical Industry Department since April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum

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and Petrochemical Industry Association. Mr Li has been an Independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference.
Wu Zhipan: aged 50, is an independent Supervisor of the Company. Mr Wu is a holder of doctorate degree. Mr Wu is currently the Vice-chancellor of the Peking University. He is also an expert consultant of the Supreme People’s Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu has been an independent Supervisor of the Company since December 1999.
☐ Other Senior Management
Wang Guoliang : aged 54, is Chief Financial Officer of the Company. Mr Wang is a senior accountant and holds a master’s degree. Mr Wang has 25 years of working experience in China’s oil and gas industry. Mr Wang worked as the Vice President of China Petroleum Finance Company Limited from October 1995 to November 1997. From November 1997 to November 1999, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company since November 1999. From November 1999 to March 2002, he was also the General Manager of the Company’s Finance Department.
Liao Yongyuan: aged 44, is the Vice President of the Company. Mr Liao is a senior engineer and a master’s degree holder. He has nearly 25 years of working experience in China’s oil and gas industry. He was Deputy Director of the New Zone Exploration and Development Department of China National Petroleum and Gas Corporation from June to November 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996 to September 1999. He was General Manager of Tarim Oilfield Branch Company from September 1999 to October 2001, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001 to January 2004. He has worked as the Assistant to the General Manager of CNPC since January 2004 and has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of Sichuan Petroleum Administration Bureau since April 2004. He has been a Vice President of the Company since November 2005.

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Jia Chengzao : aged 58, is a Vice President of the Company. Mr Jia is a senior engineer, a Doctorate degree holder and a fellow of the Chinese Academy of Sciences. He has over 25 years of working experience in the oil and geological industry of the PRC. From August 1994, Mr. Jia has worked as the Deputy Chief Geologist of the Tarim Oil Exploration and Exploitation Headquarters and the Chief Geologist and Deputy Commander of the Tarim Oil Exploration and Exploitation Headquarters. From February 1998, he has also been a Vice President of the China Oil Exploration and Exploitation Scientific Research Institute of CNPC. From September 1999, Mr. Jia worked as the Deputy General Manager of the Tarim Oil Field Branch of the Company. He has been the Chief Geologist of the Company from July 2000. Mr Jia also served as the President of the China Oil Exploration and Exploitation Research Institute from December 2002 to October 2006. Mr Jia has been a Vice President of the Company since November 2005.
Hu Wenrui: aged 57, is a Vice President of the Company. Mr Hu is a senior engineer and has over 35 years of working experience in China’s oil and gas industry. From April 1984, Mr Hu was Manager of Changqing Oilfield No. 2 Oil Extraction Plant. He was Deputy Director of Changqing Petroleum Exploration Bureau since April 1989, Standing Deputy Director since November 1996, and eventually Director of Changqing Petroleum Exploration Bureau since April 1999. From September 1999 to December 2002, he was the General Manager of Changqing Oilfield Branch Company. He has been President of the Company’s Exploration and Production Branch since December 2002. Mr Hu has been a Vice President of the Company since November 2005.
☐ Qualified Accountant
In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE when it has identified the joint qualified accountant.

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Shareholdings of Major Shareholders
As at December 31, 2006, the register of interests in shares and short positions kept by the Company under section 336 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) showed that the persons in the following table and notes held interests or short positions in the Company’s shares:

				Percentage (%) of the
Name of				total number of that		Percentage (%) of the
Shareholder	Type of Shares	No. of Shares		class in issue		total share capital
CNPC	State-owned shares	157,922,077,818		100.00		88.21

Warren E. Buffett(1)	H shares	2,347,761,000		11.13		1.311

		1,062,215,120	(L)	5.03	(L)	0.593
J.P. Morgan Chase &	H shares	711,247,550	(S)(3)	3.37	(S)	0.397
Co.(2)		821,572,360	(P)(4)	3.89	(P)	0.459

Templeton Asset Management Limited	H shares	1,054,208,903	(L)	5.00	(L)	0.589

Notes:

(1)	By virtue of Warren E. Buffett’s 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway’s 100% interest in OBH Inc., OBH Inc.’s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation’s 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

(2)	J.P. Morgan Chase & Co. through its various controlled corporations is deemed to be interested in an aggregate of 1,062,215,120 H shares of the Company

Of these 1,062,215,120 H shares, 831,400,360 H Shares are directly held by JP Morgan Chase Bank, N.A., J.P. Morgan Chase & Co. is deemed to be interested in these 831,400,360 H shares by virtue of its 100% interest in JP Morgan Chase Bank, N.A.; 9,894,000 H shares are directly held by J.P. Morgan Securities Ltd., by virtue of J.P. Morgan Chase International Holdings Limited’s 98.95% interest in J.P. Morgan Securities Ltd., J.P. Morgan Chase (UK) Holdings Limited’s 100% interest in J.P. Morgan Chase International Holdings Limited, J.P. Morgan Capital Holdings Limited’s 100% interest in J.P. Morgan Chase (UK) Holdings Limited and J.P. Morgan International Finance Limited’s 100% interest in J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Capital Holdings

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Limited and J.P. Morgan International Finance Limited are deemed to be interested in these 9,894,000 H shares; 87,525,058 H shares are directly held by J.P. Morgan Whitefriars Inc., J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 87,525,058 H shares by virtue of its 100% interest in J.P. Morgan Whitefriars Inc.; 26,935,702 H shares are directly held by J.P. Morgan Investment Management Inc., JP Morgan Asset Management Holdings Inc. is deemed to be interested in these 26,935,702 H shares by virtue of its 100% interest in J.P. Morgan Investment Management Inc.; 2,234,000 H shares are directly held by JF International Management Inc., JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 2,234,000 H shares by virtue of its 100% interest in JF International Management Inc.; 101,756,000 H shares are directly held by JF Asset Management Limited, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 101,756,000 H shares by virtue of its 100% interest in JF Asset Management Limited; 2,470,000 H shares are directly held by J.P. Morgan International Bank Limited, J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 2,470,000 H shares by virtue of its 100% interest in J.P. Morgan International Bank Limited.

Of these 1,062,215,120 H shares, 99,889,058 H shares are indirectly held by J.P. Morgan International Finance Limited, by virtue of Bank One International Holdings Corporation’s 100% interest in J.P. Morgan International Finance Limited, J. P. Morgan International Inc.’s 100% interest in Bank One International Holdings Corporation, JP Morgan Chase Bank, N.A.’s 100% interest in J. P. Morgan International Inc, J.P. Morgan Chase & Co.’s 100% interest in JP Morgan Chase Bank, N.A., Bank One International Holdings Corporation, J. P. Morgan International Inc., JP Morgan Chase Bank, N.A. and J.P. Morgan Chase & Co. are also deemed to be interested in these 99,889,058 H shares; 89,995,058 H shares are also indirectly held by J. P. Morgan Overseas Capital Corporation, J. P. Morgan International Finance Limited is also deemed to be interested in these shares by virtue of its 100% interest in J. P. Morgan Overseas Capital Corporation; 130,925,702 H shares are also indirectly held by JP Morgan Asset Management Holdings Inc., J.P. Morgan Chase & Co. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management Holdings Inc.; and 130,990,000 H shares are also indirectly held by JP Morgan Asset Management (Asia) Inc., JP Morgan Asset Management Holdings Inc. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management (Asia) Inc.

(3)	Comprising the short positions as defined in the SFO.

(4)	Comprising 821,790,360 H shares in the lending pool as defined in the SFO. The term “lending pool” is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorised to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.
As at December 31, 2006, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the register of interests in shares and short positions kept pursuant to section 336 of the SFO.

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Interests of Directors and Supervisors in the Share Capital of the Company
As at December 31, 2006, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).
As at December 31, 2006, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.
Service Contracts of Directors and Supervisors
No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.
Interests of Directors and Supervisors in Contracts
None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.
Remuneration of Directors and Supervisors
Details of remuneration of Directors and Supervisors and the remuneration policy are set out in note 10 to the financial statements prepared in accordance with IFRS in this annual report.
Connected Transactions
As at December 31, 2006, CNPC directly owns an aggregate of approximately 88.21% of the shares of the Company and therefore transactions between the Group and CNPC constitute connected

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transactions between the Group and CNPC under Chapter 14A of the Listing Rules. As at December 31, 2006, CNPC (Hong Kong) Limited (stock code: 135) (“CNPC (HK)”) is a 51.99% owned subsidiary of CNPC which is also the Company’s controlling shareholder holding approximately 88.21% of the issued share capital of the Company. Therefore, transactions between the Group and CNPC (HK) constitute connected transactions between the Group and CNPC (HK) under Chapter 14A of the Listing Rules. As Beijing Gas Group Co., Ltd. (“Beijing Gas”) and China Railway Materials and Suppliers Corporation (“CRMSC”) are respectively a substantial shareholder (as defined under the Listing Rules) of Beijing Huayou Gas Corporation Limited and PetroChina and CRMSC Oil Marketing Company Limited, the Group’s subsidiaries, pursuant to Chapter 14A of the Listing Rules, the transactions between the Group and Beijing Gas and CRMSC respectively constitute connected transactions of the Group. Each of CNPC and the Company is interested in 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”) respectively, and therefore, CNPC E&D is a connected person of the Company. On December 28, 2006, the Company became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the Listing Rules, any subsidiaries of CNPC E&D being a connected person will also be treated as connected person(s) of the Company. Therefore, transactions between the Group and (i) CNPC E&D and (ii) PKZ constitute connected transactions of the Group under the Listing Rules.
☐ One-off Connected Transaction
Acquisition of 67% interest in PKZ
Pursuant to an acquisition agreement dated August 23, 2006 entered into between Pervinage Holding B.V. (a wholly-owned subsidiary of CNPC E&D) and 819 Luxembourg S. a r. l. (an indirect wholly-owned subsidiary of CNPC), CNPC E&D has acquired from CNPC the 67% equity interest indirectly held by CNPC in PKZ for a cash consideration of RMB21,376 million. The acquisition was completed on December 28, 2006. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company. The acquisition constitutes a connected transaction for the Company under the Listing Rules. Details of the transaction were announced by the Company on August 23, 2006.
☐ Continuing Connected Transactions
I. Continuing Connected Transactions with CNPC

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The Group and CNPC continue to carry out certain existing continuing connected transactions and have entered into new continuing connected transactions throughout the reporting period. The Company sought independent shareholders’ approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2006 to December 31, 2008. The Company further sought independent shareholders’ approval at the general meeting held on November 1, 2006 for a renewal of the caps for the existing continuing connected transactions for January 1, 2006 to December 31, 2008 which were previously approved by shareholders at the general meeting held on November 8, 2005.
The Group and CNPC will continue to carry out the existing continuing connected transactions referred to in the following agreements:
1. Comprehensive Products and Services Agreement, First Supplemental Comprehensive Agreement and Second Supplemental Comprehensive Agreement
(1)The Group and CNPC continue to implement the Comprehensive Products and Services Agreement (“Comprehensive Agreement”) entered into on March 10, 2000 for the provision (i) by the Group to CNPC and (ii) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement has been amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement.
The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company’s business license was issued. This term has been amended by the Second Supplemental Comprehensive Agreement to 3 years commencing from January 1, 2006.
During the term of the Comprehensive Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

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(A) Products and Services to be provided by the Group to CNPC
Under the Comprehensive Products and Services Agreement, products and services to be provided by the Group to CNPC include such products as refined products, chemical products, natural gas, crude oil and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.
(B) Products and Services to be provided by CNPC to the Group
More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised according to the following types of products and services:
•	Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

•	Supply of materials services, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials;

•	Social services, including but not limited to security services, education and hospitals;

•	Ancillary services, including but not limited to property management, training centers and guesthouses; and

•	Financial services, including but not limited to loans and deposits services.
The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

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(a)state-prescribed prices; or
(b)where there is no state-prescribed price, then according to the relevant market prices; or
(c)where neither (a) nor (b) is applicable, then according to:
     (i) the actual cost incurred; or
     (ii) the agreed contractual price.
In particular, the Comprehensive Agreement stipulates, among other things, that:
(i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and
(ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant state-prescribed price and market price.
(2)First Supplemental Comprehensive Agreement
The First Supplemental Comprehensive Agreement dated June 9, 2006 was entered principally to amend the definitions of “state-prescribed price” and “market price” in the Comprehensive Agreement in view of the characteristics of overseas business and to amend the term of the Comprehensive Agreement to three years. The First Supplemental Comprehensive Agreement took effect on December 19, 2006.
(3)Second Supplemental Comprehensive Agreement
The Second Supplemental Comprehensive Agreement entered into by CNPC and the Company on September 1, 2006 provides for certain new continuing connected transactions between the Company and certain companies in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company (“Jointly-owned Companies”). In the Second Supplemental Comprehensive Agreement, CNPC and the Company agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:
•	both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with

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the terms and principles of the Comprehensive Agreement;

•	the CNPC Group will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration, production and other relevant services within certain and specific reserves of the Company with exploration and exploitation difficulties;
•	the Group will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees;

•	the Jointly-owned Companies will provide certain financial assistance to the Group including entrustment loans and guarantees; and
Under the Second Supplemental Comprehensive Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).
The Second Supplemental Comprehensive Agreement has taken effect on January 1, 2006.
2. Product and Service Implementation Agreements
According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC Group or the Group providing the relevant products or services, as appropriate, and the relevant members of the Group or CNPC Group, requiring such products or services, as appropriate.
Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.
As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

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3. Land Use Rights Leasing Contract
The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the effective date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.
4. Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of 269,770 square metres, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The 191 buildings were leased at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650 for a term of 20 years. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings.
Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company’s operations

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mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.
5. Intellectual Property Licensing Contracts
The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.
6. Contract for the Transfer of Rights under Production Sharing Contracts
The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 Production Sharing Contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.
7. Guarantee of Debts Contract
The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

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In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of the Company at no cost. As at December 31, 2006, the total amount guaranteed was RMB597 million.
As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, these transactions are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.
II. New Continuing Connected Transactions with CNPC E&D
The following new continuing connected transactions arose as a result of the completion of the acquisition of the 67% equity interest in PKZ on December 28, 2006:
•	the provision of production services by CNPC Group to the Group;

•	the provision of construction and technical services such as exploration technology services by CNPC Group to the Group;

•	the provision of material supply services by CNPC Group to the Group.
Upon completion of the acquisition of the 67% equity interest in PKZ on December 28, 2006, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included in that for continuing connected transactions between the Group and CNPC.
III. Continuing Connected Transactions with CNPC (HK)
As part of the restructuring of CNPC and in preparation for the listing of the Company on HKSE, and as disclosed in the Company’s prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC

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government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited (“Xinjiang Contract”) and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited (“Liaohe Contract”), were novated to the Company.
CNPC (HK) is a company listed on the HKSE and a 51.99% owned subsidiary of CNPC. CNPC is also the Company’s controlling shareholder which holds approximately 88.21% of the issued share capital of the Company. Upon the effective novation by CNPC to the Company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute continuing connected transactions between the Company and CNPC (HK).
Summary of the major terms and conditions of these continuing connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:
(1)Production and development cost sharing between the Company and CNPC (HK): The Company and CNPC (HK) shall share the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by the Company and 54% by CNPC (HK), and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by CNPC (HK). CNPC (HK) shall be responsible for 100% of the development costs in respect of blocks 9-1 to 9-5 of the Karamay Oilfield. The Company is responsible for 30% and CNPC (HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.
(2)Provision of assistance by the Company to CNPC (HK): The Company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.
(3)Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 annually for the training of personnel carried out by

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(PHOTO)
the Company for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.
(4)Sale of crude oil by CNPC (HK) to the Company: CNPC (HK) has the right to deliver its share of oil production from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the only likely purchaser of the oil production attributable to CNPC (HK) from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield is CNPC or its affiliates, including the Company, which will accept delivery of oil produced in blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the signing of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil produced from blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield, although, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities, or as determined with reference to the prevailing fair market price for transactions of crude oil of a similar quality in the major oil markets. This will be adjusted to take into account the terms of transportation, payment and other terms.
The waiver in respect of the above continuing connected transactions between the Company and CNPC (HK) granted by the HKSE expired on December 31, 2006. As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the above continuing connected transactions between the Company and CNPC (HK) is more than 0.1% but less than 2.5%, these transactions are exempted from the independent shareholders’ approval requirements and are only subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules. An announcement was made by the Company on August 23, 2006 in respect of the reporting and announcement obligations for these continuing connected transaction for the period from January 1, 2007 to December 31, 2008.

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IV. Continuing Connected Transactions with CRMSC and Beijing Gas
The Group has entered into continuing connected transactions with Beijing Gas and CRMSC pursuant to the following agreements. For the transactions with Beijing Gas, the Group has complied with the procedures for reporting and announcements obligations to the HKSE. The transactions with CRMSC and the caps for these transactions have been approved by HKSE and the same were first approved by shareholders at the extraordinary general meeting held on November 8, 2005 and subsequently approved by shareholders at the extraordinary general meeting held on November 1, 2006 with the revised caps.
(a) Beijing Gas Products and Services Agreement
The Company entered into a Products and Services Agreement with Beijing Gas on September 1, 2005. Pursuant to the agreement, the Group shall continuously provide products and services to Beijing Gas, including the provision of natural gas and natural gas related transmission services. The agreement was effective from January 1, 2006.
(b) CRMSC Products and Services Agreement
On September 1, 2006, the Company entered into the CRMSC Products and Services Agreement with CRMSC. Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products). The term of the CRMSC Products and Services Agreement is 3 years commencing from January 1, 2006.
During the term of the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
Caps for the Continuing Connected Transactions
The following caps in respect of the continuing connected transactions are set based on the annual volumes of the relevant transactions for the period from January 1, 2006 to December 31, 2008:

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(A)In relation to the products and services contemplated under (a) the Comprehensive Agreement as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement and also include the new continuing connected transactions arising as a result of the acquisition of interest in PKZ, (b) Buildings Leasing Contract and Supplemental Buildings Agreement, and (c) the CRMSC Products and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed maximum annual aggregate values set out in the following table:

	Proposed annual caps
	2006	2007	2008
Category of Products and Services	RMB(in millions)
(i) Products and services to be provided by the Group to the CNPC Group (Note 1)	36,670	44,970	50,129
(ii) Products and services to be provided by CNPC to the Group
(a) Construction and technical services (Note 1)	114,681	115,039	105,661
(b) Production services (Note 1)	63,983	96,437	98,518
(c) Supply of materials services (Note 1)	5,356	5,459	5,574
(d) Social and ancillary services (Note 3)	5,000	5,000	5,000
(e) Financial Services
-Aggregate of the average daily outstanding principal of loans; the total amount of interest paid in respect of these loans; and other relevant charges (Note 3)	43,312	50,132	56,547
-Aggregate of the average daily amount of deposits; and the total amount of interest received in respect of these deposits (Note 3)	9,081	9,102	9,126
(iii) Financial services to be provided by the Group to the Jointly-owned Companies (Note 3)	21,235	32,840	44,465
(iv) Fee for land leases paid by the Group to CNPC (Note 3)	2,260	2,260	2,260
(v) Rental for buildings paid by the Group to CNPC (Note 3)	140	140	140
(vi) Provision of goods by the Group to CNPC (HK) (Note 4)	1.6	1.6	1.6
(vii) Provision of goods by CNPC (HK) to the Group (Note 4)	23,092	4,370	4,241
(viii) Products and services provided by the Group to CRMSC (Note 2)	11,048	12,025	13,152
(ix) Products and services provided by the Group to Beijing Gas (Note 5)	4,939	5,983	7,097

Notes:

1.	The Company sought independent shareholders’ approval at the general meeting held on November 8, 2005 for the renewal of the existing continuing connected transactions and the proposed the new annual caps from January 1, 2006 to December 31, 2008. The Company further sought independent shareholders’ approval at the general meeting held on November 1, 2006 for a revision of these annual caps which were previously approved by shareholders at the general meeting held on November 8, 2005.

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2.	The Company sought shareholders’ approval at the general meeting held on November 8, 2005 for the renewal of the existing continuing connected transactions and the proposed the new annual caps from January 1, 2006 to December 31, 2008. The Company further sought shareholders’ approval at the general meeting held on November 1, 2006 for a revision of these annual caps which were previously approved by shareholders at the general meeting held on November 8, 2005.

3.	The Company sought shareholders’ approval at the general meeting held on November 8, 2005 for the renewal of the existing continuing connected transactions and the proposed the new annual caps from January 1, 2006 to December 31, 2008.

4.	The Board of Directors approved the annual caps for these continuing connected transactions from January 1, 2007 to December 31, 2008 at the board meeting held on August 23, 2006. Details of such transactions were announced on the same day.

5.	The annual caps of this continuing connected transaction are only subject to announcement requirement. Details of such transaction were announced on September 1, 2005.
(B)In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.
Independent non-executive Directors confirmation
In relation to the connected transactions undertaken by the Group in 2006, the independent non-executive Directors of the Company confirm that:
(i)	the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

(ii)	the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

(iii)	the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

(iv)	where applicable, the connected transactions have been entered into within the annual caps for the years mentioned above.

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Auditor’s confirmation
The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:
(i)	all the connected transactions have received the approval of the Board of Directors;

(ii)	all the connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and

(iii)	where applicable, the connected transactions have been entered into within the annual caps for the years mentioned above.
Accounting Principle
For the year 2006, the Company adopted certain new accounting principles and they are contained in Note 2 to the Company’s financial report prepared in accordance with the IFRS.
Auditors
PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (certified public accountants in the PRC) were the Company’s international and domestic auditors respectively in 2006. The Company has retained the above two firms of accountants since the date of its listing. A resolution to continue the appointment of the international and domestic auditors for 2006 will be proposed at the annual general meeting of the Company which will be held on May 16, 2007.
By Order of the Board
Chen Geng
Chairman
Beijing, the PRC
March 19, 2007

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REPORT OF THE SUPERVISORY COMMITTEE
(PHOTO)
Dear Shareholders,
During the year 2006, the Supervisory Committee has carried out their duties conscientiously and in accordance with the relevant provisions of the Companies Law of the PRC, the Articles of Association of the Company and the Organisation and Rules of Procedures of the Supervisory Committee. During the year, the Supervisory Committee held two meetings, considered and passed seven resolutions and completed review of the Company’s 2005 annual report and 2006 interim report; attended the annual general meeting for the year 2005 and an extraordinary general meeting in 2006 and submitted two resolutions to the extraordinary general meeting; attended four meetings of the Board of Directors of the Company and submitted five written opinions of the Supervisory Committee in respect of its review of the financial reports of the Company, the draft profit distribution plan and assessment of the performance of the President’s Work Team. The Supervisory Committee conducted two supervisory hearings, received fourteen reports submitted by the Finance Department, Audit Department, Human Resources Department, Supervisory Department and PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), and reviewed and issued relevant opinions on the Company’s financial reports, profit distribution, connected transactions and assessment of the performance of the President’s Work Team. The Supervisory Committee completed two random financial auditing investigations, performed random auditing on eight departments, prepared a total of ten investigation reports and general reports and put forward 41 recommendations. The Supervisory Committee also conducted two special audit investigations on various aspects of companies located in four regions including the investment aspect, shareholding aspect and asset management aspect, prepared two reports and put forward 22 recommendations. The Supervisory Committee also made two supervisory inspection tours, prepared two reports and put forward ten recommendations. Through the above

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activities, the Supervisory Committee has reinforced its supervision on the financial affairs of the Company and the performance of duties by the senior management. It has enhanced the effect of supervision and protected the rights of the shareholders as well as the interests of the Company.
The Supervisory Committee is of the opinion that in 2006, the Company has, with a view to enhancing quality and efficiency, organised steady production, operated positively and soundly, and strengthened micro management. Results of the Company in these areas were prominent. The Company achieved fruitful results in oil and gas exploration. The Company’s oil and gas output and sales volume both hit another historical high. Production operations of the refining and chemicals segments were running steadily. More investments were made to tap potential in the oil and gas market. The international operations of the Company were growing steadily with continuous expansion in the operational scale. The construction of various key projects proceeded in an orderly manner and a number of projects were completed and commenced production. The Company placed more emphasis on improving safety, environmental protection and energy saving. The Company also attained eminent results in technological innovations to support its operations more effectively. Businesses of the Company were further integrated. Risk management kept on improving. There were also marked improvements in the overall competitiveness, corporate value and corporate image of the Company.
In year 2006, the Company’s overall financial position was further improved. Quality of the current assets of the Company kept on improving, the outstanding debts due to the Company incurred over past years decreased. The quality and the profit-generating potential of the Company’s fixed assets improved. The total amount of the Company’s interest-bearing debts reduced. Both the debt to asset ratio and the gearing ratio dropped, reflecting the Company has improved repayment and financing ability. Shareholders’ equity increased steadily, providing high returns for the shareholders of the Company.
Continuing connected transactions of the Company were carried out with HKSE’s approval and within the limits approved on the extraordinary general meetings of the Company.
The President’s Work Team completely fulfilled the assessment targets on their performance of duty. None of the senior management of the Company was found by the Supervisory Committee to be in breach of any applicable laws and regulations of the PRC and the Company’s places of listing and the Company’s Articles of Association in the performance of their duties.

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The Supervisory Committee is satisfied with the results achieved by the Company in 2006 and is confident of the prospects of the Company.
The Supervisory Committee is of the opinion that the financial reports audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong) pursuant to the IFRS gives a true and fair view on the financial position, operating results and cash flows of the Company. The Supervisory Committee considers the unqualified opinion issued by PricewaterhouseCoopers (Certified Puldic Accountants, Hong Kong) is objective and fair. The Supervisory Committee approves the financial report.
The Supervisory Committee hopes that the Company will fully implement the concept of efficient and scientific development, make solid progress in organisational restructuring, optimisation of resources allocation and change the mode of economic growth, improve safety, environmental protection and energy saving, promote institutional, technological and management innovations, build up a team of high-calibre personnel, enhance operational efficiency, establish a balanced and harmonious enterprise and further enable the healthy development of the Company.
In 2007, the Supervisory Committee will continue to fulfil its various duties conscientiously and in compliance with the Companies Law, the Articles of Association of the Company and other relevant regulations.
By Order of the Supervisory Committee
Wang Fucheng
Chairman of the Supervisory Committee
Beijing, the PRC
March 19, 2007

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BUSINESS OPERATING REVIEW
MARKET REVIEW
☐ Crude Oil Market Review
In 2006, there was a huge oil demand but limited increase in oil supply in the international market. International crude oil prices continued to soar and hit record high in the course of the year as a result of factors such as limitation in the oil refining capacity and instabilities in certain oil producing countries. The annual average prices for WTI, Brent and Minas crude oil were US$66.04, US$65.15 and US$65.24 per barrel, respectively, representing an increase of US$9.45, US$10.62 and US$11.05 per barrel, respectively, over the annual average prices in 2005. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realised price for domestic crude oil in 2006 was higher than that of 2005.
Net domestic crude oil imports continued to increase in 2006 by 16.8% to a net total of 139 million tons compared with the previous year. Domestic crude oil output and the amount of crude oil processed reached 184 million tons and 288 million tons, respectively.
☐ Refined Products Market Review
International oil product prices rocketed and maintained at a high level throughout 2006. Domestic refined product prices, however, are not in line with the prices in the international market. Refineries incurred heavy losses in processing. There was a drastic reduction in resources supplied by local refineries. In 2006, transportation of refined products was affected by tight transportation capacity. Overall, there was a tight supply of refined products, a balance in the demand and supply of gasoline, and a rather tight supply of diesel in 2006, and there was a strong pressure for steady supply in the market. Production resumed in local refineries in the fourth quarter as international oil prices dropped. As a result, local refineries resumed production and the tight supply of resources was slightly alleviated. Nominal consumption increased by 6.1% to 174.40 million tons.
☐ Chemical Products Market Review
The PRC economy maintained steady and moderate growth in 2006 with a growth on the GDP by 10.7%. The growth of the PRC economy has created a constant source of demand for energy. The

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domestic demand for chemical products remains buoyant. Notwithstanding an increase in the production of petrochemical products in 2006 from CNOOC-Shell petrochemical project that commenced production during the year, Jilin Petrochemical Company commenced production of HDPE, Maoming Petrochemical Company commenced production of polypropylene and Daqing Refinery commenced production of polypropylene, the level of increase of petrochemical products was moderate and limited due to factors such as inspection and maintenance of production facilities and unscheduled shut down of production facilities. The overall market condition favours petrochemical products suppliers. Prices of petrochemical products remained high and certain petrochemical products hit new record highs under surging crude oil prices. At the same time, surging crude oil prices throughout the year has increased the cost of raw materials for petrochemical products. As a result, the cost of production of petrochemical products increased remarkably in 2006.
☐ Natural Gas Market Review
At the end of 2005, the PRC government introduced a new pricing regulation for natural gas and increased the ex-factory price of natural gas. To a certain extent, this measure tempered the runaway increase in the demand for natural gas. In 2006, domestic supply of natural gas failed to meet demand.
BUSINESS REVIEW
For the twelve months ended December 31, 2006, total crude oil and natural gas output of the Group was 1,059.4 million barrels of oil equivalent, including 830.7 million barrels of crude oil and 1,371.9 billion cubic feet of marketable natural gas, representing an average daily output of 2.28 million barrels of crude oil and 3,760 million cubic feet of marketable natural gas. A total of 832.80 million barrels of crude oil and 1,357.0 billion cubic feet of natural gas were sold. The Group sold approximately 83% of the crude oil to its refineries. In 2006, the lifting cost for the oil and gas operations of the Group was US$6.74 per barrel, representing an increase of 27.7% from US$5.28 per barrel in 2005. There were two main reasons for the increase in oil and gas operating costs. Firstly, the Group sped up the utilisation of reserves that were difficult to explore and undertook more risky operations, leveraging on the opportunity presented by high crude oil prices. This had led to an increase in unit lifting cost. Secondly, the expansion of production scale, the increases in the prices of raw material, electricity and employees’ salaries led to an increase in operating cost, maintenance cost and staff cost. In addition, fluctuation in exchange rates exerted great impact on the increase of unit lifting cost during 2006.

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For the twelve months ended December 31, 2006, the Group’s refineries processed 785 million barrels of crude oil, representing an average of 2.15 million barrels per day. Approximately 82% of the crude oil processed in the Group’s refineries was supplied by the Exploration and Production segment. The Group produced approximately 68.32 million tons of gasoline, diesel and kerosene and sold approximately 74.90 million tons of these products. The Group actively expanded its sales and distribution networks, in particular the retail sales network, by capitalising on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2006, there were 18,207 units of service stations which were either owned, controlled or franchised by the Group or owned by CNPC but to which the Group provided supervisory support. The cash processing cost of the Group’s refineries increased from RMB145 per ton to RMB169 per ton.
For the twelve months ended December 31, 2006, the Group produced 2.068 million tons of ethylene, 3.061 million tons of synthetic resin, 1.232 million tons of synthetic fiber raw materials and polymer, 0.312 million tons of synthetic rubber and 3.576 million tons of urea.
For the twelve months ended December 31, 2006, the Group sold 1,200.5 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment. The Group currently owns and operates 20,590 kilometres of regional natural gas pipeline networks, of which 19,662 kilometres are operated by the Natural Gas and Pipeline segment. For the twelve months ended December 31, 2006, the Group owned and operated 9,620 kilometres of crude oil pipeline and 2,413 kilometres of pipeline for refined products.

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INFORMATION ON CRUDE OIL AND NATURAL
GAS RESERVES
The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2004, 2005 and 2006. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

	Crude Oil	Natural Gas	Combined
	(million of	(billion cubic	(millions of barrels of
	barrels)	feet)	oil equivalent)
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2004 (the basis date)	11,501.2	45,248.9	19,042.7
Revisions of previous estimates	156.8	212.9	192.3
Extensions and discoveries	605.5	4,004.8	1,273.0
Improved recovery	101.4	—	101.4
Production for the year	-828.7	-1,343.5	-1,052.7
Reserves as of December 31, 2005 (the basis date)	11,536.2	48,123.1	19,556.7
Revisions of previous estimates	196.1	685.9	310.4
Extensions and discoveries	635.3	6,247.7	1,676.5
Improved recovery	81.1	—	81.1
Production for the year	-830.7	-1,587.5	-1,095.3
Reserves as of December 31, 2006 (the basis date)	11,618.0	53,469.2	20,529.4
Proved Developed Reserves
As of December 31, 2004 (the basis date)	9,067.9	17,254.5	11,943.6
As of December 31, 2005 (the basis date)	9,194.8	19,857.8	12,504.4
As of December 31, 2006 (the basis date)	9,185.2	22,563.9	12,945.8

90

(PHOTO)

91

PricewaterhouseCoopers 22nd Floor, Prince’s Building Central, Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888
     INDEPENDENT AUDITOR’S REPORT
     TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED
     (established in the People’s Republic of China with limited liability)
     We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 94 to 163, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated profit and loss account, cash flow statement and statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.
     Directors’ responsibility for the financial statements
     The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
     Auditor’s responsibility
     Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.
     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
     Opinion
     In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as at December 31, 2006 and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
     Other matters
     This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
     PricewaterhouseCoopers
     Certified Public Accountants
     Hong Kong, March 19, 2007

PETROCHINA COMPANY LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended December 31, 2006
(Amounts in millions except for per share data)

	Notes	2006	2005
		RMB	RMB
TURNOVER	5	688,978	552,229

OPERATING EXPENSES
Purchases, services and other		(271,123)	(200,321)
Employee compensation costs	7	(39,161)	(29,675)
Exploration expenses, including exploratory dry holes		(18,822)	(15,566)
Depreciation, depletion and amortisation		(61,388)	(51,305)
Selling, general and administrative expenses		(43,235)	(36,538)
Taxes other than income taxes	8	(56,666)	(23,616)
Other expense, net		(607)	(3,037)

TOTAL OPERATING EXPENSES		(491,002)	(360,058)

PROFIT FROM OPERATIONS		197,976	192,171

FINANCE COSTS
Exchange gain		1,830	942
Exchange loss		(1,756)	(854)
Interest income		2,066	1,924
Interest expense	9	(3,220)	(2,762)

TOTAL NET FINANCE COSTS		(1,080)	(750)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	16	2,277	2,401

PROFIT BEFORE TAXATION	6	199,173	193,822
TAXATION	11	(49,776)	(54,180)

PROFIT FOR THE YEAR		149,397	139,642

ATTRIBUTABLE TO:
Equity holders of the Company		142,224	133,362
Minority interest		7,173	6,280

		149,397	139,642

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING THE YEAR	13	0.79	0.75

DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Interim dividends	14	36,307	27,731
Final dividends	14	27,694	32,282

		64,001	60,013

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEET
As of December 31, 2006
(Amounts in millions)

	Notes	2006	2005
		RMB	RMB
NON CURRENT ASSETS
Property, plant and equipment	15	645,337	563,890
Investments in associates and jointly controlled entities	16	32,956	12,378
Available-for-sale investments	17	2,054	1,230
Advance operating lease payments	19	20,468	16,235
Intangible and other assets	20	6,627	5,011
Time deposits with maturities over one year		2,499	3,428

		709,941	602,172

CURRENT ASSETS
Inventories	21	76,038	62,733
Accounts receivable	22	8,488	4,630
Prepaid expenses and other current assets	23	23,281	22,673
Notes receivable	24	2,844	3,028
Investments in collateralised loans	25	—	235
Time deposits with maturities over three months but within one year		3,012	1,691
Cash and cash equivalents	26	48,559	80,905

TOTAL CURRENT ASSETS		162,222	175,895

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	120,182	99,758
Income tax payable		17,744	20,567
Other taxes payable		6,190	4,824
Short-term borrowings	28	35,763	28,689

		179,879	153,838

NET CURRENT (LIABILITIES) /ASSETS		(17,657)	22,057

TOTAL ASSETS LESS CURRENT LIABILITIES		692,284	624,229

EQUITY
Equity attributable to equity holders of the Company

Share capital	29	179,021	179,021
Retained earnings		264,092	203,812
Reserves	30	143,564	132,556

		586,677	515,389
Minority interest		30,914	28,278

TOTAL EQUITY		617,591	543,667

NON CURRENT LIABILITIES
Long-term borrowings	28	35,634	44,570
Other long-term obligations		995	1,046
Asset retirement obligations	32	18,481	14,187
Deferred taxation	31	19,583	20,759

		74,693	80,562

		692,284	624,229

The accompanying notes are an integral part of these financial statements.

Chairman Chen Geng	President Jiang Jiemin

PETROCHINA COMPANY LIMITED
BALANCE SHEET
As of December 31, 2006
(Amounts in millions)

	Notes	2006	2005
		RMB	RMB
NON CURRENT ASSETS
Property, plant and equipment	15	466,707	399,876
Investments in associates and jointly controlled entities	16	3,458	4,246
Available-for-sale investments	17	1,011	973
Subsidiaries	18	111,091	105,321
Advance operating lease payments	19	15,776	11,933
Intangible and other assets	20	5,620	3,983

		603,663	526,332

CURRENT ASSETS

Inventories	21	60,270	51,538
Accounts receivable	22	1,574	1,471
Prepaid expenses and other current assets	23	22,052	29,259
Notes receivable	24	2,097	2,381
Investments in collateralised loans	25	—	117
Time deposits with maturities over three months but within one year		3,000	—
Cash and cash equivalents	26	45,029	55,814

TOTAL CURRENT ASSETS		134,022	140,580

CURRENT LIABILITIES

Accounts payable and accrued liabilities	27	120,000	113,233
Income tax payable		15,568	18,898
Other taxes payable		3,296	1,726
Short-term borrowings	28	27,676	22,336

		166,540	156,193

NET CURRENT LIABILITIES		(32,518)	(15,613)

TOTAL ASSETS LESS CURRENT LIABILITIES		571,145	510,719

EQUITY
Equity attributable to equity holders of the Company
Share capital	29	179,021	179,021
Retained earnings		205,379	151,682
Reserves	30	140,407	129,208

TOTAL EQUITY		524,807	459,911

NON CURRENT LIABILITIES

Long-term borrowings	28	27,665	32,777
Other long-term obligations		924	838
Asset retirement obligations	32	11,269	8,068
Deferred taxation	31	6,480	9,125

		46,338	50,808

		571,145	510,719

The accompanying notes are an integral part of these financial statements.

Chairman Chen Geng	President Jiang Jiemin

PETROCHINA COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended December 31, 2006
(Amounts in millions)

	Notes	2006	2005
		RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES	33	198,102	203,885

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(130,409)	(119,227)
Acquisition of associates and jointly controlled entities		(22,549)	(2,334)
Acquisition of available-for-sale investments		(62)	(782)
Net proceeds from investments in collateralised loans with maturities not greater than three months		235	26,896
Acquisitions of investments in collateralised loans with maturities over three months		—	(443)
Acquisition of intangible assets		(1,358)	(1,600)
Acquisition of other non-current assets		(1,706)	(1,133)
Return of capital to minority interest due to liquidation of subsidiaries		—	(935)
Purchase from minority interest of listed subsidiaries	18	(4,095)	(2,019)
Other purchase from minority interest		(640)	(376)
Proceeds from investments in collateralised loans with maturities over three months		—	6,529
Repayment of capital by associates		99	115
Proceeds from disposal of property, plant and equipment		346	898
Proceeds from disposal of associates and jointly controlled entities		69	1,102
Proceeds from disposal of available-for-sale investments		4	976
Proceeds from disposal of intangible and other non-current assets		2	22
Dividends received		2,099	678
(Increase)/Decrease in time deposits with maturities over three months		(486)	57

NET CASH USED FOR INVESTING ACTIVITIES		(158,451)	(91,576)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings		(28,349)	(34,529)
Repayments of long-term borrowings		(17,587)	(19,175)
Principal payment on finance lease obligations		—	(21)
Dividends paid to minority interest		(3,033)	(1,486)
Dividends paid to equity holders of the Company	14	(68,589)	(53,667)
Issuance of H shares	29	—	19,692
Increase in short-term borrowings		30,183	32,019
Increase in long-term borrowings		14,195	15,514
Capital contribution from minority interest		1,492	454
Change in other long-term obligations		(51)	(1,435)

NET CASH USED FOR FINANCING ACTIVITIES		(71,739)	(42,634)

TRANSLATION OF FOREIGN CURRENCY		(258)	(458)

(Decrease)/Increase in cash and cash equivalents		(32,346)	69,217
Cash and cash equivalents at beginning of year	26	80,905	11,688

Cash and cash equivalents at end of year	26	48,559	80,905

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2006
(Amounts in millions)

	Attributable to equity holders of the				Minority	Total
	Company				Interest	Equity
	Share	Retained
	Capital	Earnings	Reserve	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2005	175,824	143,115	108,834	427,773	15,199	442,972

Currency translation differences	—	—	(268)	(268)	(465)	(733)

Net loss recognised directly in equity	—	—	(268)	(268)	(465)	(733)
Profit for the year ended December 31, 2005	—	133,362	—	133,362	6,280	139,642

Total recognised income/(loss) for 2005	—	133,362	(268)	133,094	5,815	138,909

Issue of H shares (Note 29 and 30)	3,197	—	16,495	19,692	—	19,692
Transfer to reserves (Note 30)	—	(18,998)	18,998	—	—	—
Final dividends for 2004 (Note 14)	—	(25,936)	—	(25,936)	—	(25,936)
Interim dividends for 2005 (Note 14)	—	(27,731)	—	(27,731)	—	(27,731)
Payment to CNPC for the acquisition of the refinery and petrochemical businesses (Note 2)	—	—	(9)	(9)	—	(9)
Dividends to minority interest	—	—	—	—	(1,568)	(1,568)
Return of capital to minority interest due to liquidations of subsidiaries	—	—	—	—	(935)	(935)
Purchase from minority interest of listed subsidiaries (Note 18)	—	—	(1,438)	(1,438)	(581)	(2,019)
Other movement in minority interest	—	—	—	—	242	242
Capital contribution to CNPC
Exploration and Development Company Limited (Note 2)	—	—	(10,056)	(10,056)	10,106	50

Balance at December 31, 2005	179,021	203,812	132,556	515,389	28,278	543,667

Currency translation differences	—	—	(191)	(191)	(204)	(395)

Net loss recognised directly in equity	—	—	(191)	(191)	(204)	(395)
Profit for the year ended December 31, 2006	—	142,224	—	142,224	7,173	149,397

Total recognised income/(loss) for 2006	—	142,224	(191)	142,033	6,969	149,002

Transfer to reserves (Note 30)	—	(13,355)	13,355	—	—	—
Final dividends for 2005 (Note 14)	—	(32,282)	—	(32,282)	—	(32,282)
Interim dividends for 2006 (Note 14)	—	(36,307)	—	(36,307)	—	(36,307)
Dividends to minority interest	—	—	—	—	(3,000)	(3,000)
Purchase from minority interest of subsidiaries (Note 18)	—	—	(2,156)	(2,156)	(2,579)	(4,735)
Other movement in minority interest	—	—	—	—	(246)	(246)
Minority interest paid-in capital	—	—	—	—	1,492	1,492

Balance at December 31, 2006	179,021	264,092	143,564	586,677	30,914	617,591

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
1 ORGANISATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) in preparation for the listing of the Company’s shares in Hong Kong and in the United States of America in 2000 (Note 29). The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (Note 40).
2 BASIS OF PREPARATION
     The consolidated financial statements (comprising the consolidated profit and loss account, consolidated balance sheets, consolidated cash flow statements and the consolidated statements of changes in equity of the Group ) and the balance sheet of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the balance sheet of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.
     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
     In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not result currently in changes to the Group’s accounting policies. In summary:
     (a) Amendments and interpretations to existing standards effective in 2006
     • International Accounting Standard (“IAS”) No 39 (“IAS 39”) and IFRS 4 (Amendment), Financial Guarantee Contracts; and
     • International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4, Determining whether an Arrangement contains a Lease.
     (b) Interpretations to existing standards early adopted by the Group
     • IFRIC Interpretation 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006);
     The following amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not relevant to the Group’s operations:
     • IAS 19 (Amendment), Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures;

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     • IAS 21 (Amendment), Net Investment in a Foreign Operation;
     • IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
     • IAS 39 (Amendment), The Fair Value Option;
     • IFRIC Interpretation 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
     • IFRIC Interpretation 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.
     In accordance with the acquisition agreement between the Company and CNPC dated March 28, 2005, the Company acquired the refining and petrochemical businesses owned by CNPC’s wholly-owned subsidiaries, Ningxia Dayuan Refinery and Petrochemical Company Limited (“Dayuan”) and Qingyang Refinery and Petrochemical Company Limited (“Qingyang”) with a total consideration of RMB 9.
     The acquisition is a combination of businesses under common control since the Company and the CNPC’s refinery and petrochemical businesses owned by Dayuan and Qingyang are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at historical cost to CNPC (net liabilities of RMB 183 at the effective date). The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and these refinery and petrochemical businesses have always been combined. The difference between RMB 9 payable and the net liabilities transferred from CNPC has been adjusted against equity.
     In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company’s acquisition of a 50% ownership interest in CNPC Exploration and Development Company Limited (“CNPC E&D”). CNPC E&D was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation (“CNODC”, wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into CNPC E&D and the Company contributed to CNPC E&D its wholly-owned subsidiary, PetroChina International Limited (“PTRI”), and cash amounting to approximately RMB 20,162, which is the difference between the cash contribution of RMB 20,741 payable by the Company according to the acquisition agreement and cash consideration of RMB 579 for PTRI receivable by the Company.
     The terms of the agreements grant the Company the right to appoint four of the seven directors of CNPC E&D and enable the Company to maintain effective control over CNPC E&D.
     Similar to the acquisition of the refinery and petrochemical businesses from CNPC described above, the investment in CNPC E&D and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under common control by CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and CNPC E&D have always been combined. The payment was made directly to CNPC E&D, therefore the difference between RMB 20,162 paid and the net assets of RMB 35,551 at the effective date acquired (including RMB 20,162 contributed by the Company and RMB 50 for the contributed paid-in capital by CNODC and its subsidiary) has been adjusted against equity.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
     (a) Basis of consolidation
     The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.
     Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Other than the business combination under common control for which the accounting policy is disclosed in Note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of subsidiary acquired, the difference is recognised directly in the consolidated profit and loss account. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
     For purposes of the presentation of the Company’s balance sheets, investments in subsidiaries are accounted for at cost.
     A listing of the Group’s principal subsidiaries is set out in Note 18.
     (b) Investments in associates
     Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method in the consolidated financial statements of the Group and are initially recognised at cost. Under this method the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition.
     For purpose of the presentation of the Company’s balance sheet, investments in associates are accounted for at cost.
     A listing of the Group’s principal associates is shown in Note 16.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (c) Investments in jointly controlled entities
     Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in joint ventures is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.
     A listing of the Group’s principal jointly controlled entities is shown in Note 16.
     (d) Transactions with minority interest
     The Group applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Gains and losses resulting from the disposals to minority interest are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulting from the purchase from minority interest, are recorded in equity.
     (e) Foreign currencies
     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC, and the functional currency of the Company and most of the consolidated subsidiaries is the RMB. For the majority of the overseas oil and gas exploration and production operations, the functional currency is United States Dollars. The consolidated financial statements and the balance sheet of the Company are presented in RMB which is the presentation currency of the Company and most of the consolidated subsidiaries.
     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at balance sheet date exchange rates; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit and loss account. Profit and loss account and cash flows of the Group’s entities that have a functional currency different from the Group’s presentation currency are translated into the Group’s presentation currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at balance sheet date. Currency translation differences are recognised in shareholders’ equity.
     The Group did not enter into material hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalised in any of the years presented.
     (f) Financial instruments
     Financial instruments carried at the balance sheet date include cash and cash equivalents, investments (including available-for-sale investments and time deposits), receivables, payables, lease obligations and borrowings. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.
     Derivatives are initially recognised at fair value on the date a derivative contract is entered into with subsequent changes in the fair value recognised in the consolidated profit and loss account. The Group did not hold any derivative financial instruments for hedging or risk management purposes in any of the years presented.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (g) Investments
     The Group classifies its investments into the following categories: at fair value through profit or loss, held-to-maturity, loans and receivables and available-for-sale.
     Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as investments at fair value through profit or loss and included in current assets. The Group did not hold any investments in this category in any of the years presented.
     Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; the Group did not hold any investments in this category in any of the years presented.
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months from the balance sheet date. These are classified as non-current assets. Loans and receivables are initially recorded at fair value and subsequently at amortised cost.
     Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any other categories; these are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.
     Regular purchases and sales of available-for-sale investments are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale investments are initially recognised at fair value plus transaction costs. Available-for-sale investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership in the investment. Available-for-sale investments are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale investments carried at cost are subject to review for impairment.
     (h) Property, plant and equipment
     Property, plant and equipment, including oil and gas properties (Note 3 (i)), are initially recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at a revalued amount. Revaluations are performed by independent qualified valuers periodically.
     In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where the carrying value differs from fair value.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier revaluations in respect of the same asset and are thereafter charged to the consolidated profit and loss account. All other decreases in valuation are charged to the consolidated profit and loss account. Any subsequent increases are credited to the consolidated profit and loss account up to the amount previously charged.
     Revaluation surpluses realised through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.
     Depreciation, to write off the cost or valuation of each asset, other than oil and gas properties (Note 3(i)), to their residual values over their estimated useful lives is calculated using the straight-line method.
     The Group uses the following useful lives for depreciation purposes:

Buildings	20 - 40 years
Plant and equipment	10 - 25 years
Motor vehicles	7 - 15 years
     No depreciation is provided for construction in progress until they are completed and ready for use.
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     Property, plant and equipment, including oil and gas properties (Note 3(i)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets.
     Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are recorded in the consolidated profit and loss account.
     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.
     (i) Oil and gas properties
     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review (Note 3(h)). For wells that are found to have economically viable reserves in areas where major capital expenditure would be required before production can begin, the related well costs remain capitalized only if additional drilling is under way or firmly planned. Otherwise the well costs are expensed as dry holes. The Group does not have any costs of unproved properties capitalised in oil and gas properties.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.
     The cost of oil and gas properties is amortised at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s oil and gas reserves estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses.
     (j) Intangible assets
     Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalised at historical cost and amortised using the straight-line method over their useful lives, generally over 10 years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (k) Leases
     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under finance leases are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the lease term.
     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed on a straight-line basis over the lease term. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms for use range up to 50 years.
     (l) Related parties
     Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.
     Transactions with related parties do not include those done in the ordinary course of business with terms consistently applied to all public and private entities and where there is no choice of supplier such as electricity, telecommunications, postal service and local government retirement funds.
     (m) Inventories
     Inventories are oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing cost. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.
     (n) Accounts receivable
     Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (o) Cash and cash equivalents
     Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.
     (p) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings, except for the portion eligible for capitalisation.
     Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
     (q) Taxation
     The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.
     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Currently enacted tax rates are used to determine deferred tax.
     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.
     The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of the operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 8), consumption tax, resource tax, urban construction tax, education surcharges and business tax.
     (r) Revenue recognition
     Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectibility of the related receivables is reasonably assured.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     The Group markets a portion of its natural gas production under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.
     (s) Provisions
     Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
     Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than the one due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.
     (t) Research and development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
     (u) Retirement benefit plans
     The Group contributes to various employee retirement benefit plans organised by Chinese municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The Chinese municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired Chinese employees of the Group. Contributions to these plans are charged to expense as incurred. The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in China or overseas other than the monthly contributions described above.
     (v) Share-based compensation – Share appreciation rights
     Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in employee compensation cost in the consolidated profit and loss account; the related liability is included in the salaries and welfare payable. The Group does not have any other share-based compensation.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (w) New accounting developments
     (1) New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
     The following new standard and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after May 1, 2006 or later periods but that the Group has not early adopted:
     • IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures
     IFRS 7 introduces new disclosures relating to financial instruments. The Group does not expect the standard to have any impact on the classification and valuation of the Group’s financial instruments.
     • IFRIC Interpretation 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)
     IFRIC Interpretation 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC Interpretation 10 from January 1, 2007, but it is not expected to have any impact on the consolidated financial statements.
     (2) Interpretations to existing standards that are not yet effective and not relevant for the Group’s operations
     The following interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after May 1, 2006 or later periods but are not relevant for the Group’s operations:
     • IFRIC Interpretation 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006)
     • IFRIC Interpretation 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group’s consolidated financial statements.
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation charges to the consolidated profit and loss account. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions. Changes to the Group’s estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net profit.
     (b) Estimated impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions may avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provisions are recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic life of oil and gas properties.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
5 TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 40.
6 PROFIT BEFORE TAXATION

	2006	2005
	RMB	RMB
Profit before taxation is arrived at after crediting and charging of the following items:
Crediting
Dividend income from available-for-sale investments	208	109
Reversal of provision for impairment of receivables	460	538
Reversal of impairment of available-for-sale investments	4	54
Reversal of write down in inventories	180	293

Charging
Amortisation on intangible and other assets	1,250	888
Auditors’ remuneration	140	50
Cost of inventories (approximates cost of goods sold) recognised as expense	341,456	257,957
Depreciation on property, plant and equipment, including impairment provision
- owned assets	58,669	49,198
- assets under finance leases	6	13
Impairment of available-for-sale investments	36	31
Provision for impairment of receivables	144	83
Interest expense (Note 9)	3,220	2,762
Loss on disposal of property, plant and equipment	1,753	2,026
Operating lease expenses	5,378	4,850
Repair and maintenance	9,233	7,880
Research and development expenses	4,260	3,195
Transportation expenses	17,872	13,707
Write down in inventories	320	154

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
7 EMPLOYEE COMPENSATION COSTS

	2006	2005
	RMB	RMB
Wages and salaries	26,629	19,351
Social security costs (i)	12,532	10,324

	39,161	29,675

(i)	Social security costs mainly represent contributions to funds for staff welfare organised by the PRC municipal and provincial governments including contribution to the retirement benefit plans (Note 34).
8 TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include RMB 28,914 for the year ended December 31, 2006 (2005: RMB Nil) of special levy which is paid or payable on the portion of income realised by petroleum exploration enterprises from the sales of domestic crude oil at prices higher than a specific level. This levy was imposed by the PRC government and became effective from March 26, 2006.
9 INTEREST EXPENSE

	2006	2005
	RMB	RMB
Interest on
Bank loans
- wholly repayable within five years	1,952	2,306
- not wholly repayable within five years	73	46
Other loans
- wholly repayable within five years	1,218	1,105
- not wholly repayable within five years	496	309
Finance leases	—	1
Accretion expense (Note 32)	796	60
Less: amounts capitalised	(1,315)	(1,065)

	3,220	2,762

     Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalised borrowings ranged from 5.265% to 5.832% (2005: 5.265%) per annum.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
10 EMOLUMENTS OF DIRECTORS AND SUPERVISORS
     Details of the emoluments of directors and supervisors for the years ended December 31, 2006 and 2005 are as follows:

	2006			2005
	Fee for	Salaries,
	directors	allowances	Contribution to
	and	and other	retirement
Name	supervisors	benefits	benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Chairman:
Mr. Chen Geng	—	770	27	797	790

Vice Chairman
Mr. Jiang Jiemin	—	695	27	722	625

Executive directors:
Mr. Su Shulin (ii)	—	657	27	684	686
Mr. Duan Wende	—	657	27	684	686

	—	1,314	54	1,368	1,372

Non-executive directors:
Mr. Zheng Hu	—	—	—	—	—
Mr. Zhou Jiping	—	—	—	—	—
Mr. Wang Yilin	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—
Mr. Gong Huazhang	—	—	—	—	—
Mr. Jiang Fan	—	444	17	461	33
Mr. Chee-chen Tung	275	—	—	275	275
Mr. Liu Hongru	279	—	—	279	274
Mr. Franco Bernabè	259	—	—	259	279
Mr. Ren Chuanjun (i)	—	—	—	—	—
Mr. Zou Haifeng (i)	—	—	—	—	283

	813	444	17	1,274	1,144

Supervisors:
Mr. Wang Fucheng	—	—	—	—	530
Mr. Wen Qingshan	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—
Mr. Xu Fengli	—	432	27	459	374
Mr. Qin Gang	—	282	13	295	—
Mr. Li Yongwu	330	—	—	330	12
Mr. Wu Zhipan	330	—	—	330	57
Mr. Li Kecheng (i)	—	—	—	—	—
Mr. Sun Chongren (i)	—	—	—	—	81
Mr. Zhang Youcai (i)	—	—	—	—	—

	660	714	40	1,414	1,054

	1,473	3,937	165	5,575	4,985

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

(i)	No longer a director or supervisor since November 8, 2005.

(ii)	No longer a director since November 24, 2006.

     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2006	2005
	Number	Number
RMB Nil – RMB 1	20	25

     Fee for directors and supervisors disclosed above included RMB 813 thousand (2005: RMB 828 thousand) paid to independent non-executive directors.
     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2006 (2005: nil).
     The five highest paid individuals in the Group for each of the two years ended December 31, 2006 and 2005 were also directors or supervisors and their emoluments are reflected in the analysis shown above.
     During 2006 and 2005, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.
     The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.
     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK $1.28 per share or approximately RMB 1.36 per share.
     As at December 31, 2006, none of the holders of the share appreciation rights had exercised the rights. The liability for the units awarded under the scheme has been calculated based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value, and amounted to approximately RMB 1,167 (2005: RMB 630) at December 31, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
11 TAXATION

	2006	2005
	RMB	RMB
Income tax	50,972	50,221
Deferred tax (Note 31)	(1,196)	3,959

	49,776	54,180

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2005: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.
     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the statutory tax rate in the PRC applicable to the Group as follows :

	2006	2005
	RMB	RMB
Profit before taxation	199,173	193,822

Tax calculated at a tax rate of 33%	65,727	63,961
Prior year tax return adjustment	243	364
Effect of preferential tax rate	(14,169)	(10,744)
Tax effect of income not subject to tax	(1,602)	(427)
Tax effect of expenses not deductible for tax purposes	2,466	1,026
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,512	—
Tax effect of temporary differences in relation to certain crude oil sales which no longer existed at year end	(4,401)	—

Tax charge	49,776	54,180

12 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
     The profit attributable to equity holders of the Company is dealt with in the consolidated financial statements of the Company to the extent of RMB 142,224 (2005: RMB 133,362) for the year ended December 31, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
13 BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.
     Basic and diluted earnings per share for the year ended December 31, 2005 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 176,770 million shares issued and outstanding for the year.
     There are no potential dilutive ordinary shares.
14 DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

	2006	2005
	RMB	RMB
Final dividends attributable to equity holders of the Company for 2004 (Note (i))	—	25,936
Interim dividends attributable to equity holders of the Company for 2005 (Note (ii))	—	27,731
Final dividends attributable to equity holders of the Company for 2005 (Note (iii))	32,282	—
Interim dividends attributable to equity holders of the Company for 2006 (Note (iv))	36,307	—

	68,589	53,667

(i)	Final dividends attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936 were paid on June 10, 2005, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(ii)	Interim dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.157719 per share amounting to a total of RMB 27,731 were paid on September 30, 2005, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2005.

(iii)	Final dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 per share amounting to a total of RMB 32,282 were paid on June 9, 2006, and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

(iv)	Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.202806 per share amounting to a total of RMB 36,307 were paid on September 26, 2006 and were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006.

(v)	At the meeting on March 19, 2007, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 per share amounting to a total of RMB 27,694. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2007 when approved at the forthcoming annual general meeting.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
15 PROPERTY, PLANT AND EQUIPMENT
     Group

		Oil	Plant
Year Ended		and Gas	and	Motor		Construction
December 31, 2005	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation	64,824	428,577	250,840	9,397	6,705	39,137	799,480
At beginning of the year Additions	1,394	14,308	1,292	1,744	122	119,199	138,059
Transfers	7,661	67,223	27,451	—	362	(102,697)	—
Disposals or write off	(714)	(11,817)	(2,152)	(286)	(95)	—	(15,064)
Currency translation differences	(32)	(659)	(67)	(26)	(43)	(42)	(869)

At end of the year	73,133	497,632	277,364	10,829	7,051	55,597	921,606

Accumulated depreciation and impairment
At beginning of the year	(12,905)	(180,926)	(112,000)	(4,810)	(3,025)	(202)	(313,868)
Charge for the year	(3,454)	(25,819)	(18,234)	(955)	(749)	—	(49,211)
Disposals or write off	329	3,054	1,279	200	76	104	5,042
Currency translation differences	1	275	23	10	12	—	321

At end of the year	(16,029)	(203,416)	(128,932)	(5,555)	(3,686)	(98)	(357,716)

Net book value
At end of the year	57,104	294,216	148,432	5,274	3,365	55,499	563,890

Analysis of cost or valuation
At valuation (i)	22,574	192,643	155,347	2,625	1,261	—	374,450
At cost (ii)	50,559	304,989	122,017	8,204	5,790	55,597	547,156

	73,133	497,632	277,364	10,829	7,051	55,597	921,606

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	52,779	289,820	131,411	4,787	2,810	55,499	537,106

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Group (continued)

		Oil	Plant
Year Ended		and Gas	and	Motor		Construction
December 31, 2006	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	73,133	497,632	277,364	10,829	7,051	55,597	921,606
Additions	516	4,080	656	1,597	20	145,361	152,230
Transfers	7,156	85,178	33,621	—	989	(126,944)	—
Disposals or write off	(723)	(11,420)	(3,756)	(297)	(102)	—	(16,298)
Currency translation differences	61	(149)	(50)	(17)	18	(122)	(259)

At end of the year	80,143	575,321	307,835	12,112	7,976	73,892	1,057,279

Accumulated depreciation and impairment

At beginning of the year	(16,029)	(203,416)	(128,932)	(5,555)	(3,686)	(98)	(357,716)
Charge for the year	(3,643)	(31,540)	(21,431)	(1,107)	(755)	(199)	(58,675)
Disposals or write off	418	1,186	2,544	126	67	—	4,341
Currency translation differences	(19)	93	35	6	(7)	—	108

At end of the year	(19,273)	(233,677)	(147,784)	(6,530)	(4,381)	(297)	(411,942)

Net book value
At end of the year	60,870	341,644	160,051	5,582	3,595	73,595	645,337

Analysis of cost or valuation
At valuation (i)	21,851	497,971	151,591	2,328	1,159	—	674,900
At cost (ii)	58,292	77,350	156,244	9,784	6,817	73,892	382,379

	80,143	575,321	307,835	12,112	7,976	73,892	1,057,279

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	57,204	338,007	145,571	5,171	3,120	73,595	622,668

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Company

		Oil	Plant
Year Ended		and Gas	and	Motor		Construction
December 31, 2005	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	44,615	274,742	201,119	5,517	5,055	25,579	556,627
Additions	1,381	8,641	4,121	1,211	36	91,904	107,294
Transfers	5,995	49,836	16,659	—	292	(72,782)	—
Disposals or write off	(485)	(10,054)	(1,757)	(272)	(60)	—	(12,628)

At end of the year	51,506	323,165	220,142	6,456	5,323	44,701	651,293

Accumulated depreciation and impairment
At beginning of the year	(10,184)	(115,261)	(89,454)	(3,114)	(1,987)	(189)	(220,189)
Charge for the year	(2,042)	(17,686)	(14,718)	(596)	(428)	—	(35,470)
Disposals or write off	125	2,654	1,122	189	48	104	4,242

At end of the year	(12,101)	(130,293)	(103,050)	(3,521)	(2,367)	(85)	(251,417)

Net book value

At end of the year	39,405	192,872	117,092	2,935	2,956	44,616	399,876

Analysis of cost or valuation
At valuation (i)	15,653	105,475	126,385	1,739	1,261	—	250,513
At cost (ii)	35,853	217,690	93,757	4,717	4,062	44,701	400,780

	51,506	323,165	220,142	6,456	5,323	44,701	651,293

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	37,962	186,148	100,937	2,648	2,365	44,616	374,676

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Company (continued)

		Oil	Plant
Year Ended		and Gas	and	Motor		Construction
December 31, 2006	Buildings	Property	Equipment	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	51,506	323,165	220,142	6,456	5,323	44,701	651,293
Transfer from subsidiares	291	—	6,341	59	58	201	6,950

Additions	311	3,582	576	1,034	8	110,273	115,784
Transfers	2,993	61,837	28,362	—	398	(93,590)	—
Disposals or write off	(668)	(9,081)	(3,140)	(243)	(97)	—	(13,229)

At end of the year	54,433	379,503	252,281	7,306	5,690	61,585	760,798

Accumulated depreciation and impairment

At beginning of the year	(12,101)	(130,293)	(103,050)	(3,521)	(2,367)	(85)	(251,417)
Transfer from subsidiares	(71)	—	(3,213)	(24)	(43)	—	(3,351)

Charge for the year	(2,919)	(21,859)	(16,467)	(658)	(255)	(167)	(42,325)
Disposals or write off	407	87	2,330	113	65	—	3,002

At end of the year	(14,684)	(152,065)	(120,400)	(4,090)	(2,600)	(252)	(294,091)

Net book value

At end of the year	39,749	227,438	131,881	3,216	3,090	61,333	466,707

Analysis of cost or valuation

At valuation (i)	14,985	323,850	123,245	1,496	1,164	—	464,740
At cost (ii)	39,448	55,653	129,036	5,810	4,526	61,585	296,058

	54,433	379,503	252,281	7,306	5,690	61,585	760,798

Carrying value of the property, plant and equipment had they been stated at cost less accumulated depreciation	38,532	221,804	118,135	2,972	2,584	61,333	445,360

(i)	Amount for which revaluations have been undertaken by independent valuers.

(ii)	Cost of property, plant and equipment acquired or constructed since the applicable revaluation.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     The additions of oil and gas properties of the Group for the year ended December 31, 2006 included RMB 3,589 (2005: RMB13,258) relating to the asset retirement obligations recognised during the year (Note 32).
     The depreciation charge of the Group for the year ended December 31, 2006 included RMB 2,642 (2005: RMB 3,019) relating to impairment provision for property, plant and equipment. Of this amount, RMB 908 (2005: RMB 1,955) was related to the Chemicals and Marketing segment, RMB 1,734 (2005: RMB 372) related to the Refining and Marketing segment and RMB Nil (2005: RMB 692) related to the Exploration and Production segment.
     Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group can be analysed by the following categories of lease terms:

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Short-term lease (less than 10 years)	363	336	360	333
Medium-term lease (10 to 50 years)	60,507	56,768	39,389	39,072

	60,870	57,104	39,749	39,405

     Substantially all the buildings of the Group are located in the PRC.
     The net book values of property, plant and equipment under finance leases at the end of the years were as follows:

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Exploration and Production	45	45	45	45
Refining and Marketing	—	—	—	—
Chemicals and Marketing	—	—	—	—
Accumulated depreciation	(18)	(12)	(18)	(12)
	27	33	27	33

     Finance leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.
     The following table indicates the changes to the Group’s exploratory well costs, which are included in construction in progress, for the years ended December 31, 2006 and 2005.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

	2006	2005
	RMB	RMB
Beginning balance at January 1	8,296	5,751
Additions to capitalised exploratory well costs pending the determination of proved reserves	19,076	16,181
Reclassified to wells, facilities, and equipment based on the determination of proved reserves	(8,880)	(7,089)
Capitalised exploratory well costs charged to expense	(9,494)	(6,547)

Ending balance at December 31	8,998	8,296

Number of wells at year end	869	993

     The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

	December	December
	31, 2006	31, 2005
	RMB	RMB
One year or less	8,359	8,023
Over one year	639	273

Balance at December 31	8,998	8,296

     RMB 639 at December 31, 2006 for capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.
     In 2006, cash payments of RMB 26,052 (2005: RMB 25,099) had been incurred in connection with exploration activities, including RMB 9,328 (2005: RMB 9,019) related to operating activities and RMB16,724 (2005: RMB16,080) related to investing activities.
     A valuation of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement costs basis.
     The 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.
     As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.
     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.
     As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.
     Bank borrowings are secured on property, plant and equipment with a net book value of RMB 39 (2005: RMB 75) at December 31, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
16 INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
     The Group’s interest in its principal associates and jointly controlled entities (all of which are unlisted), together with its share of their respective assets, liabilities, revenues, and profits, were as follows:

	Country of					Interest	Type of
Name	Incorporation	Assets	Liabilities	Revenues	Profits	Held %	Share
At December 31, 2006
DalianWest Pacific Petrochemicai Co., Ltd.	PRC	3,410	2,608	10,188	6	28.4	ordinary
ChinaMarine Bunker (Petrochina) Co.,Ltd)	PRC	3,388	2,098	19,003	139	50.0	ordinary
PetroKazakhstan Inc.	Canada	22,642	1,240	144	43	67.0	ordinary
Other		26,995	17,533	40,903	2,089	20.0-70.0	ordinary

		56,435	23,479	70,238	2,277

At December 31, 2005
Dalian West Pacific Petrochemical Co., Ltd.	PRC	3,114	2,233	8,563	135	28.4	ordinary

China Marine Bunker (PetroChina) Co., Ltd.	PRC	3,210	2,098	14,021	127	50.0	ordinary

Other		19,832	9,447	30,579	2,139	20.0-70.0	ordinary

		26,156	13,778	53,163	2,401

     Dividends received and receivable from associates and jointly controlled entities were RMB 1,730 (2005: RMB 634) in 2006.
     In 2006, investments in associates and jointly controlled entities of RMB 59 (2005: RMB 1,104) were disposed of with a profit of RMB 10 (2005: Loss of RMB 2) incurred.
     The Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited, a subsidiary of CNPC, effective on December 28, 2006 for RMB 21,376. The revenue and profit discolosed in the table above represents the Group’s share of PetoKazakhstan Inc.’s revenue and profit for the period from December 28, 2006 to December 31, 2006. Pursuant to the shareholders’ agreement in relation to the acquistion of PetroKazakhstan Inc.,each shareholder has a veto right relating to certain financial and operating decisions, and is therefore considered as having joint control over PetroKazakhstan Inc.. In accordance with the Group’s accounting policy, the Group accounts for its investment in PetroKazakhstan Inc., using the equity method of accounting from December 28, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
17 AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Unlisted available-for-sale investments	2,562	1,907	1,510	1,638
Less: Impairment provision	(508)	(677)	(499)	(665)

	2,054	1,230	1,011	973

     Available-for-sale investments comprise principally unlisted equity securities.
     Dividend income from available-for-sale investments amounted to RMB 208 (2005: RMB 109) in 2006.
     In 2006, available-for-sale investments of RMB 1 (2005: RMB 1,003) were disposed of with a profit of RMB 3 (2005: loss of RMB 27) incurred.
18 SUBSIDIARIES
     The principal subsidiaries of the Company are:

		Paid-up	Type of	Attributable
	Country of	Capital	Legal	Equity
Company Name	Incorporation	RMB	Entity	Interest %	Principal Activities
* Daqing Oilfield Company Limited	PRC	47,500	j	100.00	Exploration, production and sale of crude oil and natural gas; production and sale of refined products

* Jinzhou Petrochemical Company Limited (i)	PRC	788	y	98.92	Production and sale of oil and chemical products

* Jilin Chemical Industrial Company Limited (ii)	PRC	3,561	y	99.61	Production and sale of chemical products

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	f	88.16	Exploration and production and sale of crude oil and natural gas

* Liaohe Jinma Oilfield Company Limited (iii)	PRC	1,100	y	99.49	Exploration, production, transportation and sale of crude oil and natural gas

* CNPC Exploration and Development Company Limited	PRC	100	f	50.00	Exploration and production and sale of crude oil and natural gas outside of the PRC

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

f	— Limited liability company.

y	— Joint stock company with limited liability.

*	— Subsidiaries directly held by the Company as of December 31, 2006.

(i)	Pursuant to the resolution passed at the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited (“JPCL”) from minority shareholders at RMB 4.25 per share. As at December 31, 2006, the Company had paid a total cash consideration of RMB 602 and acquired 141,497,463 A shares, representing approximately 17.97% of the total issued shares of JPCL. Upon this acquisition, the Company owns 98.92% of the outstanding shares of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, JPCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

(ii)	Pursuant to the resolution passed by the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all the 200,000,000 outstanding A shares and 964,778,000 H shares (including American Depositary Shares (“ADSs”)) of Jilin Chemical Industrial Company Limited (“JCIC”) from minority shareholders at RMB 5.25 per A share and HK$ 2.80 per H share respectively. As at December 31, 2006, the Company had paid a total cash consideration of RMB 3,799 and acquired 189,357,726 A shares and 961,495,999 H shares (including ADS), representing approximately 32.32% of the total issued shares of JCIC. Upon this acquisition, the Company owns 99.61% of the outstanding shares of JCIC. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. JCIC was delisted from the Stock Exchange of Hong Kong Limited and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively. As approved by China Securities Regulatory Commission, JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

(iii)	Pursuant to the resolution passed by the Board of Directors’ meeting held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited (“LJOCL”) from minority shareholders at RMB 8.80 per share. As at December 31, 2006, the Company had paid a total cash consideration of RMB 1,713 and acquired 194,360,943 A shares, representing approximately 17.67% of the total issued shares of LJOCL. Upon this acquisition, the Company owns 99.49% of the outstanding shares of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

The acquisitions of interests from minority shareholders of the above non-wholly owned principal subsidiaries and another non-wholly owned subsidiary in the year ended December 31, 2006 resulted in a total adjustment to equity of RMB 2,156 (2005: RMB 1,438).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
19 ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Land use rights	12,184	9,786	9,069	7,000
Advance lease payments	8,284	6,449	6,707	4,933

	20,468	16,235	15,776	11,933

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease periods using the straight-line method.
20 INTANGIBLE AND OTHER ASSETS
     Group

	December 31, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	Amortisation	Net	Cost	Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	2,325	(1,109)	1,216	2,166	(1,140)	1,026
Technical know-how	276	(103)	173	325	(209)	116
Other	3,369	(1,041)	2,328	2,664	(684)	1,980

Intangible assets	5,970	(2,253)	3,717	5,155	(2,033)	3,122

Other assets			2,910			1,889

			6,627			5,011

     Company

	December 31, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	Amortisation	Net	Cost	Amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	1,793	(691)	1,102	1,505	(810)	695
Technical know-how	144	(29)	115	101	(15)	86
Other	2,747	(846)	1,901	2,109	(502)	1,607

Intangible assets	4,684	(1,566)	3,118	3,715	(1,327)	2,388

Other assets			2,502			1,595

			5,620			3,983

     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how are amounts attributable to operational technology acquired in connection with purchase of equipment. The costs of technical know-how are included as part of the purchase price and are distinguishable.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
21 INVENTORIES

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Crude oil and other raw materials	24,143	22,396	16,964	17,888
Work in progress	5,493	5,933	5,156	5,157
Finished goods	47,263	35,131	38,578	28,880

Spare parts and consumables	41	43	32	32

	76,940	63,503	60,730	51,957
Less: Write down in inventories	(902)	(770)	(460)	(419)

	76,038	62,733	60,270	51,538

     Inventories of the Group carried at net realisable value amounted to RMB 3,415 (2005: RMB 2,236) at December 31, 2006.
22 ACCOUNTS RECEIVABLE

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Accounts receivable due from third parties	9,498	6,483	2,333	3,209
Accounts receivable due from related parties	2,247	2,145	1,847	1,465
Less: Provision for impairment of receivables	(3,257)	(3,998)	(2,606)	(3,203)

	8,488	4,630	1,574	1,471

     Amounts due from related parties are interest free and unsecured (Note 39).
     The aging analysis of accounts receivable at December 31, 2006 and December 31, 2005 is as follows:

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Within 1 year	8,299	4,280	1,432	1,276
Between 1 to 2 years	33	70	32	41
Between 2 to 3 years	59	46	37	36

Over 3 years	3,354	4,232	2,679	3,321

	11,745	8,628	4,180	4,674

     The Group offers its customers credit terms up to 180 days, except for certain selected customers.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
23 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Other receivables	7,083	9,404	4,957	5,420
Amounts due from related parties
- Subsidiaries	—	—	7,890	14,689
- Other	15,925	13,524	9,223	8,270
Less: Provision for impairment	(6,506)	(6,814)	(3,960)	(4,197)

	16,502	16,114	18,110	24,182
Advances to suppliers	6,087	5,819	3,485	4,492
Prepaid expenses	326	279	190	195
Other current assets	366	461	267	390

	23,281	22,673	22,052	29,259

     Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.
     Except for loans to related parties (Note 39(g)), amounts due from related parties are interest free, unsecured and with no fixed terms of repayment.
24 NOTES RECEIVABLE
     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.
25 INVESTMENTS IN COLLATERALISED LOANS
     Securities, in the form of loans collateralised by principally PRC government bonds, purchased by the Group are recorded as investments in collateralised loans. These securities have terms ranging from 3 days to 182 days. The difference between the purchase price and the amount that the Group is expected to receive upon the maturity of these securities is accounted for as interest income and accrued over the lives of the corresponding securities using the effective yield method. Investments in collateralised loans are accounted for as collateralised financing transactions and are recorded at their contractual amounts plus interest accrued.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
26 CASH AND CASH EQUIVALENTS
     The weighted average effective interest rate on bank deposits was 1.95% (2005: 1.97%) for the year ended December 31, 2006.
27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Trade payable	22,490	13,749	10,529	8,462
Advances from customers	9,310	7,698	6,980	6,347
Salaries and welfare payable	8,844	7,353	7,634	6,020
Accrued expenses	10	4	9	—
Dividends payable by subsidiaries to minority shareholders	60	93	—	—
Interest payable	3	27	3	26
Construction fee and equipment cost payables	28,349	16,420	21,390	13,119
One-time employee housing remedial payment payable	933	1,174	933	1,174
Other payables	14,910	12,158	11,252	11,250
Amounts due to related parties
-Subsidiaries	—	—	30,428	39,590
-Other	35,273	41,082	30,842	27,245

	120,182	99,758	120,000	113,233

     Other payables consist primarily of customer deposits.
     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment (Note 39).
     The aging analysis of trade payable at December 31, 2006 and December 31, 2005 is as follows:

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Within 1 year	19,994	12,876	9,514	7,914
Between 1 to 2 years	1,966	434	595	244
Between 2 to 3 years	196	85	144	51
Over 3 years	334	354	276	253

	22,490	13,749	10,529	8,462

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
28 BORROWINGS
(a) Short-term borrowings

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB

Bank loans
- secured	23	34	—	6
- unsecured	14,812	12,753	10,611	10,870
Loans from fellow CNPC subsidiary	320	520	—	120
Other	1	57	1	53

	15,156	13,364	10,612	11,049

Current portion of long-term borrowings	20,607	15,325	17,064	11,287

	35,763	28,689	27,676	22,336

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
(b) Long-term borrowings

		Group		Company
	Interest Rates and	December	December	December	December
	Final Maturities	31, 2006	31, 2005	31, 2006	31, 2005
		RMB	RMB	RMB	RMB
Renminbi — denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Majority floating interest rates ranging from 5.18% to 6.16% per annum as of December 31, 2006, with maturities through 2022	8,390	9,778	6,600	9,571

Bank loans for working capital	Floating interest rate at 5.18% per annum as of December 31, 2006, with maturities through 2007	6,000	6,030	6,000	6,000

Loans from fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.46% to 5.18% per annum as of December 31, 2006, with maturities through 2032	16,782	16,462	16,782	16,462

Working capital loans from fellow CNPC subsidiary	Majority floating interest rates at 4.61% per annum as of December 31, 2006, with maturities through 2008	4,130	4,335	4,130	4,330
Working capital loans	Fixed interest rates at 6.32% per annum with no fixed repayment term	5	5	5	5

Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 4.50% per annum with maturities through 2007	1,365	1,350	1,365	1,350

Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum with mmmaturities through 2013	3,523	1,500	3,523	1,500

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

		Group		Company
	Interest Rates and	December	December	December	December
	Final Maturities	31, 2006	31, 2005	31, 2006	31, 2005
		RMB	RMB	RMB	RMB
US Dollar - denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from free to 9.00% per annum with maturities through 2038	969	1,404	444	424

Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from 4.72% to 6.17% per annum as of December 31, 2006, with maturities through 2014	3,589	6,751	597	674

Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.40% to LIBOR plus 5.00% per annum as of December 31, 2006 with maturities through 2008	1,326	1,362	—	—

Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.55% per annum as of December 31, 2006, with maturities through 2009	1,368	1,614	—	—

Loans from fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR minus 0.25% to LIBOR plus 0.50% per annum as of December 31, 2006, with maturities through 2020	4,481	2,852	4,481	2,852

Loans from fellow CNPC subsidiary for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2006, with maturities through 2006	—	593	—	—

Loans from fellow CNPC subsidiary for working capital	Floating interest rates ranging from LIBOR plus 0.50% to LIBOR plus 0.69% per annum as of December 31, 2006, with maturities through 2008	1,471	2,557	—	—

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

		Group		Company
	Interest Rates and	December	December	December	December
	Final Maturities	31, 2006	31, 2005	31, 2006	31, 2005
		RMB	RMB	RMB	RMB
Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum with maturities through 2022	462	509	462	509

Loans for working capital	Floating interest rate at LIBOR plus 0.35% per annum as of December 31, 2006, with maturities through 2008	650	668	—	—

Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum with maturities through 2019	353	347	—	—

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum with maturities through 2011	817	844	—	—

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 15.00% per annum with maturities through 2008	179	292	—	—

Japanese Yen –denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.42% to 5.30% per annum with maturities through 2010	75	226	34	134

Euro – denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum with maturities through 2023	257	256	257	93

British Pound – denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.85% per annum with maturities through 2007	49	160	49	160

Total long-term borrowings		56,241	59,895	44,729	44,064

Less: Current portion of long- term borrowings		(20,607)	(15,325)	(17,064)	(11,287)

		35,634	44,570	27,665	32,777

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB 68 (2005: RMB 110) at December 31, 2006.
     Borrowings of RMB 597 (2005: RMB 674) were guaranteed by CNPC and its subsidiaries at December 31, 2006.
     The Group’s borrowings include secured liabilities (bank borrowings) totalling RMB 359 (2005: RMB 1,108) at December 31, 2006. These bank borrowings are secured mostly over certain of the Group’s properties and time deposits with maturities over one year.

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Total borrowings:
- interest free	68	110	—	—
- at fixed rates	20,850	19,640	16,706	14,948
- at floating rates	50,479	53,509	38,635	40,165

	71,397	73,259	55,341	55,113

Weighted average effective interest rates:

- bank loans	5.51%	5.26%	5.25%	5.03%
- loans from fellow CNPC subsidiary	4.98%	4.90%	4.92%	4.85%
- other loans	3.93%	3.38%	1.53%	1.58%
- corporate debentures	5.04%	5.86%	4.08%	4.30%

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     The carrying amounts and fair values of long-term borrowings are as follows:

	Group		Company
	Carrying Amounts
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Bank loans	22,023	27,581	13,981	17,056
Loans from fellow CNPC subsidiary	26,864	26,799	25,393	23,644
Corporate debentures	6,237	4,333	4,888	2,850
Other	1,117	1,182	467	514

	56,241	59,895	44,729	44,064

	Group		Company
	Fair Values
	December	December	December	December
	31,2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Bank loans	21,858	27,397	13,839	17,060
Loans from fellow CNPC subsidiary	26,861	26,795	25,389	23,640
Corporate debentures	5,852	4,173	4,449	2,664
Other	997	1,049	347	381

	55,568	59,414	44,024	43,745

     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.53% to 6.54% per annum (2005: 0.13% to 7.45%) as of December 31, 2006 depending on the type of the borrowings. The carrying amounts of short-term borrowings approximate their fair value.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Maturities of long-term borrowings at the dates indicated below are as follows:

	Group		Company
Bank loans	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Within one year	11,575	5,378	9,081	3,512
Between one to two years	6,781	11,009	3,765	9,042
Between two to five years	1,415	10,417	527	4,111
After five years	2,252	777	608	391

	22,023	27,581	13,981	17,056

	Group		Company
Loans other than bank loans	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Within one year	9,032	9,947	7,983	7,775
Between one to two years	5,016	7,364	3,782	6,381
Between two to five years	9,034	4,525	8,253	3,739
After five years	11,136	10,478	10,730	9,113

	34,218	32,314	30,748	27,008

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
29 SHARE CAPITAL

	Group and Company
	December	December
	31, 2006	31, 2005
	RMB	RMB
Registered, issued and fully paid:

State-owned shares	157,922	157,922
H shares	21,099	21,099

	179,021	179,021

Number of shares of the Company (millions)	2006	2005
Beginning balance	179,021	175,824
Issue of shares	—	3,197

Ending balance	179,021	179,021

     In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 per share.
     On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.
     Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.
     In September 2005, the Company issued 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.
     Shareholders’ rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC Government and regulatory authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
30 RESERVES

	Group		Company
	2006	2005	2006	2005
	RMB	RMB	RMB	RMB
Revaluation Reserve
Beginning balance	79,946	79,946	79,946	79,946

Ending balance	79,946	79,946	79,946	79,946

Capital Reserve
Beginning balance	(8,881)	(25,376)	(11,508)	(28,003)
Issue of shares (Note 29)	—	16,495	—	16,495

Ending balance	(8,881)	(8,881)	(11,508)	(11,508)

Statutory Common Reserve Fund (Note a)
Beginning balance	48,736	36,071	41,301	28,636
Transfer from retained earnings	13,355	12,665	13,355	12,665
Transfer from Statutory Common Welfare Fund	27,837	—	24,172	—

Ending balance	89,928	48,736	78,828	41,301
Statutory Common Welfare Fund (Note b)
Beginning balance	27,837	21,504	24,172	17,839
Transfer from retained earnings	—	6,333	—	6,333
Transfer to Statutory Common Reserve Fund	(27,837)	—	(24,172)	—

Ending balance	—	27,837	—	24,172

Currency translation differences
Beginning balance	(379)	(111)	—	—
Currency translation adjustments	(191)	(268)	—	—

Ending balance	(570)	(379)	—	—

Other Reserves
Beginning balance	(14,703)	(3,200)	(4,703)	(3,256)
Payment to CNPC for the acquisition of the refinery and petrochemical business	—	(9)	—	(9)

Purchase from minority interest of subsidiaries (Note 18)	(2,156)	(1,438)	(2,156)	(1,438)
Paid-in capital to CNPC E&D (Note 2)	—	(10,056)	—	—

Ending balance	(16,859)	(14,703)	(6,859)	(4,703)

	143,564	132,556	140,407	129,208

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (a) Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may be ceased when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.
     The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders’ general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issue is not less than 25% of the Company’s registered capital.
     (b) Pursuant to the Company Law of the PRC revised on October 27, 2005 and carried out as of January 1, 2006, the Company is required to cease to draw the statutory common welfare from January 1, 2006. In accordance with the Circular on Accounting Treatment Following the Implementation of “Company Law” issued by the Ministry of Finance of the PRC on March 15, 2006, the Company transferred the statutory common welfare fund balance as at the December 31, 2005 into Reserve Fund.
     (c) According to the Company’s Articles of Association, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2006, the Company’s distributable reserve amounted to RMB 205,379 million which was computed under IFRS.
     (d) As of December 31, 2006, revaluation surpluses realised through the depreciation or disposal of revalued assets amounted to approximately RMB 57,832 (2005: RMB 53,717).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
31 DEFERRED TAXATION
     Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33%.
     The movements in the deferred taxation account are as follows:

	Group		Company
	2006	2005	2006	2005
	RMB	RMB	RMB	RMB
At beginning of the year	20,759	16,902	9,125	7,489
Transfer to profit and loss account (Note 11)	(1,196)	3,959	(2,645)	1,636
Currency translation difference	20	(102)	—	—

At end of the year	19,583	20,759	6,480	9,125

     Deferred tax balances are attributable to the following items:

	Group		Company
	December	December	December	December
	31, 2006	31, 2005	31, 2006	31, 2005
	RMB	RMB	RMB	RMB
Deferred tax assets:
Current:
Provisions, primarily for receivables and inventories	7,107	4,767	4,684	3,641
Tax losses of subsidiaries	2,175	1,014	—	—

Non current:
Shut down of manufacturing assets and impairment of long-term assets	4,342	4,022	3,498	3,524
Other	457	796	410	449

Total deferred tax assets	14,081	10,599	8,592	7,614

Deferred tax liabilities:
Current:
Sales	—	4,401	—	4,401
Non current:
Accelerated tax depreciation	33,398	26,615	14,877	12,116
Other	266	342	195	222

Total deferred tax liabilities	33,664	31,358	15,072	16,739

Net deferred tax liabilities	19,583	20,759	6,480	9,125

     There were no material unrecognised tax losses at December 31, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
32 ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2006	2005	2006	2005
	RMB	RMB	RMB	RMB
At beginning of the year	14,187	919	8,068	—
Liabilities incurred	3,589	13,258	2,863	8,068
Liabilities settled	(105)	(1)	(99)	—
Accretion expense (Note 9)	796	60	437	—
Currency translation differences	14	(49)	—	—

At end of the year	18,481	14,187	11,269	8,068

     Asset retirement obligations are in relation to oil and gas properties (Note 15).
     Before the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities in 2005, the Group was neither legally obligated to, nor was the Group under any constructive obligations to take any abandonment measures for its retired oil and gas properties located in China. For safety purposes, the Group performed capping or plugging on certain wells, which were considered to be in areas with extensive human use at the time of the abandonment.
     In 2005, the Group established standard abandonment procedures, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration, in response to the issuance of two provincial regulations which set forth specific abandonment and disposal processes for oil and gas exploration and production activities. As a result of this change in legal requirements as well as the Group’s practice in China, the Group became legally obligated to take abandonment measures for its retired oil and gas properties located in the two provinces where the new regulations were enacted and is constructively obligated to take abandonment measures for its retired oil and gas properties located in all other provinces in China.
     The Group does not have any assets that are legally restricted for purposes of setting asset retirement obligations.
     The 2005 opening balance represented the obligation recognised by CNPC E&D, acquired by the Company through a business combination under common control (Note 2).

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
33 CASH FLOWS FROM OPERATING ACTIVITIES

	Notes	2006	2005
		RMB	RMB
Profit for the year		149,397	139,642
Adjustments for:
Taxation	11	49,776	54,180
Depreciation, depletion and amortisation		61,388	51,305
Dry hole costs	15	9,494	6,547
Share of profit of associates and jointly controlled entities		(2,277)	(2,401)
Reversal of provision for impairment of receivables, net	6	(316)	(455)
Write down in inventories, net	6	140	(139)
Impairment of available-for-sale investments, net	6	32	(23)
Loss on disposal of property, plant and equipment	6	1,753	2,026
(Profit)/Loss on disposal of associates and jointly controlled entities	16	(10)	2
(Profit)/Loss on disposal of available-for-sale investment	17	(3)	27
Loss on disposal of intangible and other assets		192	106
Dividend income	17	(208)	(109)
Interest income		(2,066)	(1,924)
Interest expense	9	3,220	2,762
Advance payments on long-term operating leases		(5,694)	(5,170)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets		(3,115)	165
Inventories		(13,445)	(15,896)
Accounts payable and accrued liabilities		5,346	22,089

CASH GENERATED FROM OPERATIONS		253,604	252,734
Interest received		1,993	1,917
Interest paid		(3,700)	(3,628)
Income taxes paid		(53,795)	(47,138)

NET CASH PROVIDED BY OPERATING ACTIVITIES		198,102	203,885

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
34 PENSIONS
     The Group participates in various employee retirement benefit plans organised by the PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees’ basic salary for the relevant periods. Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2006 were RMB 4,645 (2005: RMB 3,104).
35 FINANCIAL INSTRUMENTS
     The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group’s operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group’s senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group’s treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.
     (a) Credit risk
     The carrying amounts of accounts receivable included in the balance sheet represent the Group’s maximum exposure to credit risk in relation to its financial assets. Majority of cash and time deposits are placed with state-owned banks and financial institutions. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (b) Interest rate risk
     The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, are included in Note 28.
     (c) Foreign exchange rate risk
     From July 21, 2005, the PRC government reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated subsidiaries, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group’s turnover, but the cost for acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group’s turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (d) Commodity price risk
     The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group’s financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2007 and thereafter.
     (e) Fair values
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, short-term investments (comprising investments in collaterialised loans and time deposits with maturities over three months but within one year), accounts receivable and trade payable, other receivables and payables, lease obligations, short-term borrowings and floating rate long-term borrowings. The fair value of the fixed rate long-term borrowings is likely to be different from their carrying amounts. As the majority of the borrowings are at floating rates, the fair value of these borrowings approximate their carrying amounts. Analysis of the fair value and carrying amounts of long-term borrowings are presented in Note 28.
36 CONTINGENT LIABILITIES
     (a) Bank and other guarantees
     At December 31, 2006, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited (“CP Finance”), a subsidiary of CNPC, and a State-controlled bank from which it is anticipated that no material liabilities will arise.

	December	December
	31, 2006	31, 2005
	RMB	RMB
Guarantee of borrowings of associates from CP Finance	162	187
Guarantee of borrowings of third party from a State-controlled bank	41	—

	203	187

     (b) Environmental liabilities
     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The investigation into the accident was completed by the PRC Government in December 2006. Based on the results of the investigation, the Company paid a fine of RMB 1 in settlement of all liability related to the accident.
     (c) Legal contingencies
     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (d) Leasing of roads, land and buildings
     According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:
     • CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;
     • CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and
     • CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.
     As at December 31, 2006, CNPC had obtained formal land use right certificates in relation to 27,494 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the operating results or the financial position of the Group.
     (e) Group insurance
     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
37 COMMITMENTS
     (a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2006 and 2005 under non-cancellable operating leases are as follows:

	December	December
	31, 2006	31, 2005
	RMB	RMB
First year	3,099	3,208
Second year	2,749	2,595
Third year	2,714	2,558
Fourth year	3,040	2,437
Fifth year	3,102	2,926
Thereafter	80,076	81,266

	94,780	94,990

     (b) Capital commitments

	December	December
	31, 2006	31, 2005
	RMB	RMB
Contracted but not provided for
Oil and gas properties	273	847
Plant and equipment	8,658	12,496
Other	262	22

	9,193	13,365

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (c) Long-term natural gas supply commitments
     The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC State Development and Reform Commission at the time of deliveries.
     At December 31, 2006 and December 31, 2005, future minimum delivery commitments under the contracts are as follows:

December 31, 2006
Quantities (billion of cubic feet)
2007	720
2008	885
2009	943
2010	1,002
2011	1,050
2012 and thereafter	10,460

15,060

December 31, 2005
Quantities (billion of cubic feet)
2006	451
2007	583
2008	639
2009	704
2010	583
2011 and thereafter	5,528

8,488

     (d) Exploration and production licenses
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 662 (2005: RMB 534) for the year ended December 31, 2006.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Estimated annual payments for the next five years are as follows:

December 31, 2006
RMB
2007	750
2008	780
2009	800
2010	850
2011	900

December 31, 2005
RMB
2006	681
2007	712
2008	712
2009	712
2010	850
38 MAJOR CUSTOMERS
     The Group’s major customers are as follows:

	2006		2005
		% to		% to
		Total		Total
	Revenue	Revenue	Revenue	Revenue
	RMB	%	RMB	%
Sinopec	44,028	6%	35,848	6%
CNPC	27,714	4%	19,823	4%

	71,742	10%	55,671	10%

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
39 RELATED PARTY TRANSACTIONS
     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC Group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.
     The Group has extensive transactions with other members of the CNPC Group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.
     The terms of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.
     The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the years indicated below:
     (a) Bank deposits

	Note		December	December
			31, 2006	31, 2005
			RMB	RMB

Bank deposits balance
CP Finance	(i	)	8,937	24,356
State-controlled banks and other financial institutions			37,744	55,139

			46,681	79,495

			Year Ended December 31
	Note		2006	2005
			RMB	RMB

Interest income from bank deposits
CP Finance	(i	)	81	33
State-controlled banks and other financial institutions			1,804	1,582

			1,885	1,615

(i)	CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People’s Bank of China. The deposits yield interest at prevailing saving deposit rates.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (b) Sales of goods and services

	Year Ended December 31
	2006	2005
	RMB	RMB
Sales of goods
Associates and jointly controlled entities
- Crude oil	5,023	883
- Refined products	19,779	9,766
- Chemical products	90	308
Fellow subsidiaries (CNPC Group)
- Crude oil	1,546	155
- Refined products	16,847	12,364
- Chemical products	5,691	4,805
- Natural gas	1,346	820
- Other	277	650
Other state-controlled enterprises
- Crude oil	39,632	37,168
- Refined products	68,370	86,505
- Chemical products	8,979	18,275
- Natural gas	7,713	8,127

	175,293	179,826

     Sales of goods to related parties are conducted at market prices.

	Year Ended December 31
	2006	2005
	RMB	RMB
Sales of services
- Fellow subsidiaries (CNPC Group)	2,007	1,029
- Other state-controlled enterprises	7,761	3,592

	9,768	4,621

     Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (c) Purchases of goods and services

		Year Ended December 31
	Notes	2006	2005
		RMB	RMB
Purchases of goods	(i)
Associates and jointly controlled entities		9,868	4,220
Other state-controlled enterprises		50,995	59,719
Purchases of services Associates and jointly controlled entities		126	43
Fellow subsidiaries (CNPC Group)
- Fees paid for construction and technical services	(ii)
- exploration and development services	(iii)	50,485	39,653
- other construction and technical services	(iv)	32,256	25,010
- Fees for production services	(v)	32,730	23,344
- Social service charges	(vi)	2,301	2,153
- Ancillary service charges	(vii)	2,458	2,345
- Commission expense and other charges	(viii)	1,241	1,612
Other state-controlled enterprises	(ix)	7,703	6,390

		190,163	164,489

(i)	Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

(iii)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(iv)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

(v)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

(vi)	These represent expenditures for social welfare and support services which are charged at cost.

(vii)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix)	Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.
(d) Purchases of assets

	Year Ended December 31
	2006	2005
	RMB	RMB
Purchases of assets
Associates and jointly controlled entities	2	11
Fellow subsidiaries (CNPC Group)	1,795	5,870
Other state-controlled enterprises	6,617	6,813

	8,414	12,694

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc., at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (e) Year-end balances arising from sales/purchases of goods/services/assets

	December	December
	31, 2006	31, 2005
	RMB	RMB
Accounts receivable from related parties at the end of the year
- Associates and jointly controlled entities	82	12
- Fellow subsidiaries (CNPC Group)	599	337
- Other state-controlled enterprises	1,566	1,796

	2,247	2,145

Less: Provision for impairment
- Associates and jointly controlled entities	(5)	—
- Fellow subsidiaries (CNPC Group)	(232)	(246)
- Other state-controlled enterprises	(861)	(924)

	(1,098)	(1,170)

	1,149	975

Prepayment and other receivables from related parties at the end of the year
- Associates and jointly controlled entities	4,307	3,634
- Parent (CNPC)	196	103
- Fellow subsidiaries (CNPC Group)	7,220	7,430
- Other state-controlled enterprises	4,202	2,357

	15,925	13,524

Less: Provision for impairment
- Associates and jointly controlled entities	(212)	(240)
- Fellow subsidiaries (CNPC Group)	(4)	(70)
- Other state-controlled enterprises	(299)	(330)

	(515)	(640)

	15,410	12,884

Accounts payable and accrued liabilities to related parties at the end of the year
- Associates and jointly controlled entities	1,444	3,118
- Parent (CNPC)	2,321	2,516
- Fellow subsidiaries (CNPC Group)	26,046	20,285
- Other state-controlled enterprises	5,462	15,163

	35,273	41,082

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

	Year Ended December 31
	2006	2005
	RMB	RMB
Provision for impairment of accounts receivable from related parties charged to the profit and loss account
- Associates and jointly controlled entities	5	—
- Fellow subsidiaries (CNPC Group)	(11)	24
- Other state-controlled enterprises	(52)	(62)

	(58)	(38)

Provision for impairment of prepayment and other receivables from related parties charged to the profit and loss account
- Associates and jointly controlled entities	(20)	(55)
- Fellow subsidiaries (CNPC Group)	(32)	55
- Other state-controlled enterprises	12	(35)

	(40)	(35)

     (f) Leases

		Year Ended December 31
	Notes	2006	2005
		RMB	RMB
Advance operating lease payments paid to related parties	(i)

- Parent (CNPC)		—	232
- Other state-controlled enterprises		49	33

		49	265

Other operating lease payments paid to related parties
- Parent (CNPC)	(ii)	2,276	2,192
- Other state-controlled enterprises		16	5

		2,292	2,197

(i)	Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

	December	December
	31, 2006	31, 2005
	RMB	RMB
Operating lease payable to related parties
- Parent (CNPC)	—	2
- Other state-controlled enterprises	7	1

	7	3

     (g) Loans

	Year Ended December 31
	2006	2005
Loans to related parties	RMB	RMB
Loans to associates:
Beginning of the year	1,640	569
Loans advanced during year	1,034	1,392
Loans repayments received	(884)	(321)
Interest charged	154	29
Interest received	(144)	(29)

End of the year	1,800	1,640

     Loans to associates are included in prepaid expenses and other current assets (Note 23).
     The loans to related parties are mainly with interest rates ranging from 9.07% to 9.36% per annum as of December 31, 2006 (2005: 5.26% to 8.54%)

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)

		Year Ended December 31
	Notes	2006	2005
Loans from related parties		RMB	RMB
Loans from CP Finance:	(i)
Beginning of the year		27,319	29,932
Loans received during year		7,408	10,187
Loans repayments paid		(7,565)	(12,803)
Interest charged		1,327	1,297
Interest paid		(1,305)	(1,294)

End of the year		27,184	27,319

Loans from state-controlled banks and other financial institutions:	(ii)
Beginning of the year		31,178	36,562
Loans received during year		28,457	24,715
Loans repayments paid		(26,797)	(30,105)
Interest charged		1,598	1,670
Interest paid		(1,626)	(1,664)

End of the year		32,810	31,178

Loans from other related parties:	(iii)
Beginning of the year		62	16
Loans received during year		—	51
Loans repayments paid		(57)	(5)
Interest charged		2	1
Interest paid		(2)	(1)

End of the year		5	62

(i)	The loans from CP Finance are mainly with interest rates ranging from 4.46% to 6.06% per annum as of December 31, 2006, with maturities through 2032 (2005: 4.45% to 5.70%).

(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% per annum as of December 31, 2006, with maturities through 2038 (2005: zero to 8.66%).

(iii)	The loans from other related parties are mainly with interest rates at 6.32% per annum as of December 31, 2006, and with no fixed repayment term (2005: 6.32%).
     The secured loans from related parties amounted to RMB 23 at December 31, 2006 (December 31, 2005: RMB 54).
     The guaranteed loans amounted to RMB 597 at December 31, 2006 (December 31, 2005: RMB 674). All these guaranteed loans are from non-related parties long-term and guaranteed by CNPC.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     (h) Key management compensation

	Year Ended December 31
	2006	2005
	RMB’000	RMB’000
Fee for key management personnel
- Directors and supervisors	1,473	897
Salaries, allowances and other benefits
- Directors and supervisors	3,937	4,031
- Other key management	2,447	2,207
Contribution to retirement benefit scheme
- Directors and supervisors	165	57
- Other key management	133	37

	8,155	7,229

     As at December 31, 2006, none of the key management personnel had exercised the stock appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 329 (December 31, 2005: RMB 177) at December 31, 2006.
     (i) Contingent liabilities
     The Group has disclosed in Note 36 in respect of the contingent liabilities arising from the guarantees made for related parties.
     (j) Collateral for borrowings
     The Group pledged time deposits with maturities over one year as collaterals with Citibank, N.A, Singapore Branch for the borrowings of subsidiaries and associates. As at December 31, 2006, the balance of these time deposits amounted to RMB 2,499 (December 31, 2005: RMB 3,428), including RMB 312 (December 31, 2005: RMB 968) for the borrowings of subsidiaries and RMB 2,187 (December 31, 2005: RMB 2,460) for the borrowings of associates.

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
40 SEGMENT INFORMATION
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.
     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.
     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.
     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.
     The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.
     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.
     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has oversea operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.
     The accounting policies of the operating segments are the same as those described in Note 3 - “Summary of Principal Accounting Policies”.
     Operating segment information for the years ended December 31, 2005 and 2006 is presented below:

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Primary reporting format – business segments

	Exploration	Refining	Chemicals	Natural
Year Ended	and	and	and	Gas and
December 31, 2005	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover (including intersegment)	337,208	428,494	73,978	26,214	—	865,894
Less: Intersegment sales	(270,943)	(33,019)	(4,754)	(4,949)	—	(313,665)

Turnover from external customers	66,265	395,475	69,224	21,265	—	552,229

Depreciation, depletion and amortisation	(30,896)	(8,964)	(6,869)	(4,478)	(98)	(51,305)
Segment result	220,452	2,116	6,896	3,639	(1,357)	231,746
Other costs	(12,372)	(21,926)	(3,620)	(456)	(1,201)	(39,575)

Profit/(loss) from operations	208,080	(19,810)	3,276	3,183	(2,558)	192,171

Finance costs						(750)
Share of profit of associates and jointly controlled entities	1,851	165	15	—	370	2,401

Profit before taxation						193,822
Taxation						(54,180)

Profit for the year						139,642

Interest income (including intersegment)	3,912	998	387	100	5,763	11,160
Less: Intersegment interest income						(9,236)

Interest income from external entities						1,924

Interest expense (including intersegment)	(3,631)	(2,659)	(636)	(1,105)	(3,967)	(11,998)
Less: Intersegment interest expense						9,236

Interest expense to external entities						(2,762)

Segment assets	460,814	207,724	76,439	69,232	631,696	1,445,905
Elimination of intersegment balances						(680,216)

Investments in associates and jointly controlled entities	5,470	4,531	250	—	2,127	12,378

Total assets						778,067

Segment capital expenditure - for property, plant and equipment	83,214	16,454	13,569	11,137	427	124,801
Segment liabilities	146,616	97,918	30,559	40,847	161,753	477,693
Other liabilities						47,731
Elimination of intersegment balances						(291,024)

Total liabilities						234,400

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
     Primary reporting format – business segments (continued)

	Exploration	Refining	Chemicals	Natural
Year Ended	and	and	and	Gas and
December 31, 2006	Production	Marketing	Marketing	Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Turnover (including intersegment)	421,340	543,299	82,791	38,917	1,080	1,087,427
Less: Intersegment sales	(339,619)	(44,806)	(7,983)	(5,617)	(424)	(398,449)

Turnover from external customers	81,721	498,493	74,808	33,300	656	688,978

Depreciation, depletion and amortisation	(37,080)	(12,080)	(6,417)	(5,263)	(548)	(61,388)
Segment result	232,404	(5,206)	8,208	9,470	(3,058)	241,818
Other costs	(12,544)	(23,958)	(3,150)	(484)	(3,706)	(43,842)

Profit/(loss) from operations	219,860	(29,164)	5,058	8,986	(6,764)	197,976

Finance costs						(1,080)
Share of profit of associates and jointly controlled entities	1,889	333	38	1	16	2,277

Profit before taxation						199,173

Taxation						(49,776)

Profit for the year						149,397

Interest income (including intersegment)	4,853	1,471	634	157	7,171	14,286
Less: Intersegment interest income						(12,220)

Interest income from external entities						2,066

Interest expense (including intersegment)	(5,043)	(3,790)	(679)	(1,614)	(4,314)	(15,440)
Less: Intersegment interest expense						12,220

Interest expense to external entities						(3,220)

Segment assets	507,073	248,027	81,032	75,433	729,079	1,640,644
Elimination of intersegment balances						(801,437)
Investments in associates and jointly controlled entities	27,127	5,587	153	20	69	32,956

Total assets						872,163

Segment capital expenditure - for property, plant and equipment	105,192	19,206	10,681	11,309	2,358	148,746
Segment liabilities	185,185	115,352	28,024	43,644	171,059	543,264
Other liabilities						62,021
Elimination of intersegment balances						(350,713)

Total liabilities						254,572

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
Note (a) – Intersegment sales are conducted principally at market price.
Note (b) – Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net expense.
Note (c) – Segment results for the years ended December 31, 2005 and 2006 included impairment for property, plant and equipment (Note 15).
Note (d) – Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.
Note (e) – Elimination of intersegment balances represents elimination of intersegment accounts and investments.
Note (f) – Effective January 1, 2006, the results of operations, together with the corresponding assets and liabilities, of certain research and development activities of the Group are reclassified from the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment to the Other segment to reflect the changes in the manner under which these activities are managed. The results of operations, together with the corresponding assets and liabilities, of these research and development activities were included in the previously reported segments in the segment information for the year ended December 31, 2005. Selected financial data of these research and development activities as of December 31, 2005 and for the year ended December 31, 2005 are as follows:

	Exploration	Refining	Chemicals	Natural
	and	and	and	Gas and
	Production	Marketing	Marketing	Pipeline	Total
	RMB	RMB	RMB	RMB	RMB
Turnover (including intersegment)	543	—	39	—	582
Turnover from external customers	21	—	29	—	50
Depreciation, depletion and amortisation	(295)	(26)	(64)	(6)	(391)

Segment result	(714)	(88)	(162)	(21)	(985)
Other costs	(664)	(96)	(81)	(42)	(883)
Loss from operations	(1,378)	(184)	(243)	(63)	(1,868)
Share of profit of associates	3	—	—	—	3
Interest income	—	—	—	—	—
Interest expense	(15)	—	—	—	(15)
Segment assets	2,163	272	374	52	2,861
Segment liabilities	1,183	320	164	21	1,688
     Secondary reporting format – geographical segments

	Turnover		Total assets		Capital expenditure
Year Ended December 31	2006	2005	2006	2005	2006	2005
	RMB	RMB	RMB	RMB	RMB	RMB
PRC	665,267	531,520	811,919	717,934	142,371	119,505
Other (Exploration and Production)	23,711	20,709	60,244	60,133	6,375	5,296

	688,978	552,229	872,163	778,067	148,746	124,801

PETROCHINA COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions except for per share data or unless otherwise stated)
41 SUBSEQUENT EVENT
     On March 16, 2007, the corporate income tax law was passed at the Fifth Session of Tenth National People’s Congress of PRC whereby all enterprises with operations in the PRC will be subject to the same statutory income tax rate. The Group will evaluate the impact of the new tax law on the operating results and the financial position of the Group when the new tax law is implemented.
42 APPROVAL OF FINANCIAL STATEMENTS
     The financial statements were approved by the Board of Directors on March 19, 2007 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 16, 2007.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATIONON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNANDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     In accordance with US Statement of Financial Accounting Standard No. 69, Disclosures about Oil and Gas Producing Activities, this section provides supplemental information on oil and gas exploration and producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method.
     Results of Operations

	Year Ended December 31
	2006	2005
	RMB	RMB
Sales and other operating revenues Sales to third parties	81,721	66,265

Intersegment sales	313,654	261,558

	395,375	327,823
Production costs excluding taxes	(54,800)	(41,713)
Exploration expenses	(18,822)	(15,566)
Depreciation, depletion and amortisation	(31,540)	(25,819)
Taxes other than income taxes	(41,354)	(10,239)

Accretion expense	(796)	(60)

Profit before taxation	248,063	234,426
Taxation	(65,554)	(64,816)

Results of operations from producing activities	182,509	169,610

Profit from associates’ and jointly controlled entities’ results of operations from producing activities	4,424	1,880

Capitalised Costs

	December	December
	31, 2006	31, 2005
	RMB	RMB
Property costs	—	—
Producing assets	425,172	359,539
Support facilities	150,149	138,093

Construction-in-progress	25,461	19,394

Total capitalised costs	600,782	517,026

Accumulated depreciation, depletion and amortisation	(233,677)	(203,416)

Net capitalised costs	367,105	313,610

Share of associates’ and jointly controlled entities’ net capitalised costs	25,136	20,597

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATIONON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNANDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31
	2006	2005
	RMB	RMB
Property acquisition costs	—	—
Exploration costs	30,567	25,335

Development costs	79,902	72,551

Total	110,469	97,886

Share of associates’ and jointly controlled entities’ costs of property acquisition, exploration, and development	4,371	2,590

     Proved Reserve Estimates
     Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir’s producing life.
     Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Oil and gas price increases may

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATIONON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNANDITED)
(Amounts in millions except for per share data or unless otherwise stated)
extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.
     Proved reserve estimates as of December 31, 2005 and 2006 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.
     Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

	Crude Oil and
	Condensate	Natural Gas
	(millions of barrels)	(billions of cubic feet)
Proved developed and undeveloped

Reserves at January 1, 2005	11,501	45,249
Changes resulting from:
Revisions of previous estimates	157	213
Improved recovery	101	—
Extensions and discoveries	606	4,005

Production	(829)	(1,344)

Reserves at December 31, 2005	11,536	48,123
Changes resulting from:
Revisions of previous estimates	197	686
Improved recovery	81	—
Extensions and discoveries	635	6,248
Production	(831)	(1,588)

Reserves at December 31, 2006	11,618	53,469

Proved developed reserves at:
December 31, 2005	9,195	19,858
December 31, 2006	9,185	22,564

Proportional interest in proved reserves of associates and jointly controlled entities’
December 31, 2005	631	145
December 31, 2006	543	105
     At December 31, 2006, 10,975 million barrels of crude oil and condensate and 52,673.4 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 643 million barrels of crude oil and condensate and 795.6 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATIONON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNANDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     Standardised Measure
     The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users’ ability to project future cash flows.
     The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2005 and 2006 is as follows:

RMB
At December 31, 2005
Future cash inflows from sales of oil and gas	5,337,329
Future production costs	(1,043,358)
Future development costs	(156,575)
Future income tax expense	(1,279,133)

Future net cash flows	2,858,263
Discount at 10% for estimated timing of cash flows	(1,472,069)

Standardised measure of discounted future net cash flows	1,386,194

At December 31, 2006
Future cash inflows from sales of oil and gas	5,611,306
Future production costs	(1,620,761)
Future development costs	(296,175)
Future income tax expense	(1,202,980)

Future net cash flows	2,491,390
Discount at 10% for estimated timing of cash flows	(1,336,045)

Standardised measure of discounted future net cash flows	1,155,345

Share of associates’ and jointly controlled entities’ standardised measure of discounted future net cash flows
At December 31, 2005	31,703
At December 31, 2006	59,825
     Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATIONON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNANDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2005 and 2006 are as follows:

	Year Ended December 31
	2006	2005
	RMB	RMB
CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of year	1,386,194	1,000,458
Sales and transfers of oil and gas produced, net of production costs	(328,001)	(274,921)
Net changes in prices and production costs and other	(317,593)	523,089
Extensions, discoveries and improved recovery	166,249	157,343
Development costs incurred	(47,551)	(11,282)
Revisions of previous quantity estimates	32,306	21,678
Accretion of discount	200,771	144,709
Net change in income taxes	62,970	(174,880)

End of year	1,155,345	1,386,194

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
     The consolidated financial statements of the Group appearing on pages 94 to 163 have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.
     Effect on net income of significant differences between IFRS and US GAAP is as follows:

	Year Ended December 31
	2006	2005
	RMB	RMB
Profit for the year under IFRS	149,397	139,642
US GAAP adjustments:
Share of profit of jointly controlled entities	2,735	2
Depreciation charges on property, plant and equipment revaluation gain	3,828	6,528
Depreciation charges on property, plant and equipment revaluation loss	—	(149)
Loss on disposal of revalued property, plant and equipment	287	432
Income tax effect	(1,358)	(2,248)
Minority interest	(8,600)	(6,341)
Depreciation charges on property, plant and equipment arising from purchase from minority interest of subsidiaries	(202)	—

Net income under US GAAP	146,087	137,866

Basic and diluted net income per share under US GAAP (RMB)	0.82	0.78

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     Effect on equity of significant differences between IFRS and US GAAP is as follows:

	December	December
	31, 2006	31, 2005
	RMB	RMB
Equity under IFRS	617,591	543,667
US GAAP adjustments:
Acquisition of PetroKazakhstan Inc.	22,129	22,129
Share of profit of jointly controlled entities	2,737	2
Deemed distribution to CNPC International Limited	(3,044)	—
Payment for the acquisition of PetroKazakhstan Inc.	(21,376)	—
Reversal of property, plant and equipment revaluation gain	(80,555)	(80,555)
Depreciation charges on property, plant and equipment revaluation gain	55,799	51,971
Reversal of property, plant and equipment revaluation loss	1,513	1,513
Depreciation charges on property, plant and equipment revaluation loss	(1,459)	(1,459)
Loss on disposal of revalued property, plant and equipment	2,033	1,746
Deferred tax assets on revaluation	7,485	8,843
Minority interest	(30,953)	(39,100)
Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder of the Company	(2,553)	(2,553)
Effect on the other reserves of the shareholders’ equity from the one-time remedial payments for staff housing borne by the state shareholder of the Company	2,553	2,553
Purchase from minority interest of subsidiaries (Note 18 to the consolidated financial statements)	3,594	1,438
Depreciation charges on property, plant and equipment arising from purchase from minority interest of subsidiaries	(202)	—

Currency translation differences	(822)	(54)

Shareholders’ equity under US GAAP	574,470	510,141

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     Changes in shareholders’ equity under US GAAP for each of the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31
	2006	2005
	RMB	RMB
Balance at beginning of year	510,141	405,573

Net income for the year	146,087	137,866
Acquisition of PetroKazakhstan Inc.	—	11,064
Deemed distribution to CNPC International Limited	(1,522)	—
Payment for the acquisition of PetroKazakhstan Inc.	(10,688)	—
Final dividends for year 2004	—	(25,936)
Interim dividends for year 2005	—	(27,731)
Final dividends for year 2005	(32,282)	—
Interim dividends for year 2006	(36,307)	—
Payment to CNPC for acquisition of refinery and petrochemical businesses (Note 2 to the consolidated financial statements)	—	(9)
Issue of H shares (Notes 29 and 30 to the consolidated financial statements)	—	19,692

Capital contribution to CNPC Exploration and Development Company Limited(Note 2 to the consolidated financial statements)	—	(10,056)
Currency translation differences	(959)	(322)

Balance at end of year	574,470	510,141

     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these consolidated financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.
     A summary of the principal differences and additional disclosures applicable to the Group is set out below:
     (a) Acquisition of PetroKazakhstan Inc.
     As described in Note 16 to the consolidated financial statements of the Group, the Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited (CNPCI), a subsidiary of CNPC, effective on December 28, 2006 for RMB 21,376. As both CNPCI and the Group are under common control by CNPC, the acquisition of the 67% equity interest in PetroKazakhstan Inc. has been accounted for in a manner similar to pooling of interest under US GAAP accounting and the US GAAP financial data reflects the acquisition of the 67% equity

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
interest in PetroKazakhstan Inc. since PetroKazakhstan Inc. was first acquired by CNPCI on October 26, 2005.
     On December 15, 2006, PetroKazakhstan Inc. paid to CNPCI a dividend amount to RMB 3,044 and this was recorded as a deemed distribution to CNPCI.
     The purchase consideration for the acquisition of the 67% equity interest in PetroKazakhstan Inc. was paid by the Group to CNPCI on December 28, 2006.
     (b) Revaluation of property, plant and equipment
     As described in Note 15 to the consolidated financial statements on pages 117 to 122, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised during 1999 by a firm of independent valuers on a depreciated replacement cost basis. The 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.
     As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis. The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.
     As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.
     The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2006 to December 31, 2006 was RMB 3,828 and from January 1, 2005 to December 31, 2005 was RMB 6,528, respectively.
     The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2006 to December 31, 2006 was Nil, and from January 1, 2005 to December 31, 2005 was RMB 149.
     The loss on disposal of revalued property, plant and equipment from January 1, 2006 to December 31, 2006 was RMB 287, and from January 1, 2005 to December 31, 2005 was RMB 432 which includes shut down of manufacturing assets.
     For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal was reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 was established, together with a corresponding increase in the equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     (c) One-time remedial payments for staff housing
     The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.
     The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Company.
     Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP does not contain such exemption and requires this principal shareholder’s action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount was borne by CNPC, a corresponding amount was included as an addition to the other reserves in the equity of the Group. There were no significant changes in this estimate during 2005 and 2006.
     (d) Minority interest
     In accordance with the revised IFRS 1 “Presentation of Financial Statements” and IAS 27 “Consolidated and Separate Financial Statements”, minority interest becomes part of the profit for the year and total equity of the Group, respectively, whereas under US GAAP, it is respectively excluded from the net income and equity of the Group.
     This reconciling item includes the impact of minority interest’s share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries and the impact of minority interest arising from the acquistion of the 67% equity interest in PetroKazakhstan Inc. by a non-wholly owned subsidiary of the Group to net income and equity under US GAAP.

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     (e) Purchase from minority interest of subsidiaries
     As described in Note 18 to the consolidated financial statements on pages 124 to 125, the Company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited (“JPCL”) and Liaohe Jinma Oilfield Company Limited (“LJOCL”) and A shares and H shares (including ADS) from the minority interest of Jilin Chemical Industrial Company Limited (“JCIC”). Under IFRS, the Company applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL, LJOCL and JCIC additionally acquired by the Company from minority interest were recorded by the Company at cost. The difference between the Company’s purchase cost and the book value of the interests in JPCL, LJOCL and JCIC acquired by the Company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charges were provided for the assets which were restated to fair value.
     (f) Recent US accounting pronouncements
     In September 2005, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”) which requires two or more inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29, “Accounting for Nonmonetary Transactions”. The Task Force also agreed that an entity should disclose the amount of revenue and costs (or gains and losses) associated with inventory exchanges recognised at fair value. This Issue should be applied to new arrangements entered into, or modifications or renegotiations of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006 and early application is permitted in periods for which financial statements have not been issued. The Group did not early adopt EITF 04-13 and does not expect the adoption of EITF 04-13 to have a material impact on the Group’s financial position or results of operations.
     In June 2006, EITF issued No. 06-3, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, and early application is permitted. The Group did not early adopt EITF 06-3 and does not expect the adoption of EITF 06-3 to have a material impact on the presentation of the Group’s financial statements.
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognising, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Group has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise’s fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The cumulative effect of applying the provisions of this Interpretation should be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Group is currently evaluating the impact of adopting FIN 48.

PETROCHINA COMPANY LIMITED
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (UNAUDITED)
(Amounts in millions except for per share data or unless otherwise stated)
     In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, “Fair Value Measurements” (“FAS157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. The Group is currently evaluating the impact of adopting FAS 157 but does not expect to have a material effect on the Group’s consolidated financial position and results of operations.
     In September 2006, the U.S. Securities and Exchange Commission (“SEC”) released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on the consideration of effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. The provisions of SAB 108 are effective for fiscal years ending after November 15, 2006. The application of SAB 108 did not have any material effect on the Group’s consolidated financial position and results of operations.

CORPORATE INFORMATION
Board of Directors

Chairman:	Chen Geng
Vice Chairman:	Jiang Jiemin
Executive Director:	Duan Wende
Non-executive Directors:	Zheng Hu	Zhou Jiping
	Wang Yilin	Zeng Yukang
	Gong Huazhang	Jiang Fan
Independent Non-executive Directors:	Chee-Chen Tung	Liu Hongru
Franco Bernabè
Secretary to the Board of Directors:	Li Huaiqi

Supervisory Committee

Chairman:	Wang Fucheng
Supervisors:	Wen Qingshan	Sun Xianfeng
	Xu Fengli	Qin Gang
Independent Supervisors:	Li Yongwu	Wu Zhipan

Senior Management

	Wang Guoliang	Liao Yongyuan
	Jia Chengzao	Hu Wenrui

Authorised Representative

Li Huaiqi

Company’s Website

www.petrochina.com.cn

Auditors

International Auditors
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor
Prince’s Building
Central
Hong Kong
Domestic Auditors
PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Certified Public Accountants, PRC
11th Floor PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Clifford Chance	Shearman & Sterling
29th Floor	12th Floor Gloucester Tower
Jardine House	The Landmark
1 Connaught Place	11 Pedder Street
Central	Central
Hong Kong	Hong Kong

as to PRC law:

King and Wood
Level 31 Block A Jianwai Soho
39 Dong San Huan Zhong Lu
Beijing 100022

Legal Address

World Tower
16 Andelu
Dongcheng District
Beijing 100011
PRC
Hong Kong Representative Office
Unit 3606
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Hong Kong Share Registrar and Transfer Office
Hong Kong Registrars Limited
46/F Hopewell Centre
183 Queen’s Road East
Hong Kong

Principal Bankers

Industrial and Commercial Bank of China, Head Office	Bank of China, Head Office
55 Fuxingmennei Avenue	1 Fuxingmennei Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

China Construction Bank	China Development Bank
25 Finance Street	29 Fuchengmenwai Avenue
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC

Bank of Communications, Beijing Branch	CITIC Industrial Bank, Headquarters Branch
Tongtai Mansion, 33 Finance Street	A27 Finance Street
Xicheng District	Xicheng District
Beijing, PRC	Beijing, PRC
Agricultural Bank of China, Head Office
No. 23A, Fuxing Road
Haidian District
Beijing, PRC
Depository
The Bank of New York
P.O. Box 11258
Church Street Station
New York
NY 10286-1258
Places of Listing

H shares:	The Stock Exchange of Hong Kong Limited
Code: 857
ADS:	The New York Stock Exchange, Inc.
Symbol: PTR
Publications
     As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before June 30, 2007. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited
16 Andelu
Dongcheng District
Beijing 100011
PRC
Tel: (8610) 8488 6270
Fax: (8610) 8488 6260
Hong Kong	PetroChina Company Limited
Unit 3606
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Tel: (852) 2899 2010
Fax: (852) 2899 2390
USA	The Bank of New York
P.O. Box 11258
Church Street Station
New York, NY 10286 — 1258
USA
Calling from within the US (toll-free): 1-888-BNY-ADRs
International call: 212-815-3700
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
     Shareholders may also browse or download the annual report of the Company and the Form-20 filed with the SEC from the official website of the Company at www.petrochina.com.cn.

Investment Information for Reference
Please contact our Hong Kong Representative Office for other information about the Company.
Documents Available for Inspection
The following documents are made available for inspection at the headquarters of the Company in Beijing:
1.	The original of the annual report for 2006 signed by the Chairman of the Board;

2.	The financial statements under the hand and seal of the Legal Representative, the Chief Accountant and the Person in Charge of the Accounting Department of the Company;

3.	The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants; and

4.	Copies of all Chinese and English announcements of the Company published in Hong Kong newspapers during the period of the annual report; and

5.	The Articles of Association of the Company.

MAJOR EVENTS IN 2006
February
•	On February 14, the Company began to accept payments made through cards issued by banks at more than 8,000 gas stations throughout China. Meanwhile, the Company and the Industrial and Commercial Bank of China jointly launched the Peony PetroChina Card nationwide. With raising customers’ satisfaction as the Company’s objective in respect of its retailing of refined products, the launch of this credit card was expected to further improve the service standard at gas stations of the Company.

•	On February 28, a foundation laying ceremony in respect of an ethylene project of PetroChina Sichuan with an annual production capacity of 800,000 tons was held in Chengdu, Sichuan Province. The project was approved by the State Council of China and the formal approval notice was issued by the National Development and Reform Commission of China on December 13, 2005. The project was the first large-scale ethylene project ever in the southwest China and represented a major breakthrough of the petrochemical industry in the southwestern region as ethylene production was determined to form the core operations in the region. The project, which was jointly developed by the Company and Chengdu Petrochemical Co., Ltd. in the shareholding structure of 51% and 49% respectively with the total investment of approximately RMB21,000 million, was expected to be completed during the period of implementation of the Eleventh Five-Year Plan of China.
March
•	On March 2, the Company and Total, the French oil and gas company, jointly held a signing ceremony at Diaoyutai State Guest House in Beijing, on which the two companies signed a Contract for the Exploration and Production of Natural Gas Resources of the South Sulige Block of Erdos Basin and also a Memorandum of Understanding on the sale and purchase of natural gas. Mr Jiang Jiemin, President of the Company, Mr Christophe de Margerie, currently the Chief Executive Officer of Total Group (previously the Executive Vice President and President of Exploration and Production), Mr Philippe Guelluy, French Ambassador to China, and other relevant Chinese government officials attended the ceremony. Mr Yan Cunzhang, President of the Foreign Cooperation Administration Department of the Company, Mr Tang Yali, Vice President of PetroChina Natural Gas & Pipeline Company and Mr Charles Mattenet, Senior Vice-President of Total’s Exploration and Production (Asia and Far East) signed the Contract for Exploration and Production of Natural Gas Resources at the South Sulige Block of Erdos Basin and the Memorandum of Understanding for the Sale and Purchase of Natural Gas on behalf of their respective companies.

Exploration efforts have confirmed that there is geologic reserve of natural gas of over 100 billion cubic metres in the South Sulige Block, offering reliable availability of natural gas resources. Owing to the proximity of the cooperative production site to the Shaanxi-Beijing Pipeline and the West-East Gas Pipeline trunk, the natural gas produced can be conveniently transmitted and the market prospects are optimistic. Through the cooperation with Total and by well capitalising on both companies’ competitive advantages, the Company aims at exploring the natural gas reserve at the South Sulige Block and achieving large scale production as soon as possible.

•	On March 20, the Company held the second meeting of the Third Term of its Board of Directors in Beijing, during which the following resolutions were passed: resolution on the Company’s Financial Statements for year 2005 (including the publication of annual results for the year ended December 31, 2005); resolution on the draft plan of distribution of dividends for year 2005; resolution on the Company’s annual report for year 2005 (for publication in Hong Kong); resolution on the President’s Work Report for year 2005; resolution on the report on assessment of the completion of performance targets by the President’s Work Team for year 2005 and the formulation of performance contract for year 2006; resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim dividends for year 2006; resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to arrange for the issue of new shares by the Company and for their listing; resolution on the proposal to set up an ad hoc Board of Directors’ committee regarding the application for issue of new shares by the Company and their listing and on the proposal to authorise such ad hoc committee to deal with related matters; and resolution on convening the annual general meeting for year 2005.
April
•	On April 5, Forbes published its latest ranking of the “World’s Largest 2,000 Public Companies” for year 2006 on its website. Citigroup ranked the first, followed by General Electric and then the Bank of America. The Company ranked first amongst all 105 Chinese enterprises on the list and ranked No. 52 worldwide. The other top two Chinese enterprises were China Construction Bank which ranked No. 65 and Sinopec which ranked No. 77 worldwide.

May
•	On May 26, the Company held its annual general meeting for year 2005 in Beijing. The following resolutions were passed at the meeting: approval of the Report of the Board of Directors for year 2005; approval of the Report of the Board of Supervisors for year 2005; approval of the Company’s Financial Statements for year 2005; approval of the plan of distribution of dividends for year 2005; approval of the proposal to authorise the Board of Directors to determine the distribution of the Company’s interim dividends for year 2006; approval of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers as domestic auditors and international auditors of the Company respectively for year 2006 and authorising the Board of Directors to determine the remuneration for the auditors; approval of the proposal to elect the Company’s directors; and approval of the proposal to authorise the Board of Directors to arrange for the issue of new shares by the Company and for their listing.
June
•	On June 6, the Company convened an extraordinary Board of Directors’ meeting. The resolution on the approval and authorisation of the Secretary of Board of Directors to sign the Form 20-F for the year 2005 was passed by circulation of written resolution.

•	On June 24, the Company held the third meeting of the Third Term of its Board of Directors in Beijing, during which the following resolutions were passed: resolution on development plans of the Company during the implementation of the Eleventh Five-Year Plan of China; resolution on strengthening safety and environmental infrastructure of the Company; and resolution on authorisation of approval limits in connection with short-term investments for year 2006. Two reports, namely, the special report on assessment of oil and natural gas reserves of the Company for year 2005 and the internal control report of the Company, were received and reviewed at the meeting.
July
•	On July 29, crude oil imported through the China-Kazakhstan Crude Oil Pipeline successfully passed through Alashankou-Dushanzi Crude Oil Pipeline in China at 5 pm that day and reached the crude oil tank field of PetroChina Dushanzi Petrochemical Company, marking the full linking-up and formal commencement of commercial operation of China’s first transnational crude oil pipeline. The China-Kazakhstan Crude Oil Pipeline and the Alashankou-Dushanzi Crude Oil Pipeline have a total length of over 1,200 kilometres. It originates from Atasu, Kazakhstan and enters China at Alashankou, a port at the Sino-Kazakhstan border, and finishes at PetroChina Dushanzi Petrochemical Company. The pipeline runs 962 kilometres outside of China and 246 km within the Chinese territory, having a designed annual carrying capacity of 10 million tons.
August
•	On August 18, foundation was laid for an over 10 million tons oil refining and over one million tons ethylene production facility of the Fushun Petrochemical Company, which is the prime project of the Group in eastern China. Development of this project benefits the optimised allocation of crude oil resources of the Company in northeastern China, facilitates the optimisation and reorganisation of the Company’s refining operations, speeds up the pace of implementation of combined strategies of resources, market orientation and internationalisation strategies of the Company to enhance the Company’s competitiveness as a whole.

The new complex of oil refining and ethylene production plant of the Fushun Petrochemical Company comprises 13 large scale main production facilities including an 8-million ton atmospheric and vacuum distillation facility and a 0.8 million ton ethylene production facility. In accordance with the overall development plan, the timetable for completion of the construction of the production facilities and commencement of production for the major oil refining facilities, the other oil refining facilities and the petrochemical facilities are scheduled to be in September 2008, June 2009 and June 2010, respectively. Upon completion, Fushun Petrochemical Company will have capacity for producing six million tons of high-end gasoline and diesel and an additional 1.8 million tons petrochemical products every year.

After commencement of production of the aforesaid project, Fushun Petrochemical Company will have large-scale oil refining operations, large-scale petrochemical operations and a large-scale production site, making it the largest integrated oil refining/petrochemical production base in northeastern China. Also, the construction and future production of the project will effectively drive the development of related industries in Fushun City and the whole Liaoning Province and promote the local economy and social development.

•	On August 19, foundation was laid for the Tarim chemical fertilizer production project of the Company. The project is designed to have an annual production capacity of 0.45 million tons of synthetic ammonia and 0.8 million tons of urea. Equipped with the most advanced fertilizer production technology, the project will become one of the largest single-unit chemical fertilizer making facilities in China.

The Tarim chemical fertilizer production plant will primarily include a synthetic ammonia facility with a daily production capacity of 1,500 tons, and a melt urea production with a daily production capacity of 2,640 tons and a coarse grain granulation facility. The various environmental standards for its discharging of industrial waste gases and water are higher than the national standards. The plant already received approval from the State Environmental Protection Administration of China and further obtained environmental risk clearance from the relevant authorities for chemical and petrochemical projects in June 2006.

Located at Korla, the capital of Bayin’guoleng Mongolia Autonomous Prefecture in the Xinjiang Uygur Autonomous Region, the Tarim chemical fertilizer production plant utilises the rich natural gas resources in Tarim Basin. Successful development of the project will bear important significance to the Company in terms of business growth of its downstream operations. The project would also provide momentum to propel the utilisation of the rich natural gas resources in Tarim Basin, meeting the agricultural development needs and enhancing local economic development of the region.

•	On August 23, the Company held the fourth meeting of the Third Term of its Board of Directors in Beijing, during which the following resolutions were passed: resolution on the Company’s Interim Financial Statements for year 2006 (including the publication of interim results for the six months ended June 30, 2006); resolution on the plan for distribution of interim dividends for year 2006; resolution on adjustment of the investment plan for year 2006; resolution on acquisition by the Company of equity interests in PetroKazakhstan Inc. (“PKZ”) and resolution on new caps for continuing connected transactions in relation thereto; resolution on making an application to the HKSE for new caps for continuing connected transactions for the years 2006 to 2008; resolution on amending the articles of association of the Company; resolution on the bond issue of the Company in year 2006; and resolution on convening the extraordinary general meeting of the Company in year 2006.

•	On August 23, the Company announced that it has acquired, through CNPC Exploration and

Development Company Limited (“CNPC E&D”), a joint venture of the Company and CNPC, the entire interest held by CNPC in PKZ representing a 67% equity interests in PKZ for a consideration of approximately US$2.735 billion (equivalent to approximately RMB21.9 billion) as part of the Company’s efforts to further increase the potential of continuous growth of its overseas oil and natural gas resources and to enhance corporate value. After completion of the transaction, CNPC E&D and KazMunaiGas, Kazakhstan’s state-owned oil company, will hold 67% and 33% equity interests in PKZ respectively. PKZ’s operations include exploration and development, oil and natural gas production, oil refining and marketing as well as related operations. All of PKZ’s exploration and production operations are located in the 80,000 sq.km. South Turgai Basin in the southern-central of Kazakhstan.
September
•	On September 15, Platts, an authority in the global energy sector, published the Top 250 Global Energy Companies for 2006. The Company ranked No. 6, immediately following Exxon Mobil Corp., Royal Dutch Shell plc, BP plc, Total and ConocoPhillips which were the top 5 ranking companies. Sinopec ranked No. 14. Among the Asian/Pacific Rim Companies 2006, the Company ranked No. 1 for the fifth consecutive year, while Sinopec ranked No. 2.

•	On September 18, BusinessWeek published its 2006 Asian 50 Companies. Among 17 Chinese companies on the list, the Company, which ranked No. 2 in 2005, leaped into No. 1 in 2006. Sinopec ranked No. 25.
October
•	On October 24, Jonathan Hirst, Managing Director & Publisher of FinanceAsia, presented the following awards to the Company in Beijing: Most Profit-making Companies in Asia (No. 1), Best Management Companies in Asia (No. 3), Best Corporate Governance Companies in Asia (No. 3), Best Investor Relations Companies in Asia (No. 3) and Best Companies in Guaranteeing Dividend Payment in Asia (No. 1).

•	On October 26, the PetroChina Cup of China-ASEAN International Auto Rally, themed as a “Harmony Trip” by the Company, was successfully completed in Nanning, Guangxi Zhuang Autonomous

Region. The Company was designated as the sole provider of fuel oil and lubricants for the rally. This Auto Rally is the first large transnational auto match ever joined by China and ASEAN countries. It is important in terms of expanding and deepening co-operation in sports and culture, communication between people and economic exchange between China and each ASEAN country, strengthening the emotional ties between people in the region and further enhancing ASEAN countries’ understanding of China.
•	On October 27, the signing ceremony in respect of the contract for the Tarim chemical fertilizer project was held in Kunlun Hotel in Beijing. Duan Wende, Senior Vice President of the Company, attended the ceremony.

Denmark-based Haldor Topsoe A/S, Italian Snamprogetti and Japanese Toyo Engineering, three of the world’s well-known patent holders and engineering companies, are the parties to a technology transfer agreement for the Tarim chemical fertilizer project.
November
•	On November 1, the Company convened the extraordinary shareholders’ general meeting for 2006. The following resolutions were passed in the meeting: approval of the new continuing connected transactions arising as a result of the acquisition of a 67% equity interest in PKZ and new caps for 2006 to 2008 in relation thereto; approval for the increase of the annual caps in respect of certain continuing connected transactions for 2006 to 2008; and approval of amendment of the Company’s Articles of Association.

•	On November 10, the Company renewed the US$10 million Directors’, Supervisors’ and Officers’ liability insurance contract with AIU Insurance Company, Guangzhou Branch. This is an important protective measure for the purpose of eliminating effectively any personal financial risk and legal risk that may be assumed by the Directors, Supervisors and senior management staff of the Company in the performance of their duties.

•	On November 24, the Company convened the fifth meeting of the Third Term of the Board of Directors in Beijing. The following resolutions were passed in the meeting: resolution on the Company’s budget for the year 2007; resolution on the investment plan of the Company for the year 2007. The opinion of the Audit Committee of the Company of Directors was presented at the meeting.
•	On November 24, the Company announced that Mr Su Shulin resigned from his office as executive Director, Senior Vice President and Authorised Representative of the Company due to his taking up new designation with the provincial government of Liaoning Province of the PRC.
December
•	On December 16, the Huaiyang-Wuhan Connection Line, which links the West-East Gas Pipeline with the Zhongxian-Wuhan Gas Pipeline, started its trial operation. This signifies new advancement in the development of the Company’s main gas transmission pipeline network. It will increase the capability of the Company in providing safe and stable supply of natural gas. The 475 km Huaiyang-Wuhan Connection Line runs from Huaiyang, Henan Province to Wuhan, Hubei Province. Its designed annual transmission capacity is 1.5 billion cubic metres. The connection line connects the West-East Gas Pipeline and the Zhongxian-Wuhan Gas Pipeline. Its operation will enhance safe supply of natural gas in Hunan Province and Hubei Province.

•	On December 18, US-based Petroleum Intelligence Weekly announced the ranking of the Global Top 50 Oil Companies for 2005. This is the 20th consecutive year in which the publication announced this ranking. The crude oil reserves and natural gas reserves of the top 50 oil companies represent 85% and 64% respectively of the total world reserves, while the oil and natural gas output of those companies represent 81% and 68% respectively of the global output. Saudi Aramco continued to rank the first in the latest ranking. Among the oil companies in the world, the Company ranks No. 12 in crude oil reserves, No. 14 in natural gas reserves, No. 8 in crude oil output, No. 12 in natural gas output, No. 10 in refining capability, No. 12 in sales volume of oil products. Overall, the Company ranks No. 7 in the top 50 oil companies. This is the 6th consecutive year in which the Company ranks among the top 10 oil companies.

•	On December 28, the Company completed the acquisition of a 67% equity interest in PetroKazakhstan Inc. for a consideration of RMB21,376 million, which was paid on the same date.

•	On December 30, the foundation was laid for a refining project of the Guangxi Petrochemical

Company with a 10 million tons capacity in Qinzhou City in Guangxi Zhuang Autonomous Region. The Guangxi 10-million tons refining project is the first large-scale refining project implemented by the Company in southern China. It is also a strategically important step of the Company to fully implement the development of western China. The smooth implementation of the project will benefit the full utilization of overseas crude oil resources by the Company, further mitigate the tight supply of refined oil in western and southern China and enable stable market supply. With a single-unit configuration, the 10-million tons Guangxi refining project includes 10 sets of main installations (including a 10 million tons per year atmospheric vacuum unit), oil wharf and tank farm and other utilities. The main installations are the largest in scale currently in China. Upon completion, the new plant will provide 7.6 million tons of refined oil, LPG, polypropylene and other petrochemicals to markets in the southern and western parts of China each year and thereby create economic and social benefits.